Exhibit 99.2

ARRANGEMENT INVOLVING

GOLD STANDARD VENTURES CORP.

and

ORLA MINING LTD.

Notice and Management Information Circular for

the Special Meeting of Securityholders

of Gold Standard Ventures Corp.

to be held at 8:30 A.M. (Vancouver time) on August 9, 2022

at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3

The Board of Directors of Gold Standard Ventures Corp. unanimously recommends that Securityholders vote FOR the Arrangement Resolution

TAKE ACTION AND VOTE TODAY

July 6, 2022

If you have any questions with respect to the Special Meeting or require assistance with voting, please contact Gold Standard Ventures Corp.’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

NOTE TO READER

This management information circular of Gold Standard Ventures Corp. (“GSV”) has been filed by Orla Mining Ltd. (“Orla”) in accordance with the terms of exemptive relief granted by the Canadian securities administrators (Re Orla Mining Ltd., 2022 BCSECCOM 426) in respect of the business acquisition report prepared by Orla in connection with its acquisition of GSV.

Letter to Securityholders

July 6, 2022

Dear Securityholders:

The Board of Directors (the “Board”) of Gold Standard Ventures Corp. (the “Company” or “GSV”) invites you to attend the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Company (the “GSV Shares”), the holders of stock options of the Company (the “Optionholders”) and the holders of restricted share units of the Company (the “RSU Holders”, and collectively with the Shareholders and the Optionholders, the “Securityholders”) to be held on August 9, 2022 at 8:30 A.M. (Vancouver time) at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

The Plan of Arrangement

At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, pass a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) with Orla Mining Ltd. (the “Purchaser” or “Orla”) pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) whereby the Purchaser will, among other things, acquire all of the issued and outstanding GSV Shares. As a result of the Plan of Arrangement, GSV will become a wholly- owned subsidiary of Orla.

The Exchange Ratio

Shareholders

Under the terms of the Arrangement Agreement, which was negotiated at arm’s length, each Shareholder (other than those Shareholders validly exercising their dissent rights) will receive (i) 0.1193 (the “Exchange Ratio”) of a common share of Orla (the “Orla Shares”) and (ii) C$0.0001 in cash in exchange for each GSV Share held by such Shareholder on the closing of the Arrangement (the “Consideration”).

Optionholders

Pursuant to the Plan of Arrangement, each outstanding stock option of the Company (a “GSV Option”), whether vested or unvested, will be exchanged for an option (a “Replacement Option”) to purchase from Orla such number of Orla Shares (rounded down to the nearest whole number) equal to the product of: (A) the Exchange Ratio, multiplied by (B) the number of GSV Shares subject to such GSV Option immediately prior to the effective time of the Arrangement (the “Effective Time”), at an exercise price per Orla Share (rounded up to the nearest whole cent) equal to (M) the exercise price per GSV Share otherwise purchasable pursuant to such GSV Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. For further information, please see “The Arrangement – Plan of Arrangement” and “The Arrangement – Exchange Procedure – Treatment of Options” in the accompanying Circular.

RSU Holders

Pursuant to the Plan of Arrangement, each outstanding restricted share unit (an “RSU”) of the Company, whether vested or unvested, will and will be deemed to unconditionally vest to the fullest extent (including the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved) and will be settled by the Company on the Effective Date in exchange for GSV Shares valued in accordance with the GSV RSU Plan (as defined in the accompanying Circular) less applicable withholdings. Each such GSV Share issued to RSU Holders will be exchanged for the Consideration.

Reasons for the Plan of Arrangement and Board Recommendation

The Board, based on its considerations and investigations, including a thorough review of the arrangement agreement dated June 12, 2022, between the Company and the Purchaser (the “Arrangement Agreement”), the fairness opinions of TD Securities Inc. (“TD”) and Paradigm Capital Inc. (“Paradigm”) (as discussed further in the enclosed Circular) and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received the unanimous recommendation of the Special Committee (as defined in the accompanying Circular) and its own deliberations has unanimously determined, that the Arrangement, and the entering into of the Arrangement Agreement, are in the best interests of the Company, and has unanimously approved the Arrangement and recommends that the Securityholders vote FOR the Arrangement. In making their recommendations, the Board considered a number of factors as described in the Circular under the heading “The Arrangement – Reasons for the Arrangement”. The following are some of the principal reasons for the recommendation:

●	Premium. The Consideration represents a 35% premium based on the 10-day volume weighted average price of the GSV Shares on the TSX for the period ended June 10, 2022 and the closing price of the Orla Shares and the GSV Shares on the TSX on June 10, 2022.

●	Strengths and Strategic Fit. Shareholders are being offered the opportunity to benefit from:

(i)	ongoing exposure to future value creating milestones at South Railroad Project and Lewis, as well as Orla’s portfolio of producing and development assets;

(ii)	participation in an established gold producer with proven construction capabilities, a strong exploration track record, and a low-cost growth profile;

(iii)	enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion;

(iv)	Orla’s experience and expertise in constructing and operating the Camino Rojo Project, an open pit, heap leach operation with similar technical characteristics to the South Railroad project; and

(v)	Orla’s balance sheet and cash flow generation potential to fund the construction of South Railroad and future exploration initiatives at reduced dilution, financing, development, and execution risk

Shareholders will also be able to continue to participate in the potential upside from any operational success related to the properties of GSV, as well as the properties of Orla.

●	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of GSV are subject to significant uncertainty, including risks associated with obtaining required financing and human capital to fully permit, construct and bring into commercial production a mine at South Railroad.

●	Fairness Opinions. The Fairness Opinions state that as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

●	Preferred Strategic Alternative. The Board and Special Committee considered a number of alternative strategic courses of action. As part of its regular review of strategic alternatives, GSV, along with its financial and legal advisors, considered potential transactions with other strategic parties and reviewed a number of potential project financing alternatives, including project finance credit facilities, royalty and streaming transactions and non-core asset sales. Ultimately, the Arrangement was determined to be the most favourable transaction for maximizing GSV Securityholder value.

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Support Agreements

Each of the directors and officers of the Company, as well as a significant Shareholder of the Company, have entered into a voting and support agreement with the Purchaser pursuant to which they have agreed to, among other things, vote, or cause to be voted, all of the securities of the Company held or controlled by them in favour of the Arrangement Resolution. Shareholders holding approximately 5.86% of the outstanding GSV Shares as of the date hereof have entered into voting and support agreements with the Purchaser.

If the Securityholders approve the Arrangement, it is currently anticipated that the Arrangement will be completed on or about August 12, 2022, subject to obtaining court approval and certain regulatory approvals, as well as the satisfaction or waiver of other conditions contained in the Arrangement Agreement.

Securityholder Approval

In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively; and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares (as defined in the accompanying Circular) for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

Full details of the Arrangement are set out in the Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

The Arrangement is subject to customary closing conditions for a transaction of this nature, including, among other things, approval by the Securityholders, relevant stock exchange approvals and court approval. The Arrangement will not proceed if such approvals are not obtained.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF GSV SHARES, GSV OPTIONS AND/OR RSUS YOU OWN.

Securityholders are requested to read the enclosed Circular and are encouraged to promptly submit the enclosed proxy form, or voting instruction form (“VIF”), as applicable. Securityholders may vote online, by telephone or by mail. Pursuant to the interim order of the Supreme Court of British Columbia dated July 6, 2022 (the “Interim Order”), proxies, to be used at the Meeting, must be received by Computershare Investor Services Inc. by no later than 8:30 A.M. (Vancouver time) on August 5, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). See “Information Concerning the Meeting – Proxy Instructions” in the accompanying Circular.

Securityholders who have questions or need assistance with voting their GSV Shares, GSV Options or RSUs, as applicable, should contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

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On behalf of the Company, I thank all Securityholders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Sincerely,

/s/ “Jason Attew”

Jason Attew

President, Chief Executive Officer and Director

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NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders of common shares (“GSV Shares”, the holders of which are the “Shareholders”), holders of stock options (“GSV Options”, the holders of which are the “Optionholders”) and restricted share units (“RSUs”, the holders of which are the “RSU Holders”, and collectively with the Shareholders and the Optionholders, the “Securityholders”) of Gold Standard Ventures Corp. (the “Company” or “GSV”) will be held at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 on August 9, 2022 at 8:30 A.M. (Vancouver time), for the following purposes:

1.	to consider, in accordance with the interim order of the Supreme Court of British Columbia dated July 6, 2022 (the “Interim Order”), and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to which Orla Mining Ltd. (the “Purchaser” or “Orla”) will, among other things, acquire all of the issued and outstanding GSV Shares, the full text of which is set forth in Appendix AAAA to the accompanying management information circular (“Circular”); and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The board of directors of the Company unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is June 30, 2022 (the “Record Date”) for determining Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered Shareholders (“Registered Shareholders”), Optionholders and RSU Holders as of the Record Date are entitled to receive notice of the Meeting (“Notice of Meeting”) and to vote at the Meeting. This Notice of Meeting is accompanied by the Circular, an applicable form of proxy and a Letter of Transmittal for Registered Shareholders (the “Letter of Transmittal”).

Each GSV Share, GSV Option and RSU entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting for each GSV Share, GSV Option and RSU, respectively. In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively; and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares (as defined in the accompanying Circular) for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

Registered Shareholders, Optionholders and RSU Holders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders, Optionholders and RSU Holders may also vote online instead of by mail. Pursuant to the Interim Order (as defined in the enclosed Circular), proxies, to be used at the Meeting, must be received by Computershare Investor Services Inc. by no later than 8:30 A.M. (Vancouver time) on August 5, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder, Optionholder or RSU Holder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1. If a Registered Shareholder, Optionholder or RSU Holder receives more than one proxy form because such Registered Shareholder, Optionholder or RSU Holder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

If your GSV Shares are not registered in your name but are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting.

If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”) attend and vote at the Meeting as your proxy and vote your securities, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend, attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF, appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 8:30 A.M. (Vancouver time) on August 5, 2022.

If you are a Registered Shareholder who is not a Dissenting Shareholder (as defined in the Circular), please complete the Letter of Transmittal in accordance with the instructions included therein, sign, date and return it to the depositary, Computershare Investor Services Inc. (the “Depositary”), in the envelope provided, together with the certificates or the direct registration system advices (“DRS Advices”) representing your GSV Shares and any other required documents. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal contains complete instructions on how to exchange your GSV Shares for the Consideration. You will not receive your Consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal, and the certificate(s) or DRS Advice(s) representing your GSV Shares to the Depositary.

Beneficial Shareholders do not need to complete a Letter of Transmittal and will receive the Consideration (as defined in the enclosed Circular) to which they are entitled under the Arrangement through the intermediary.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their GSV Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Blake, Cassels & Graydon LLP, Suite 2600 - 595 Burrard Street, Vancouver, BC V7X 1L3, Attention: Alexandra Luchenko, by no later than 4:00 P.M. (Vancouver time) on August 5, 2022 (or by 4:00 P.M. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (the “Dissent Procedures”), and described in the Circular. The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix B, Appendix C and Appendix I, respectively, of the Circular. Anyone who is a beneficial owner of GSV Shares and who wishes to exercise a right of dissent should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to exercise a right of dissent. Accordingly, a beneficial (non-registered) Shareholder who desires to exercise a right of dissent must make arrangements for the GSV Shares beneficially owned by such holder to be registered in the name of such holder prior to the Record Date or, alternatively, make arrangements for the Registered Shareholder of such GSV Shares to exercise the right of dissent on behalf of such beneficial Shareholder. Neither Optionholders nor RSU Holders are entitled to exercise dissent rights. A Registered Shareholder as at the close of business on the Record Date wishing to exercise a right of dissent may only exercise such rights with respect to all GSV Shares registered in the name of such Shareholder. It is recommended that you seek independent legal advice if you wish to exercise a right of dissent. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

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The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Dated at Vancouver, British Columbia as of July 6, 2022.

BY ORDER OF THE BOARD

/s/ “Jason Attew”

Jason Attew

President, Chief Executive Officer and Director

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FREQUENTLY ASKED QUESTIONS ABOUT

THE ARRANGEMENT AND THE MEETING

The following are some questions that you, as a Securityholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Circular. You are urged to read this Circular in its entirety before making a decision related to your GSV Shares, GSV Options or RSUs, as applicable. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

QUESTIONS RELATING TO THE ARRANGEMENT

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, Orla acquiring all of the issued and outstanding GSV Shares. Pursuant to the Arrangement, Shareholders will be entitled to receive (i) 0.1193 of a common share of Orla (the “Orla Shares”) and (ii) C$0.0001 in cash in exchange for each GSV Share held (the “Consideration”).

Q:	What will I receive in the Arrangement?

A:	Shareholders

Shareholders (other than Dissenting Shareholders) will be entitled to receive the Consideration, which is comprised of (i) 0.1193 of a common share of Orla and (ii) C$0.0001 in cash, in exchange for each GSV Share held.

A:	Optionholders

Pursuant to the Plan of Arrangement, each GSV Option, whether vested or unvested, will be exchanged for a Replacement Option to purchase from Orla such number of Orla Shares (rounded down to the nearest whole number) equal to the product of: (A) the Exchange Ratio (as defined in the enclosed Circular), multiplied by (B) the number of GSV Shares subject to such GSV Option immediately prior to the Effective Time, at an exercise price per Orla Share (rounded up to the nearest whole cent) equal to (M) the exercise price per GSV Share otherwise purchasable pursuant to such GSV Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, will be exercisable until the earlier of: (Y) the date that is 24 months following the Effective Date (as defined in the accompanying Circular); and (Z) the original expiry date of such GSV Option. Except as set out above, the terms and conditions of the Replacement Options, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and shall be governed by the terms of the GSV Option Plan (as defined in the accompanying Circular) or the predecessor thereto, as applicable, and any document evidencing a GSV Option shall thereafter evidence and be deemed to evidence such Replacement Option.

A:	RSU Holders

Pursuant to the Plan of Arrangement, each outstanding RSU of the Company, whether vested or unvested, will and will be deemed to unconditionally vest to the fullest extent (including the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved) and will be settled by the Company on the Effective Date in exchange for GSV Shares valued in accordance with the GSV RSU Plan (as defined below) less applicable withholdings. Each GSV Share received by RSU Holders will be exchanged for the Consideration.

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Q:	How do I receive my Consideration under the Arrangement as a Shareholder?

A:	Each Registered Shareholder must complete the accompanying Letter of Transmittal to receive the Consideration for such Shareholder’s GSV Shares. Beneficial Shareholders should contact their Intermediary for instructions and assistance to receive their Consideration.

Optionholders do not need to take any action upon completion of the Arrangement for their Replacement Options to be issued.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of GSV Securities”.

Q:	When can I expect to receive the Consideration?

A:	Assuming completion of the Arrangement, if you hold your GSV Shares through an Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary through procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process.

In the case of Registered Shareholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificate(s) or DRS Advice(s) representing GSV Shares and a duly and properly completed Letter of Transmittal, Orla will cause the Depositary to forward the cheque representing the cash portion of the Consideration and the certificate(s)/DRS Advice(s) representing Orla Shares, as applicable, to which the Registered Shareholders are entitled by first class mail, at the offices of the Depositary or by wire transfer.

The method used to deliver the Letter of Transmittal and any accompanying certificates or DRS Advices representing GSV Shares is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received. GSV recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of the Letter of Transmittal and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested, properly insured, is recommended. A Beneficial Shareholder whose GSV Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those GSV Shares.

Shareholders who do not deliver their certificate(s) or DRS Advices representing GSV Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their GSV Shares.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of GSV Securities”.

Q:	Can I exercise my vested GSV Options prior to the Effective Date?

A:	Optionholders who intend to exercise vested GSV Options in advance of the Effective Date are encouraged to do so as soon as possible and, in any event, at least four Business Days prior to the Effective Date. Please see “The Arrangement – Exchange Procedure – Treatment of GSV Options” and “The Arrangement – Exchange Procedure – Treatment of RSUs”

Q:	As a holder of GSV Options, what documentation do I need to submit to be able to receive the Replacement Options?

A:	Optionholders do not need to submit any documentation or take any action in order to receive the Replacement Options issuable to them under the Arrangement.

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Q:	As a holder of RSUs, what documentation do I need to submit to be able to receive the Consideration?

A: RSU Holders do not need to submit any documentation or take any action in order to receive the GSV Shares issuable on vesting of the RSUs, and ultimately the Consideration. Each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the GSV RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for GSV Shares valued in accordance with the terms of the GSV RSU Plan less applicable withholdings pursuant to section 5.04 of the Plan of Arrangement, and such GSV Shares shall be transferred at the Effective Time for the Consideration. See “How do I receive my consideration under the Arrangement as a Shareholder?”.

Q:	What is the recommendation of the GSV Board of Directors?

A:	After taking into consideration, among other things, the unanimous recommendation of the Special Committee and the Fairness Opinions, the directors of GSV have unanimously concluded that the Arrangement is in the best interests of the Company and the Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the GSV Board of Directors making this recommendation?

A:	Based on its considerations and investigations, including consultation with its financial and legal advisors, receipt of the unanimous recommendation of the Special Committee and its own deliberations, the Board unanimously determined that the Arrangement is in the best interest of GSV. Accordingly, the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s securities FOR the Arrangement Resolution. The following are some of the principal reasons for the recommendation:

●	Premium. The Consideration represents a 35% premium based on the 10-day volume weighted average price of the GSV Shares on the TSX for the period ended June 10, 2022 and the closing price of the Orla Shares and the GSV Shares on the TSX on June 10, 2022.

●	Strengths and Strategic Fit. Shareholders are being offered the opportunity to benefit from:

(i)	ongoing exposure to future value creating milestones at South Railroad Project and Lewis, as well as Orla’s portfolio of producing and development assets;

(ii)	participation in an established gold producer with proven construction capabilities, a strong exploration track record, and a low-cost growth profile;

(iii)	enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion;

(iv)	Orla’s experience and expertise in constructing and operating the Camino Rojo Project, an open pit, heap leach operation with similar technical characteristics to the South Railroad project; and

(v)	Orla’s balance sheet and cash flow generation potential to fund the construction of South Railroad and future exploration initiatives at reduced dilution, financing, development, and execution risk.

Shareholders will also be able to continue to participate in the potential upside from any operational success related to the properties of GSV, as well as the properties of Orla.

●	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of GSV are subject to significant uncertainty, including risks associated with obtaining required financing and human capital to fully permit, construct and bring into commercial production a mine at South Railroad.

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●	Fairness Opinions. The Fairness Opinions state that as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

●	Preferred Strategic Alternative. The Board and Special Committee considered a number of alternative strategic courses of action. As part of its regular review of strategic alternatives, GSV, along with its financial and legal advisors, considered potential transactions with other strategic parties and reviewed a number of potential project financing alternatives, including project finance credit facilities, royalty and streaming transactions and non-core asset sales. Ultimately, the Arrangement was determined to be the most favourable transaction for maximizing GSV Securityholder value.

For further information on the reasons for the recommendation of the Board, please see “The Arrangement — Reasons for the Arrangement” and “The Arrangement – Fairness Opinions” in the Circular.

Q:	Has the Company received a fairness opinion in connection with the Arrangement?

A:	Yes. TD and Paradigm have provided Fairness Opinions to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations and qualifications described in the Fairness Opinions, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders. Please see “The Arrangement – Fairness Opinions” in the Circular.

Q:	Who intends to support the Arrangement Resolution?

A:	Directors, officers and a significant Shareholder of the Company, holding approximately 5.86% of the outstanding GSV Shares as at the Record Date, have entered into Voting and Support Agreements with the Purchaser, pursuant to which they have agreed to, among other things, vote in favour of the Arrangement Resolution. For more information, please see “The Arrangement – Voting and Support Agreements” in the Circular.

Q:	In addition to the approval of Securityholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court, as well as the approval of the TSX and NYSE American as to the listing of the Orla Shares to be issued as Consideration Shares pursuant to the Arrangement. See “The Arrangement – Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in the Circular.

Q:	What if Securityholders do not approve the Arrangement Resolution?

A:	If the Arrangement Resolution is not approved by the Securityholders, the Arrangement will not be completed.

Pursuant to the terms of the Arrangement Agreement, if the Required Securityholder Approval is not obtained by the Outside Date, either the Company or Orla may terminate the Arrangement Agreement.

Q:	What if the Court does not approve the Arrangement?

A:	If the approval of the Court is not obtained prior to the Outside Date, the Arrangement will not be completed, even if Securityholders approve the Arrangement Resolution.

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Q:	What conditions must be satisfied to complete the Arrangement?

A:	The Arrangement is conditional upon the receipt of, among other things: (i) the Required Securityholder Approval of the Arrangement Resolution; (ii) the Court’s approval; (iii) the TSX conditionally approving the Arrangement and the listing of the Orla Shares to be issued as Consideration Shares (as defined in the accompanying Circular) pursuant to the Arrangement; (iv) the approval of NYSE American of the listing of the Orla Shares to be issued as Consideration Shares pursuant to the Arrangement; (v) holders of no more than 5% of GSV Shares exercising Dissent Rights; and (vi) the satisfaction of certain other closing conditions customary for transactions of this nature. For more information, please see “The Arrangement Agreement – Conditions to Closing” in this Circular.

Q:	Do any directors or executive officers of GSV have any interests in the Arrangement that are different from, or in addition to, those of the Securityholders?

A:	In considering the recommendation of the Board to vote in favour of the matters discussed in this Circular, Securityholders should be aware that some of the directors and Senior Officers (as defined in the accompanying Circular) of GSV have interests in the Arrangement that are different from, or in addition to, the interests of Securityholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q:	Will the GSV Shares continue to be listed on the TSX and the NYSE American after the Arrangement?

A:	No. The GSV Shares will be delisted from the TSX and the NYSE American after the Arrangement has been completed and GSV will become a directly wholly-owned subsidiary of Orla. After the arrangement has been completed, former Shareholders will hold Orla Shares, which are listed on the TSX and NYSE American.

Q:	Should I send my GSV Share certificates or DRS Advices now?

A:	You are not required to send your certificates or DRS Advices representing GSV Shares to validly cast your vote in respect of the Arrangement Resolution. Please see “The Arrangement – Exchange of GSV Securities” in this Circular.

Where GSV Shares are evidenced only by a DRS Advice(s), there is no requirement to first obtain a share certificate for those GSV Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advice(s) are required to be delivered to the Depositary in order to surrender those GSV Shares under the Arrangement.

Do not send your Letter of Transmittal and certificate(s)/DRS Advice(s) to GSV. Please follow the delivery instructions set forth in the Letter of Transmittal.

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Required Securityholder Approval is obtained at the Meeting, the Effective Date is expected to occur on or about August 12, 2022. On the Effective Date, GSV will publicly announce that the conditions are satisfied or waived and that the Arrangement has been completed.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the market price of the GSV Shares and Orla Shares may be materially adversely affected if the Arrangement is not completed; (iii) the Arrangement Agreement may be terminated in certain circumstances; (iv) the completion of the Arrangement is uncertain and GSV will incur costs and may have to pay the Termination Fee even if the Arrangement is not completed; (v) the Arrangement may divert the attention of GSV’ management; (vi) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire GSV; (vii) GSV is restricted from taking certain actions while the Arrangement is pending; (viii) the Orla Shares issued in connection with the Arrangement may have a market value different than expected; (ix) directors and Senior Officers of GSV have interests in the Arrangement that may be different from those of Securityholders generally; (x) Orla and GSV may be the targets of legal claims, securities class action, derivative lawsuits and other claims; and (xi) as a holder of Orla Shares, you will be subject to the risks associated with an investment in Orla. See “Risk Factors” in this Circular.

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Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” in this Circular. Such summary is not intended to be legal or tax advice to any particular Securityholder. Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:	For a summary of certain material U.S. federal income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Consequences of The Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Securityholder. Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What will happen to the GSV Shares that I currently own after completion of the Arrangement?

A:	Upon completion of the Arrangement, certificates or DRS Advice(s) representing GSV Shares will represent only the right of the Registered Shareholder to receive the Consideration for each GSV Share held in accordance with the procedures set out in the Circular. It is expected that trading in GSV Shares on the TSX will cease approximately two to three trading days after completion of the Arrangement and GSV will terminate its status as a reporting issuer under Canadian Securities Laws and will cease to be required to file reports with the applicable Canadian securities regulatory authorities. The Orla Shares are expected to continue to be listed on the TSX and NYSE American.

QUESTIONS RELATING TO THE MEETING

Q:	When and where is the Meeting?

A:	The Meeting will take place at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 on August 9, 2022 at 8:30 A.M. (Vancouver time).

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of GSV. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone and other means of contact. In addition, GSV has engaged Laurel Hill Advisory Group (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or require voting assistance, please contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

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Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only holders of GSV Shares, GSV Options and RSUs of record as of the close of business on June 30, 2022, the Record Date for the Meeting, are entitled to receive notice of and to virtually attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting will be two Shareholders present in person or represented by proxy representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at the Meeting.

Q:	How do I vote?

A:	There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder, Optionholder, RSU Holder or a Beneficial Shareholder.

●	Registered Shareholders, Optionholders and RSU Holders: You must be a Registered Shareholder, Optionholder or RSU Holder at the close of business on the Record Date to vote. You may vote in person or by proxy.

●	Beneficial Shareholders: You may vote or appoint a proxy using the VIF provided to you. Your vote or proxy appointment will be submitted by your bank, trust company, securities broker, trustee, custodian or other nominee who holds GSV Shares on your behalf to the Company.

For more information, please see “How do I appoint a third party as my proxyholder?”, and “Information Concerning the Meeting – Appointment of Proxyholders” and “Information Concerning the Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

Q:	How do I know if I am a Registered Shareholder or a Beneficial Shareholder?

A:	You may own GSV Shares in one or both of the following ways:

●	If you are in possession of a physical share certificate or DRS Advice, you are a Registered Shareholder and your name and address are known to us through our Transfer Agent.

●	If you own GSV Shares through an Intermediary, you are a Beneficial Shareholder and you will not have a physical share certificate or a DRS Advice. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most Shareholders are Beneficial Shareholders. Their GSV Shares are registered in the name of an Intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds GSV Shares on their behalf, or in the name of a clearing agency in which the Intermediary is a participant (such as CDS & Co.). Intermediaries have obligations to forward the Meeting materials to such Beneficial Shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Q:	If my GSV Shares are held in the name of an Intermediary, will they automatically vote my GSV Shares for me?

A:	No. Specific voting instructions must be provided. See “How do I vote if my GSV Shares are held in the name of an Intermediary?” below.

Q:	How do I vote if my GSV Shares are held in the name of an Intermediary?

A:	Fill in the VIF you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet. Only Registered Shareholders, Optionholders, RSU Holders or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.

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To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a Securityholder) in the blank space provided in the VIF and follow the instructions on returning the form.

See “How do I appoint a third party as my proxyholder?” below for more information on how Beneficial Shareholders can appoint third parties as proxyholders.

Q:	How do I appoint a third party as my proxyholder?

A:	The following applies to Registered Shareholders, Optionholders and RSU Holders who wish to appoint a person other than the management nominees set forth in the form of proxy as proxyholder, AND Beneficial Shareholders who wish to appoint themselves as proxyholder to participate and vote at the Meeting.

You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Shareholder, Securityholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

Securityholders who wish to appoint a third-party proxyholder to attend or vote at the Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third- party proxyholder in accordance with the instructions provided in the proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Q:	How many GSV Securities are entitled to vote?

A:	As of the Record Date, there were 358,735,368 GSV Shares, 15,724,678 GSV Options and 4,245,580 RSUs outstanding and entitled to vote at the Meeting. Each GSV Share, GSV Option and RSU entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting for each GSV Share, GSV Option and RSU held, respectively. Apart from the approvals required by Shareholders voting alone, the Securityholders will vote together as a single class.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively; and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares (as defined in the accompanying Circular) for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

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Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your GSV Shares, GSV Options and/or RSUs, as applicable, will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q:	When is the cut-off time for delivery of proxies?

A:	Proxies sent by mail or courier must be delivered to Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy cut-off time is 8:30 A.M. (Vancouver time) on August 5, 2022. Online votes submitted via the internet at www.investorvote.com must also be submitted by 8:30 A.M. (Vancouver time) on August 5, 2022. The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

A Beneficial Shareholder exercising voting rights through an Intermediary should consult the VIF from such Beneficial Shareholder’s Intermediary as the Intermediary may have earlier deadlines.

Q:	Can I change my vote after I submitted a signed proxy?

A:	Yes. If you want to change your vote after you have delivered a proxy, you can do so by submitting a new, later dated, proxy before the proxy-cut off time.

Q:	Am I entitled to Dissent Rights?

A:	If you are a Registered Shareholder as at the close of business on the Record Date who duly and validly exercises Dissent Rights and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of all, but not less than all, of your GSV Shares calculated as of the close of business on the day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than the Consideration per GSV Share that will be paid under the Arrangement.

If you wish to dissent, you must ensure that a written notice is received by GSV not later than 4:00 P.M. (Vancouver time) on August 5, 2022 (or by 4:00 P.M. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (the “Dissent Procedures”), and described in the Circular, all as described under “Dissenting Shareholders’ Rights”.

Failure to strictly comply with the requirements set forth in Sections 237 and 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Q:	How can I revoke my proxy?

A:	If you change your vote by submitting a new proxy before the proxy deadline, such change will revoke any previously filed proxy.

Also, you can revoke your proxy without a new vote by signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of GSV at 815 West Hastings Street, Suite 610, Vancouver, British Columbia, V6C 1B4, or in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 P.M. (Vancouver time) on the last Business Day before the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your GSV Shares, GSV Options and/or RSUs, but to do so you must attend the Meeting and follow the procedures for voting in person.

Beneficial Shareholders should follow instructions provided to them by their Intermediary with respect to their VIF.

Q:	Who to Call with Questions

A:	Securityholders who have questions or need assistance with voting their GSV Shares, GSV Options or RSUs, as applicable, should contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 416- 304-0211 (collect outside North America) or by email at assistance@laurelhill.com. See “Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

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TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained in this Circular	1
Information Concerning the Purchaser	1
Information for U.S. Securityholders	2
Cautionary Note Regarding Forward-Looking Statements	3
Reference to Financial Information and Additional Information	5
GLOSSARY OF TERMS	5
SUMMARY	19
INFORMATION CONCERNING THE MEETING	32
Purpose of the Meeting	32
Date, Time and Place of the Meeting	32
Record Date	32
Solicitation of Proxies	32
Appointment of Proxyholders	32
Proxy Instructions	33
Revocability of Proxies	33
Exercise of Discretion	34
Advice to Beneficial (Non-Registered) Shareholders	34
Notice-And-Access	35
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	35
THE ARRANGEMENT	35
Background to the Arrangement	35
Recommendation of the Special Committee	39
Recommendation of the Board	39
Reasons for the Arrangement	40
Fairness Opinions	42
Voting and Support Agreements	43
Plan of Arrangement	44
Effect of the Arrangement	46
Effective Date of the Arrangement	46
Exchange of GSV Securities	46
Effects of the Arrangement on Shareholders’ Rights	49
Interests of Certain Persons in the Arrangement	49
Required Securityholder Approval of the Arrangement	52
Court Approval of the Arrangement	52
Dissenting Shareholders’ Rights	53
MI 61-101	56

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Stock Exchange Delisting and Reporting Issuer Status	57
Regulatory Approvals	57
Regulatory Matters and Securities Law Matters	58
THE ARRANGEMENT AGREEMENT	60
Conditions to Closing	61
Mutual Covenants	62
Covenants of the Company	62
Covenants of the Purchaser	67
Non-Solicitation and Right to Match	68
Termination of Arrangement Agreement	70
Amendments	71
Indemnification and Insurance	71
Representations and Warranties	71
Employment Matters	72
RISK FACTORS	72
Risks Associated with the Arrangement	72
Risks relating to GSV	75
INFORMATION CONCERNING GSV	75
Documents Incorporated by Reference	75
Price Range and Trading Volume	76
Previous Purchases and Sales	77
Previous Distribution	78
Dividends or Capital Distributions	79
Expenses	79
Interests of Experts	79
Statement of Rights	80
INFORMATION CONCERNING THE PURCHASER	80
INFORMATION CONCERNING THE COMBINED COMPANY	80
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	80
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT	87
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	94
AUDITORS	94
ADDITIONAL INFORMATION	94
APPROVAL OF THE BOARD OF DIRECTORS	95

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APPENDICES

APPENDIX A ARRANGEMENT RESOLUTION

APPENDIX B PLAN OF ARRANGEMENT

APPENDIX C INTERIM ORDER

APPENDIX D PETITION AND NOTICE OF HEARING OF PETITION

APPENDIX E PARADIGM FAIRNESS OPINION

APPENDIX F TD FAIRNESS OPINION

APPENDIX G INFORMATION CONCERNING ORLA

APPENDIX H INFORMATION CONCERNING THE COMBINED COMPANY

APPENDIX I DISSENT PROVISIONS OF THE BCBCA

APPENDIX J COMPARISON OF RIGHTS OF GSV SHAREHOLDERS AND ORLA SHAREHOLDERS

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GOLD STANDARD VENTURES CORP.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to registered holders of GSV Shares and beneficial owners of GSV Shares through Intermediaries, and to Optionholders and RSU Holders.

If you hold GSV Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the GSV Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at July 6, 2022, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

In this Circular, references to “C$ are to amounts in Canadian dollars and references to “US$” are to amounts in United States dollars unless otherwise indicated.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting and Support Agreements are summaries of the terms of those documents and are qualified in their entirety by such terms. Securityholders should refer to the full text of the Arrangement Agreement, the Plan of Arrangement and the Voting and Support Agreements for complete details of those documents. The Arrangement Agreement and Voting Support Agreements have been filed by GSV under its profile on SEDAR at www.sedar.com. In addition, the Plan of Arrangement is attached as Appendix B to this Circular.

Information Concerning the Purchaser

The information concerning the Purchaser and its subsidiaries contained in this Circular has been provided by the Purchaser for inclusion in this Circular and should be read together with, and is qualified by, the documents filed by the Purchaser with a securities commission or similar authority in Canada that are incorporated by reference herein. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by the Purchaser or any of its subsidiaries or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, the Purchaser provided the Company with all necessary information concerning the Purchaser that is required by applicable Laws to be included in this Circular and ensured that such information does not contain any misrepresentations.

Information for U.S. Securityholders

The Company is a corporation existing under the laws of British Columbia and is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers, and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Securities Laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Securityholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. Securities Laws.

THE ORLA SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Orla Shares and Replacement Options are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on July 6, 2022 and, subject to the approval of the Arrangement by the Securityholders, a hearing of the application for the Final Order is currently scheduled to take place on August 11, 2022 by MS Teams, at 9:45 A.M. (Vancouver time), or as soon thereafter as counsel may be heard. All Securityholders are entitled to appear and be heard at this hearing. The Final Order will be relied upon as a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Orla Shares and Replacement Options to be received by Securityholders pursuant to the Arrangement in exchange for their GSV Shares and GSV Options, respectively. Prior to the hearing on the Final Order, the Court will be informed that the parties will so rely upon the Final Order.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Replacement Options. As a result, the Orla Shares issuable upon exercise of the Replacement Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any, or pursuant to a registration statement under the U.S. Securities Act.

This Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular.

Securityholders in the United States should be aware that the financial statements and financial information of the Company are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain material respects from United States generally accepted accounting principles and auditing and auditor independence standards and thus may not be comparable in all respects to financial statements and information of United States companies.

Securityholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. U.S. Securityholders should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of GSV and Orla is incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of GSV and Orla and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon GSV or Orla, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Cautionary Note Regarding Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” or the negative of such terms and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of GSV and Orla in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the process and timing of delivery of the Consideration to Securityholders following the Effective Time; the receipt of the necessary Securityholder approvals; the anticipated tax treatment of the Arrangement for Securityholders; statements made in, and based upon the Fairness Opinions (as defined herein); statements relating to the business of Orla, GSV and the Combined Company (as defined herein) after the date of this Circular and prior to, and after, the Effective Time; the impact of the Arrangement on employees and local stakeholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the amounts received by the directors and Senior Officers of GSV under the Arrangement; de-listing of the GSV Shares from the TSX and NYSE American; ceasing of reporting issuer status of GSV; the listing of the Orla Shares issuable pursuant to the Arrangement on the TSX and NYSE American; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act for the securities issuable pursuant to the Arrangement; the transfer restrictions (or lack thereof) with respect to the Orla Shares issued to Shareholders upon the completion of the Arrangement; the liquidity of Orla Shares following the Effective Time; the market price of Orla Shares; the number of Orla Shares expected to be issued pursuant to the Arrangement; the expected ownership of Orla Shares by Shareholders and existing Orla shareholders upon completion of the Arrangement; Orla’s ability to raise additional financing and the timing, amount and terms thereof; anticipated developments in the operations of GSV and Orla; expectations regarding the growth of Orla and the Combined Company; the business prospects and opportunities of GSV, Orla and the Combined Company; estimates of mineral resources and mineral reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of GSV, Orla and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular, the Company has provided such forward- looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties (as defined herein) to receive, in a timely manner and on satisfactory terms, the necessary Court, securityholder and other third party approvals; the listing of the Orla Shares to be issued in connection with the Arrangement on the TSX and on the NYSE American; no material adverse change in the market price of gold and silver and other metal prices; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and the Purchaser’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and the Purchaser; sustained labour stability and availability of equipment; the maintaining of positive relations with local groups; favorable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, securityholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of risks, uncertainties and factors. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and the Purchaser to obtain the necessary regulatory, Court, Securityholder and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; if a third party makes a Superior Proposal (as defined herein), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined herein); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Fee to Orla, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of gold and silver and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the heading “Risk Factors” and elsewhere in the Circular, including in the documents incorporated by reference in the Circular.

Securityholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports filed by the Company and the Purchaser with the securities commissions or similar authorities in Canada (which are available under the Company’s and the Purchaser’s respective SEDAR profile at www.sedar.com).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company and Orla undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws and readers should also carefully consider the matters discussed under the heading “Risk Factors”, “Information Concerning the Combined Company” and the risks described in the annual information form for Orla dated March 18, 2022 and the management discussion and analysis for Orla for the year ended December 31, 2021 and other documents incorporated by reference herein. All forward-looking statements contained in Appendix G and elsewhere in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and the Company’s management discussion and analysis for the year ended December 31, 2021 is available on SEDAR at www.sedar.com. You can obtain additional documents related to the Company without charge on SEDAR at www.sedar.com. You can also obtain documents related to the Company without charge by visiting the Company’s website at https://goldstandardv.com/.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) of the Arrangement Agreement; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Company Board; and (c) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser.

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal.

“Acquisition Proposal” means, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons acting jointly or in concert (as such term is defined in National Instrument 62-104 – Takeover Bids and Issuer Bids, or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning GSV Shares (or securities convertible into or exchangeable or exercisable for GSV Shares) representing 20% or more of the GSV Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or its subsidiaries that, individually or in the aggregate, constitutes 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole, in each case, determined based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or (iii) any direct or indirect acquisition by any person or group of persons (other than the Purchaser and its affiliates) of any assets of the Company and/or any interest in its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold the Company Material Property or individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries, taken as a whole, in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record (or any sale, disposition, lease, license, earn-in, stream, royalty, alliance or Joint Venture, long- term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions; (b) transaction or series of transactions that would have the same effect to those referred to in (a); (c) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or variation, amendment or modification or proposed variation, amendment or modification of any such proposal, inquiry, expression or indication of interest or offer (including, for greater certainty, variations, amendments or modifications after the date of the Arrangement Agreement to any proposal, expression of interest or inquiry or offer that was made before the date of the Arrangement Agreement); or (d) any public announcement of an intention to do any of the foregoing.

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act (British Columbia).

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

“Alternative Transaction” means another form of transaction (such as a formal take-over bid or amalgamation) whereby the Purchaser and/or its affiliates would effectively acquire all of the GSV Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Company and the Shareholders which are substantially equivalent to or better than those contemplated by the Arrangement Agreement.

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of June 12, 2022, between the Purchaser and the Company, including the schedules attached thereto and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution to be considered, and, if thought fit, passed by the Securityholders at the Meeting to approve the Arrangement, substantially in the form and content of Appendix A hereto.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Beneficial Shareholder” means a Person who holds GSV Shares through an Intermediary or who otherwise does not hold GSV Shares in the Person’s name.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” means the unanimous determination of the Board, after consultation with legal and financial advisors and following the receipt of the unanimous recommendation from the Special Committee and the Fairness Opinions, that the Arrangement and the entering of the Arrangement Agreement are in the best interests of the Company and the unanimous recommendation of the Board to Securityholders that they vote in favour of the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed.

“Camino Rojo Project” has the meaning ascribed thereto in Appendix G.

“Camino Rojo Report” has the meaning ascribed thereto in Appendix G.

“Canada-US Tax Treaty” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Orla Shares”.

“Cerro Quema Project” has the meaning ascribed thereto in Appendix G.

“Cerro Quema Report” has the meaning ascribed thereto in Appendix G.

“Change of Recommendation” means either (A) the Board or any committee thereof fails to publicly make a recommendation that the Securityholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or the Company or the Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser, the Company, the Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Board with respect to an Acquisition Proposal for a period exceeding five calendar days after an Acquisition Proposal has been publicly announced (or beyond the date which is one day prior to the Meeting, if sooner)) shall be deemed to constitute such a withdrawal, modification, qualification or change, (B) the Purchaser requests that the Board reaffirm its recommendation that the Securityholders vote in favour of the Arrangement Resolution and the Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Meeting, or (C) the Company and/or the Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments or supplements hereof.

“Combined Company” means Orla after completion of the Arrangement.

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation.

“Company” or “GSV” means Gold Standard Ventures Corp., a company existing under the BCBCA.

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended, December 31, 2021 and December 31, 2020 including the notes thereto and the auditor’s report thereon;

“Company Disclosure Letter” means the disclosure letter dated June 12, 2022 regarding the Arrangement Agreement, that was executed by the Company and delivered to the Purchaser concurrently with the execution of the Arrangement Agreement.

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements.

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company as at, and for the three months ended March 31, 2022 including the related notes thereto.

“Company Material Property” or “South Railroad Project” means the Company’s 100% legal and beneficial right, title and interest in the South Railroad Project located in Elko County, Nevada as described in the Company Technical Report.

“Company Properties” has the meaning ascribed thereto in the Arrangement Agreement.

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR since January 1, 2021 and prior to the date hereof that are publicly available on the date hereof.

“Company Technical Report” means the technical report prepared for the Company entitled “South Railroad Project 43-101F1 Technical Report Feasibility Study, Elko, Nevada, USA” dated March 14, 2022, with an effective date of February 23, 2022, prepared by Matthew Sletten, PE, Benjamin Bermudez, PE, Art S. Ibrado, PE, Michael Lindholm, CPG, Thomas Dyer, PE, Jordan Anderson, QP RM-SME, Gary L. Simmons, QP-MMSA, Richard DeLong, QP- MMSA, RG, PG and Kevin Lutes, PE.

“Confidentiality Agreement” means the confidentiality agreement dated as of December 9, 2021 between the Purchaser and the Company.

“Consideration” means the consideration to be received by each Shareholder (other than a Dissenting GSV Shareholder) pursuant to the Plan of Arrangement in consideration for GSV Shares held by each Company Shareholder consisting of 0.1193 of an Orla Share and C$0.0001 in cash, for each GSV Share.

“Consideration Shares” means the Orla Shares to be issued as Consideration pursuant to the Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, Joint Venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Controlling Individual” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Court” means the Supreme Court of British Columbia, or other courts as applicable.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Authority.

“CRA” means the Canada Revenue Agency.

“Credit Facility” has the meaning ascribed thereto in Appendix G.

“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing GSV Shares for certificates representing Consideration Shares and paying the cash consideration forming part of the Consideration in connection with the Arrangement.

“Dissent Procedures” means the procedures set forth in Sections 237 and 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissent Rights” means the right of dissent exercisable by Registered Shareholders in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissent Shares” means all GSV Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly given a notice of dissent.

“Dissenting Shareholder” means a Registered Shareholder as at the close of business on the Record Date that duly and validly exercises Dissent Rights, in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and Plan of Arrangement, in respect of all GSV Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DPSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“DRS Advices” means the direct registration system advices held by some Shareholders representing their GSV Shares.

“Effective Date” means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived (excluding conditions that by their terms cannot be satisfied until the Effective Date) and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three (3) Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date).

“Effective Time” means 12:01 A.M. (Vancouver time) on the Effective Date.

“Eligible Holder” means a Shareholder immediately prior to the Effective Time (other than a Dissenting Shareholder but including, for greater certainty, RSU Holders whose Company RSUs shall settle at the Effective Time for GSV Shares in accordance with Section 3.01(b) of the Plan of Arrangement) who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds GSV Shares as capital property and who is not exempt from tax on income under Part I of the Tax Act, or (b) not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose GSV Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty-protected property” (as defined in the Tax Act), or (c) a partnership if one or more members of the partnership are described in (a) or (b).

“Employee Plan” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices (whether insured or self-insured and whether oral or written) relating to any current or former director, officer or employee of the Company or its subsidiaries other than benefit plans which the Company or its subsidiaries are required to comply with or participate in pursuant to statute.

“Employment Agreements” has the meaning ascribed thereto in “Plan of Arrangement – Employment Agreements and Compensation Bonus”.

“Exchange Ratio” means 0.1193 of an Orla Share for each GSV Share.

“Excluded Shares” means the 1,447,105 GSV Shares held by Mr. Jason Attew.

“Fairness Opinions” means the TD Fairness Opinion and the Paradigm Fairness Opinion.

“Final Order” means the order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal (provided that any such amendment, modification or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Final Proscription Date” has the meaning ascribed thereto in “The Arrangement – Exchange of GSV Securities – Extinction of Rights”.

“Former Shareholder” means a Shareholder immediately prior to the Effective Time (including, for greater certainty, RSU Holders whose RSUs shall settle at the Effective Time for GSV Shares in accordance with Section 3.01(b) of the Plan of Arrangement).

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE American.

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“GSV AIF” means the annual information form of GSV dated March 25, 2022.

“GSV Option In-The-Money Amount” means, in respect of a GSV Option, the amount, if any, by which the total fair market value of the GSV Shares that a holder is entitled to acquire on exercise of the GSV Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such GSV Shares at that time.

“GSV Option Plan” the amended and restated stock option plan of the Company, which was last approved by the Company’s board of directors on May 12, 2020 and most recently approved by the Company’s shareholders on June 24, 2020.

“GSV Options” means the outstanding stock options to purchase GSV Shares granted under the GSV Option Plan.

“GSV Rights Plan” means the shareholder rights plan agreement dated effective September 12, 2017, as last approved by Shareholders on June 24, 2020, between the Company and Computershare Trust Company of Canada

“GSV RSU Plan” means the amended and restated restricted share unit plan, which was last approved by the Company Board on May 12, 2020 and most recently approved by shareholders of the Company on June 24, 2020.

“GSV Shares” means the common shares without par value in the capital of GSV.

“Ha” means hectare.

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

“Interim Order” means the interim order of the Court, attached hereto as Appendix C, pursuant to Section 291 of the BCBCA following the application as contemplated by the Arrangement Agreement and after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences Of The Arrangement”.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity.

“Law” or “Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal and election form to be sent to the Shareholders for use in connection with the Arrangement.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Litigation” has the meaning ascribed thereto in “The Arrangement – Covenants of the Company”.

“Locked-up Shareholders” means, collectively, (i) the directors and officers of the Company; and (ii) Newmont Corporation (via its subsidiary, Goldcorp, Inc.), each of whom have entered into Voting and Support Agreements.

“Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition of the Company and its subsidiaries, taken as a whole, or on the Company Material Property, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks or worsening of illness (including COVID-19);

(e)	any changes in the price of gold;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser;

(i)	any action taken by the Company or its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the GSV Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its subsidiaries, taken as a whole, or disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect and shall, without limitation, include the following: (a) any lease, license of occupation or mining claim relating to real property or the exploration or extraction of minerals from such subject real property by the Company or its subsidiaries, as tenant, with third parties; (b) any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$250,000 in the aggregate in respect of expenditures; (c) any Contract under which the Company or any of its subsidiaries is obliged to make payments for a period of more than twelve months without an ability to cancel such Contract after an initial twelve month period has passed; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its subsidiaries; (f) any Contract under which indebtedness of the Company or its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$250,000, any Contract under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions; (g) any Contract that purports to limit in any material respect the right of the Company or its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location; (h) any agreement or Contract by virtue of which any of the Company Properties were acquired or constructed or are held by the Company or its subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Company Properties are subject or which grant rights which are or may be used in connection therewith; (i) any Contract providing for the sale or exchange of, or option to sell or exchange, the Company Material Property or any property or asset with a fair market value in excess of US$500,000, or for the purchase or exchange of, or option to purchase or exchange, the Company Material Property or any property or asset with a fair market value in excess of US$500,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (j) any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$500,000, in each case other than in the ordinary course of business; (k) any Contract providing for indemnification by the Company or its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$500,000; (l) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Company Properties; (m) any standstill or similar Contract currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; (n) any Contract that is a material agreement with a Governmental Authority or with any first nations or aboriginal group; or (o) any other Contract that is or would reasonably be expected to be material to the Company or its subsidiaries.

“Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBO” has the meaning ascribed thereto in “Information Concerning The Meeting – Advice to Beneficial (Non- Registered Shareholders”.

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Notice of Dissent” has the meaning ascribed thereto in “Plan of Arrangement – Dissenting Shareholders’ Rights”.

“NYSE American” means the NYSE American LLC.

“OBO” has the meaning ascribed thereto in “Information Concerning The Meeting – Advice to Beneficial (Non- Registered Shareholders”.

“Orla AIF” has the meaning ascribed thereto in Appendix G.

“Orla Interim Financial Statements” has the meaning ascribed thereto in Appendix G.

“Orla Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks or worsening of illness (including COVID-19);

(e)	any changes in the price of gold;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Company;

(i)	any action taken by the Purchaser or its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the Orla Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser and its subsidiaries taken as a whole or disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred.

“Orla Shares” means voting common shares in the capital of Orla.

“Optionholders” means the holders of GSV Options.

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any response to the actual or reasonably anticipated effect of the COVID-19 pandemic.

“Outside Date” means December 31, 2022 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by December 31, 2022 as a result of the failure to satisfy any of the conditions set forth in sections 7.1, 7.2 or 7.3 of the Arrangement Agreement as a consequence, directly or indirectly, of any situation or circumstance arising as a result of, or in connection with, the COVID-19 pandemic, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 P.M. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 90 days from December 31, 2022; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy such condition is primarily the result of such Party’s failure to comply with its covenants in the Arrangement Agreement.

“Paradigm” means Paradigm Capital Inc.

“Paradigm Fairness Opinion” means the opinion of Paradigm Capital Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

“Parties” means GSV and Orla and “Party” means any of them.

“Party 1” has the meaning ascribed thereto in “The Arrangement – Background to the Arrangement”.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, Joint Venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences Of The Arrangement – U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement”.

“PFIC Rules” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences Of The Arrangement – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”.

“Plan of Arrangement” means the plan of arrangement in the form of Appendix B and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order, with consent of the Company and Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” means a reorganization of its business, operations, subsidiaries and assets or such other transactions as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre- Acquisition Reorganization which in the opinion of the Company, acting reasonably: (i) would require the Company to obtain the prior approval of the Shareholders in respect of such Pre-Acquisition Reorganization; (ii) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); or

(iii) could be prejudicial to the Company or Shareholders or other securityholders, as a whole, in any respect.

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any material claim, action suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever against or involving the Company or any of its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened).

“Proposal 1” has the meaning ascribed thereto in “The Arrangement – Background to the Arrangement”.

“Proposal 2” has the meaning ascribed thereto in “The Arrangement – Background to the Arrangement”.

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“QEF Allocation Rules” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences Of The Arrangement – Passive Foreign Investment Company Considerations – QEF Election”.

“Purchaser” or “Orla” means Orla Mining Ltd., a corporation incorporated under the federal laws of Canada.

“Record Date” means the record date for determining the Securityholders entitled to receive notice of and to vote at the Meeting, being the close of business on June 30, 2022 (Vancouver time) pursuant to the Interim Order.

“Registered Plans” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Registered Shareholder” means a registered holder of GSV Shares as recorded in the shareholder register of the Company.

“Registrar” means the registrar appointed pursuant to Section 400 of the BCBCA.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities.

“Replacement Option” means an option or right to purchase Orla Shares granted by the Purchaser in replacement of GSV Options on the basis set forth in Section 3.01(e) of the Plan of Arrangement.

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, by which the total fair market value of the Orla Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Orla Shares at that time.

“Required Securityholder Approval” means the approval of the Arrangement Resolution by at least: (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast on such resolution by Securityholders present in person or represented by proxy and entitled to vote at the Meeting voting together as a single class, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively; and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RSUs” means restricted share units granted pursuant to or otherwise subject to the GSV RSU Plan.

“RSU Holders” means the holders of RSUs.

“Section 85 Election” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election”.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the TSX.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws and U.S. Securities Laws.

“Securityholders” means, collectively, the Shareholders, the Optionholders and RSU Holders, and “Securityholder” means any one of them.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Senior Officer” has the meaning ascribed thereto in MI 61-101.

“Shareholders” means the holders of GSV Shares.

“Special Committee” means the special committee established by the Board in connection with the transactions contemplated by the Arrangement Agreement.

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, Joint Venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity.

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons “acting jointly or in concert” (as such term is defined in National Instrument 62- 104 – Takeover Bids and Issuer Bids) (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 of the Arrangement Agreement and which (or in respect of which):

(a)	complies with Securities Law in all material respects and did not result from a breach of Article 5 of the Arrangement Agreement;

(b)	is to acquire not less than all of the outstanding GSV Shares not owned by the person or persons or all or substantially all of the assets of the Company on a consolidated basis;

(c)	the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of noncompletion), result in a transaction which is more favourable to the Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(g) of the Arrangement Agreement);

(d)	in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding GSV Shares, is made available to all of the Shareholders on the same terms and conditions;

(e)	is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith, that adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(f)	is not subject to any due diligence and/or access condition; and

(g)	the Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal.

“Superior Proposal Notice Period” has the meaning ascribed thereto in “The Arrangement Agreement – Non- Solicitation and Right to Match”.

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti- dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy), and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Instruction Letter” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election”.

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

“TD” means TD Securities Inc.

“TD Fairness Opinion” means the opinion of TD to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

“Termination Fee” means C$7,300,000 payable by GSV to Orla, on and subject to the terms of the Arrangement Agreement.

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2 of the Arrangement Agreement.

“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar to the Company.

“Treasury Regulations” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences of the Arrangement”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same has been, and hereafter from time to time, may be amended.

“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Consequences Of The Arrangement”.

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same has been, and hereinafter from time to time may be, amended.

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the United States.

“U.S. Securityholders” means Securityholders that are in or are a resident of the United States.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“VIF” means voting instruction form.

“Voting and Support Agreements” means the voting and support agreements dated as of June 12, 2022 between the Purchaser and the Locked-up Shareholders and other voting and support agreements that may be entered into after June 12, 2022 by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all GSV Shares, GSV Options and RSUs of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their GSV Shares.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained, or incorporated by reference, elsewhere in this Circular. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR (www.sedar.com).

Date, Time and Place of Meeting	The Meeting will be held on August 9, 2022 at 8:30 A.M. (Vancouver time) at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

The Record Date	The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on June 30, 2022.

Purpose of the Meeting	At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Securityholder Approval.

The Arrangement	The purpose of the Arrangement is to effect the acquisition by the Purchaser of the Company. If the Arrangement Resolution is approved with the Required Securityholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order, without any further authorization, act or formality:

(a)	the rights issued under the GSV Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the Shareholders, and the GSV Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the GSV RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for GSV Shares valued in accordance with the terms of the GSV RSU Plan less applicable withholdings pursuant to section 5.04 of the Plan of Arrangement, and such GSV Shares shall be transferred at the Effective Time for the Consideration as described in paragraph (d) below, and each RSU Holder shall be entered in the register of the Shareholders maintained by or on behalf of the Company as the holder of such GSV Shares provided that no share certificates shall be issued with respect to such GSV Shares, and each such RSU shall be immediately cancelled and the holders of such RSUs shall cease to be holders thereof and to have any rights as holders of RSUs. Such RSU Holders’ names shall be removed form the register of RSUs maintained by or on behalf of the Company and all agreements relating to the RSUs shall be terminated and shall be of no further force and effect.

(c)	each GSV Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser for the amount therefor determined in accordance with the Plan of Arrangement, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Shareholders maintained by or on behalf of the Company and each such GSV Share shall be cancelled and cease to be outstanding; (ii) such Dissenting Shareholder shall cease to be the holder of each GSV Share or to have any rights as a Shareholder other than the right to be paid the fair value for each such GSV Share as set out in the Plan of Arrangement; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the Shareholders maintained by or on behalf of the Company as a holder of such GSV Shares;

(d)	each GSV Share, including GSV Shares issued pursuant to the settlement of RSUs discussed in paragraph (b) above (other than any GSV Share hold by a Dissenting Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue and pay the Consideration for each GSV Share, subject to the Plan of Arrangement, and: (i) the holders of such GSV Shares shall cease to be the holders of such GSV Shares and to have any rights as holders of such GSV Shares, other than the right to be issued and paid the Consideration by the Purchaser in accordance with the Plan of Arrangement; (ii) such holders’ names shall be removed form the register of the Shareholders maintained by or on behalf of the Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the Shareholders maintained by or on behalf of the Company as the holders of such GSV Shares;

(e)	each GSV Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for a Replacement Option. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (A) the date that is 24 months following the Effective Date; and (B) the original expiry date of such GSV Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and shall be governed by the terms of the GSV Option Plan (or the predecessor thereto, as applicable), and any document evidencing a GSV Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the GSV Option In-The-Money Amount in respect of the GSV Option, the exercise price per Orla Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The- Money Amount in respect of the Replacement Option does not exceed the GSV Option In-The-Money Amount in respect of the GSV Option.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Orla. See “The Arrangement” in this Circular.

Replacement Options	Each GSV Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for a Replacement Option. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (A) the date that is 24 months following the Effective Date; and (B) the original expiry date of such GSV Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and shall be governed by the terms of the GSV Option Plan (or the predecessor thereto, as applicable), and any document evidencing a GSV Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the GSV Option In-The-Money Amount in respect of the GSV Option, the exercise price per Orla Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the GSV Option In- The-Money Amount in respect of the GSV Option.

Optionholders who intend to exercise vested GSV Options in advance of the Effective Date are encouraged to do so as soon as possible and, in any event, at least four Business Days prior to the Effective Date.

See “The Arrangement – Exchange Procedure – Treatment of GSV Options” in this Circular.

Recommendation of the Board	Based on its considerations and investigations, including consultation with its financial and legal advisors, reviewing the report of the Special Committee and its own deliberations and the Fairness Opinions, the Board unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the Arrangement Agreement and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such directors’ and officers’ GSV Shares, GSV Options and RSUs FOR the Arrangement Resolution.

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between the Company and the Purchaser and their respective legal advisors. See “The Arrangement – Background to the Arrangement” in this Circular.

Reasons for the Arrangement	In the course of their evaluation, the Board and Special Committee carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

●	Premium. The Consideration represents a 35% premium based on the 10-day volume weighted average price of the GSV Shares on the TSX for the period ended June 10, 2022 and the closing price of the Orla Shares and the GSV Shares on the TSX on June 10, 2022.

●	Strengths and Strategic Fit. Shareholders are being offered the opportunity to benefit from:

●	ongoing exposure to future value creating milestones at South Railroad Project and Lewis, as well as Orla’s portfolio of producing and development assets;

●	participation in an established gold producer with proven construction capabilities, a strong exploration track record, and a low-cost growth profile;

●	enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion;

●	Orla’s experience and expertise in constructing and operating the Camino Rojo Project, an open pit, heap leach operation with similar technical characteristics to the South Railroad project; and

●	Orla’s balance sheet and cash flow generation potential to fund the construction of South Railroad and future exploration initiatives at reduced dilution, financing, development, and execution risk.

Shareholders will also be able to continue to participate in the potential upside from any operational success related to the properties of GSV, as well as the properties of Orla. It is expected that Shareholders will hold or be issued a maximum of approximately 43.7 million Orla Shares, as may be adjusted in accordance with the Plan of Arrangement, on an outstanding undiluted basis representing approximately 13% of the total Orla Shares outstanding.

●	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of GSV are subject to significant uncertainty, including risks associated with obtaining required financing and human capital to fully permit, construct and bring into commercial production a mine at South Railroad.

●	Fairness Opinions. The Fairness Opinions state that as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

●	Acceptance by Directors, Officers and Significant Shareholders. Pursuant to the Voting and Support Agreements, the directors and officers of GSV and a significant Shareholder agreed to vote all of their GSV Shares, GSV Options and RSUs in favour of the Arrangement at the Meeting.

●	Preferred Strategic Alternative. The Board and Special Committee considered a number of alternative strategic courses of action. As part of its regular review of strategic alternatives, GSV, along with its financial and legal advisors, considered potential transactions with other strategic parties and reviewed a number of potential project financing alternatives, including project finance credit facilities, royalty and streaming transactions and non-core asset sales. Ultimately, the Arrangement was determined to be the most favourable transaction for maximizing GSV Securityholder value.

●	Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Arrangement Agreement). The amount of the Termination Fee payable in certain circumstances, being C$7,300,000, would not, in the view of the Special Committee preclude a third party from potentially making a Superior Proposal.

●	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive arm’s length negotiation process, overseen by the Special Committee, with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

●	Fairness of the Conditions. The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee and the Board.

●	Securityholder Approval. The Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option held, respectively, and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

●	Regulatory Approval. The Plan of Arrangement must be approved by the Court which will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement to Shareholders.

●	Dissent Rights. The terms of the Plan of Arrangement provide that Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their GSV Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (as described in the Plan of Arrangement). See “The Arrangement — Dissenting Shareholders’ Rights” in this Circular for detailed information regarding the dissent rights of Registered Shareholders in connection with the Arrangement.

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Voting and Support Agreements	The Locked-up Shareholders have entered into the Voting and Support Agreements with Orla pursuant to which they have agreed to, among other things, vote in favour of the Arrangement Resolution. As of June 10, 2022, the Locked-up Shareholders hold a total of 21,030,536 GSV Shares, representing approximately 5.86% of the outstanding GSV Shares that may be voted at the Meeting.

See “The Arrangement – Voting and Support Agreements” in this Circular.

Conditions to Completion of the Arrangement	The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by the Company or the Purchaser, as applicable, at or prior to the Effective Date, including the following:

(i)	the Arrangement Resolution will have been approved by the Securityholders at the Meeting in accordance with the Interim Order and applicable Laws;

(ii)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(iii)	the necessary conditional or equivalent approvals, as the case may be, of the TSX and the approval of the NYSE American, including in respect of the listing and posting for trading of the Consideration Shares on the TSX and the NYSE American will have been obtained;

(iv)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(v)	the Consideration Shares and Replacement Options to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, as further described in the Arrangement Agreement; and

(vi)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Completion of the Arrangement Agreement is subject to a number of additional conditions precedent, of which the following are for the exclusive benefit of the Purchaser and may be waived by the Purchaser. The conditions include, among other things:

(i)	the Company shall have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(ii)	the representations and warranties of the Company being true and correct as of the Effective Date, as provided for in the Arrangement Agreement;

(iii)	the Shareholders not having exercised Dissent Rights and not having instituted proceedings to exercise Dissent Rights, in connection with the Arrangement, representing more than 5% of the GSV Shares then outstanding;

(iv)	since the date of the Arrangement Agreement, there shall not have occurred, or been disclosed to the public (if previously undisclosed to the public), a Material Adverse Effect;

(v)	the Purchaser having received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that certain conditions precedent have been satisfied or waived;

(vi)	all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Material Contract which the Purchaser has determined are necessary in connection with the completion of the Arrangement having been obtained on terms which are satisfactory to the Purchaser, acting reasonably; and

(vii)	there being no pending or threatened in writing any Proceeding by any Governmental Authority or any other persons that is reasonably likely to result in a: (i) prohibition or restriction on the acquisition by the Purchaser of any GSV Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (ii) prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; and (iii) imposition of limitations on the ability of the Purchaser to acquire or hold any GSV Shares, including the right to vote such GSV Shares.

Completion of the Arrangement Agreement is also subject to number of additional conditions precedent, of which the following are for the exclusive benefit of the Company and may be waived by the Company. The conditions include, among other things:

(i)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(ii)	the representations and warranties of the Purchaser being true and correct as of the Effective Date as provided for in the Arrangement Agreement;

(iii)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), an Orla Material Adverse Effect;

(iv)	the Company having received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that certain conditions precedent have been satisfied or waived; and

(v)	the Purchaser having paid the Consideration in accordance with the Arrangement Agreement and the Depositary having confirmed receipt of the Consideration.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation and Right to Match	In the Arrangement Agreement, the Company has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire the Company or its assets and will give prompt notice to the Purchaser should the Company receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal. In the case of a Superior Proposal, Orla has the right but not the obligation to amend the Arrangement Agreement to provide a proposal that would render the previously received Superior Proposal a non-Superior Proposal.

See “The Arrangement Agreement – Non-Solicitation and Right to Match” in this Circular.

Termination of Arrangement Agreement	The Company and the Purchaser may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, the Company or the Purchaser may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events, which are outlined in the Arrangement Agreement, occur. Depending on the termination event, the Termination Fee may be payable by the Company.

See “The Arrangement Agreement – Termination of the Arrangement Agreement” in this Circular.

Fairness Opinions	The Board received a fairness opinion from TD and the Special Committee received a fairness opinion from Paradigm that the Consideration is fair, from a financial point of view, to the Shareholders. The Fairness Opinions conclude that, as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

See “The Arrangement – Fairness Opinions” in this Circular and Appendix E and Appendix F.

Letter of Transmittal	A Letter of Transmittal for the Registered Shareholders is enclosed with this Circular. If the Arrangement becomes effective, in order to receive a physical certificate(s) or DRS Advice(s) representing Orla Shares to which the Shareholder is entitled under the Plan of Arrangement in exchange for the GSV Shares, a Registered Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advice(s) representing its GSV Shares and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the GSV Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Shareholders whose GSV Shares are registered in the name of an Intermediary must contact their Intermediary to receive the Consideration.

If a Shareholder following the Effective Date fails to deliver and surrender its GSV Shares to the Depositary by the Final Proscription Date, then the certificates or DRS Advices representing such Orla Shares, to which such Former Shareholder was entitled, shall be delivered to Orla by the Depositary and the share certificates or DRS Advices shall be cancelled by Orla, and the interest of the Former Shareholder in such Orla Shares to which it was entitled shall be terminated as of such Final Proscription Date.

Only Registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding GSV Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

See “The Arrangement – Exchange of GSV Securities” in this Circular.

No Fractional Shares to be Issued	No fractional Orla Shares shall be issued to Former Shareholders. The number of Orla Shares to be issued to Former Shareholders shall be rounded down to the nearest whole Orla Share.

Withholding Rights	The Company, the Purchaser, the Depositary and any other person, as applicable will be entitled to deduct or withhold from any Consideration otherwise payable, issuable or otherwise deliverable to any Securityholder under the Plan of Arrangement (including any payment to Dissenting Shareholders, Optionholders and RSU Holders) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser or the Depositary or any other person, as the case may be.

See “The Arrangement – Exchange of GSV Securities – Withholding Rights”.

Court Approval of the Arrangement	Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, GSV intends to apply to the Court for the Final Order. The hearing of the application for the Final Order is expected to be held at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia via MS Teams at 9:45 A.M. (Vancouver time) on August 11, 2022, or as soon thereafter as counsel may be heard, or at any other date and time and by any method as the Court may direct. Please see the Petition and Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, substantive and procedural fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Exchange Approval	Orla Shares are listed on the TSX and the NYSE American and it is a condition of the Arrangement that the Orla Shares to be issued or issuable in connection with the Arrangement are listed on the TSX and NYSE American, subject only to the satisfaction of the customary listing conditions of the TSX and of the NYSE American.

GSV Shares are listed on the TSX and NYSE American and the completion of the Arrangement is subject to the prior conditional approval of the TSX. Following completion of the Arrangement the GSV Shares will be delisted from the TSX and NYSE American.

Canadian Securities Law Matters	GSV is a reporting issuer in all provinces and territories of Canada. The GSV Shares currently trade on the TSX and NYSE American. After the Arrangement, GSV will be a wholly-owned subsidiary of Orla, the GSV Shares will be delisted from the TSX and NYSE American (delisting is anticipated to be effective one or two Business Days following the Effective Date) and Orla expects to apply to the applicable Canadian securities regulators to have GSV cease to be a reporting issuer.

The distribution of the Orla Shares and the issuance of Replacement Options pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The Orla Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Orla Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Orla, the selling security holder has no reasonable grounds to believe that Orla is in default of Canadian Securities Laws.

Each Securityholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Orla Shares issuable pursuant to the Arrangement.

See “The Arrangement – Regulatory Matters and Securities Law Matters – Canadian Securities Law Matters”.

United States Securities Law Matters	The Orla Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Securityholders reside. The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Replacement Options does not exempt the issuance of securities upon the exercises of such Replacement Options and Orla Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws or following registration under such laws, if any.

Interests of Certain Directors and Senior Officers of GSV in the Arrangement	In considering the recommendation of the Board, Securityholders should be aware that certain members of the Board and the Senior Officers of GSV have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Securityholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Rights of Dissent	Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their GSV Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Blake, Cassels & Graydon LLP, Suite 2600 - 595 Burrard Street, Vancouver, BC V7X 1L3, Attention: Alexandra Luchenko, by no later than 4:00 P.M. (Vancouver time) on August 5, 2022 (or by 4:00 P.M. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the Dissent Procedures.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular. The text of Section 242(1)(a) of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix I to this Circular.

Risk Factors	There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, GSV will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the GSV Shares.

The risk factors described under the heading “Risk Factors” and under the heading “Risk Factors” in Appendix G attached to this Circular should be carefully considered by Securityholders.

Canadian and United States Tax Considerations	Securityholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences Of The Arrangement” for a discussion of certain Canadian federal income tax considerations and United States income tax considerations, respectively.

Pro Forma Financial Information

Summary unaudited pro forma consolidated financial information

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	US$ 000’s	US$ 000’s
Income statement information:
Net income (loss)	$4,657	$(63,691)
Earnings (loss) per share	$0.02	$(0.22)

As at
March 31, 2022
US$000’s
Balance sheet information:
Current assets	$73,340
Mineral properties	490,926
Other long-term assets	22,100
Total assets	$586,366
Current liabilities	45,484
Long term liabilities	147,509
Equity	$393,373
Total liabilities and equity	$586,366

The selected unaudited pro forma consolidated financial information set forth above should be read in conjunction with the unaudited pro forma consolidated financial statements of Orla and the accompanying notes thereto attached as Schedule A to this Appendix H.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented above.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Securityholder Approval.

Date, Time and Place of the Meeting

The Meeting will be held on August 9, 2022 at 8:30 A.M. (Vancouver time) at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is June 30, 2022. Securityholders of record as at the close of business (Vancouver time) on June 30, 2022 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on August 9, 2022 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company. The Company has also retained Laurel Hill Advisory Group Company (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting. For these services, Laurel Hill will receive C$70,000 advisory fee plus a C$40,000 success fee if the Arrangement Resolution receives the Required Securityholder Approval, in addition to a fee for retail shareholder calls and certain out-of-pocket expenses.

In this Circular, references to “C$ or $” are to amounts in Canadian dollars and references to “US$” are to amounts in United States dollars unless otherwise indicated.

Appointment of Proxyholders

If you do not attend and vote at the Meeting, you can still make your votes count by appointing a person or company who will attend the Meeting to act as your proxyholder at the Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of GSV. You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Securityholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

Securityholders who wish to appoint a third-party proxyholder to attend and vote at the Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder following the instructions provided in such form of proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

To vote your securities, your proxyholder must attend and vote at the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249- 7775 (toll-free). The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

Proxy Instructions

Only Securityholders whose names appear on the records of the Company as at the Record Date as the registered holders of the GSV Shares, GSV Options and RSUs or duly appointed proxyholders are permitted to vote at the Meeting. Registered Shareholders, Optionholders and RSU Holders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders, Optionholders and RSU Holders may vote by mail or on the internet. To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder, Optionholder or RSU Holder on the voting website. Completed forms of proxy must be deposited with the Company’s transfer agent, Computershare Investor Services inc., 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1 by 8:30 A.M. (Vancouver time) on August 5, 2022 or, if the Meeting is adjourned, by 8:30 A.M. (Vancouver time) on the second last Business Day prior to the date on which the Meeting is reconvened.

Revocability of Proxies

A Registered Shareholder, Optionholder or RSU Holder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	executing a valid notice of revocation or other instrument in writing, by the Registered Shareholder, Optionholder, RSU Holder or such holders’ authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the notice of revocation or other instrument in writing to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or to the address of the registered office of the Company at 815 West Hastings Street, Suite 610, Vancouver, British Columbia, V6C 1B4, at any time up to and including the last Business Day that precedes the day of the Meeting or, if the Meeting is adjourned, the last Business Day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the GSV Shares, GSV Options or RSUs, as applicable.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

If you are a Beneficial Shareholder, please contact your Intermediary for instructions on how to revoke your VIF and what procedures you need to follow. The change or revocation of a VIF by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the VIF by the Intermediary or its service company to ensure it is effective.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the GSV Shares, GSV Options and RSUs represented thereby in accordance with the instructions of the Securityholder on any ballot that may be called for. If a Securityholder specifies a choice with respect to any matter to be acted upon, such Securityholder’s GSV Shares, GSV Options and/or RSUs will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

If a Securityholder does not specify a choice in the proxy and the Securityholder has appointed one of the management nominees named in the accompanying form of proxy, the management nominee will vote the GSV Shares, GSV Options and RSUs represented by the proxy in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

As of the date of this Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting but, if any amendment, variation or other matter properly comes before the Meeting, each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

Advice to Beneficial (Non-Registered) Shareholders

If you are a Beneficial Shareholder, meaning your GSV Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or intermediary, or depository, such as CDS & Co., of which an intermediary was a participant and, as such, your nominee will be the entity legally entitled to vote your GSV Shares and must seek your instructions as to how to vote your GSV Shares.

If you are a Beneficial Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your GSV Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge. Broadridge typically mails a VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge. The Company may utilize Broadridgeʼs QuickVoteTM system to assist NOBOs with voting their Shares over the telephone.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote GSV Shares directly at the Meeting. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Beneficial Shareholder must complete these steps well in advance of the Meeting in order to ensure such GSV Shares are voted.

If you are a Beneficial Shareholder, your intermediary will have provided to you a VIF. GSV intends to reimburse intermediaries for the delivery of the meeting materials to OBOs.

In the alternative, if you wish to attend and vote at the Meeting or have another person attend and vote on your behalf, indicate your name or the name of your proxyholder, as applicable, in the VIF or proxy form, and return it as instructed by your Intermediary. You will also have to register yourself as your proxyholder, as described above in “Appointment of Proxyholders”. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may contact their Intermediary or Laurel Hill. It is recommended that inquiries of this kind be made well in advance of the Meeting.

Notice-And-Access

The Company is not sending this Circular to Registered Shareholders, Optionholders, RSU Holders or Beneficial Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of GSV Shares without par value. As at the Record Date, a total of 358,735,368 GSV Shares were issued and outstanding. The GSV Shares carry the right to vote at the Meeting, with each GSV Share entitling the holder thereof to one vote on the Arrangement Resolution.

Optionholders and RSU Holders will also be entitled to vote with the Shareholders together as a single class on the Arrangement Resolution as to one vote for each GSV Option and/or RSU held. As at the Record Date, a total of 15,724,678 GSV Options and 4,245,580 RSUs exercisable or convertible into a total of 15,724,678 and 4,245,580 GSV Shares, respectively, were issued and outstanding. At the date of the Circular, a total of 15,724,678 GSV Options and 4,245,580 RSUs will carry the right to vote at the Meeting, subject to decrease for any GSV Options or RSUs duly exercised before the Meeting. Accordingly, the maximum number of potential votes at the Meeting in respect of the outstanding GSV Shares, GSV Options and RSUs totals 378,705,626.

To the knowledge of the directors or executive officers of the Company as of the Record Date, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, GSV Shares carrying 10% or more of the voting rights of Shareholders at the Meeting or GSV Shares, GSV Options and RSUs that collectively will carry 10% or more of the voting rights of Securityholders at the Meeting:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Shares of the Company	% of the Class of Outstanding Voting Securities of the Company
Sun Valley Gold LLC	56,481,892 GSV Shares	15.7%	14.9%

Under the Company’s bylaws, the quorum for the transaction of business at the Meeting will be two Shareholders present in person or represented by proxy representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at the Meeting.

THE ARRANGEMENT

Background to the Arrangement

The entering into of the Arrangement Agreement was the result of extensive arm’s length negotiations conducted among representatives of GSV and its Special Committee, Orla, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions among the parties that preceded the public announcement of the execution of the Arrangement Agreement on June 13, 2022.

The Company has been primarily focused on development of the South Railroad Project, however, GSV management and Board regularly review the overall corporate strategy and long-term strategic plan, including the capital requirements to advance the South Railroad Project. The Company has explored construction financing alternatives with the help of an independent external advisor in conjunction with other value-maximizing initiatives, potentially including business combinations with other companies to better position and facilitate the development of the South Railroad Project. To that end, the Company maintained a policy of engaging with potential acquirers, by providing information, including access to the South Railroad Project and the Company’s facilities in Elko, Nevada, following execution of confidentiality agreements.

As a result of exploration success at the South Railroad Project in 2016, GSV has been approached by certain precious metal producers and financial investors wishing to learn more about the South Railroad Project. Since late 2021, as work was being finalized on the South Railroad Project Feasibility Study, the Company entered into confidentiality agreements with six companies who have reviewed the South Railroad Project. The Company analyzed various value-maximizing initiatives with each of the respective parties who signed confidentiality agreements.

Of these six companies, GSV had the most comprehensive discussions with Orla. In the case of Orla, the original confidentiality agreement was entered into in November 2020 and representatives of Orla conducted extensive technical and permitting due diligence, including visiting the South Railroad Project.

Events leading to the initial proposal by Orla

Mr. Jason Attew, Mr. Michael McDonald and Orla representatives met to discuss the South Railroad Project in September 2021 at the Gold Forum Americas conference in Colorado Springs, Colorado. It was agreed that the original confidentiality agreement set to expire in November 2021 would be extended by 12-months to facilitate discussions.

On October 4, 2021, Mr. Chuck Jeannes, Chair of Orla, and Mr. Attew had a follow up discussion on the merits of a multi-asset combination that would entail the combination of GSV, Orla, another precious metals producer (“Party 1”), and a development project owned by a large multi-national precious metals producer. Given strong alignment on the concept between Mr. Jeannes and Mr. Attew, Mr. Attew met virtually with the CEO of Party 1 to discuss the merits of a multi-party combination on October 8, 2021.

On October 14, 2021, GSV and Orla executed the confidentiality agreement extension that provided for the disclosure of GSV confidential and proprietary information, including technical files related to the South Railroad Project Feasibility Study to Orla.

On October 20, 2021, GSV and Party 1 executed a confidentiality agreement that provided for the disclosure of GSV confidential and proprietary information, including technical files related to the South Railroad Project Feasibility Study, to Party 1.

On November 30, 2021, representatives from GSV, including Mr. Alex Morrison, Chair of GSV, Orla and Party 1 met in Toronto, Ontario, to discuss the merits of a larger potential transaction that would create a new mid-tier precious metals producer with a robust development profile. It was agreed that technical due diligence would commence between GSV, Orla, and Party 1, and that the development project owned by a large multi-national precious metals producer would not be considered as part of the combination at this time.

On December 16, 2021, representatives from GSV, Orla and Party 1 held a video call to present overviews of each of the respective companies to commence the due diligence process.

On January 20, 2022, representatives from GSV held a video call with representatives from Orla to discuss permitting matters related to the South Railroad Project.

On January 27, 2022, representatives from GSV held a video call with representatives from Orla to discuss exploration matters related to the South Railroad Project.

Representatives from GSV and Orla met to discuss the status of due diligence and the larger potential transaction with Party 1 at the BMO Capital Markets Global Metals & Mining Conference in Hollywood, Florida in late-February 2022. It was communicated by Orla to GSV that Party 1 was no longer interested in pursuing the contemplated transaction between GSV, Orla, and Party 1. Orla representatives then expressed a continued interest in a potential transaction between GSV and Orla, without the involvement of Party 1.

On March 31, 2022, Mr. Jeannes called Mr. Attew to discuss the status of Orla’s due diligence review and to give an indicative value range for GSV. Mr. Attew and Mr. Jeannes were unable to agree on an indicative value range for GSV that was compelling to both parties. Both parties agreed to continue due diligence efforts.

On April 6, 2022, at the request of GSV, TD contacted several gold mining companies to solicit interest in a potential transaction with GSV. None of the parties contacted ultimately put forward a proposal.

On April 12, 2022, representatives from GSV held a video call with representatives from Orla to discuss technical and permitting matters related to the South Railroad Project, and technical matters related to the Lewis Project.

On April 22, 2022, Mr. Attew and Mr. Jeannes held a phone call to discuss Orla’s indicative value range for GSV. Mr. Attew and Mr. Jeannes were again unable to agree on a value range that was compelling to both parties, however, they agreed to meet in two weeks time to continue discussions.

During this period the Company continued to progress near-term and long-term financing alternatives with the assistance of its advisors.

On May 9, 2022, Mr. Attew and Mr. Morrison met with Mr. Jason Simpson, CEO of Orla, and Mr. Jeannes in Denver, Colorado to discuss the transaction. Mr. Simpson and Mr. Jeannes presented a non-binding term sheet regarding a transaction pursuant to which Orla would acquire GSV, with consideration comprised of Orla Shares (“Proposal 1”). After consulting the Board, TD Securities, the financial advisor to GSV and Blake, Cassels & Graydon LLP (“Blakes”) the legal advisor to GSV, Mr. Attew and Mr. Morrison informed Mr. Jeannes and Mr. Simpson that the premium offered by Proposal 1 was not compelling and GSV did not wish to pursue a transaction on the proposed terms.

Mr. Jeannes and Mr. Attew then spoke a number of times informally over the following weeks. Mr. Jeannes emphasized the benefits of a combined company, though a new proposal was not put forward. Mr. Attew continued to consult with the GSV Board, TD and Blakes and again conveyed that Proposal 1 was not compelling to GSV.

Later in May, Mr. Attew and Mr. Jeannes had a subsequent discussion during which Mr. Jeannes presented an enhanced non-binding offer to Mr. Attew, again with proposed consideration comprised of Orla Shares (“Proposal 2”).

On May 24, 2022, the GSV Board met to discuss Proposal 2 and receive advice from TD and Blakes. Blakes provided advice regarding the legal and fiduciary duties of the directors in the context of a change of control transaction. The Board discussed with Blakes the appropriate process to ensure appropriate Board review and oversight of negotiations regarding a potential transaction with Orla. The Board considered many factors, including GSV’s need to raise a significant amount of capital through debt and equity financings to fund the development and construction of a mine at the South Railroad Project, the labour environment in Elko and the gold mining industry more broadly, the economic environment and current uncertainties, the state of the capital markets, the work it had done to date to understand its financing options, the financial condition of Orla, including the fact that Orla operates a producing mine and other terms of Proposal 2. After receiving input from the GSV executive team, and advice from TD and Blakes, and deliberating in camera without the executive team present, the Board resolved to authorize the GSV executive team to engage with Orla to discuss a negotiated transaction.

On May 26, 2022, GSV and Orla entered into a non-binding letter of intent setting out Proposal 2 from Orla to acquire 100% of the common shares of GSV in exchange for Orla Shares, and granting Orla a right to exclusively negotiate with GSV for 21 days.

Following the execution of the letter of intent, the Board determined it was prudent to form a special committee of independent directors (the “Special Committee”) to oversee the negotiations of the transaction and make a recommendation to the Board with respect to the proposed transaction. The Board unanimously agreed to form a Special Committee comprised of John Armstrong as the Chair of the Special Committee, and Cassandra Joseph, Bruce McLeod and Alex Morrison as members. The Board also approved the Special Committee’s written mandate which included (i) to examine and review, from the point of view of the best interests of GSV, the merits and fairness of the proposed transaction with Orla, in conjunction with the executive team and financial and legal advisors; (ii) to assess, examine and advise the Board regarding any alternatives to the proposed transaction with Orla which may be available to the Company to enhance shareholder value; (iii) to consider and advise the Board as to whether the proposed transaction with Orla is in the best interests of the Company and whether the proposed transaction should be recommended to Shareholders; (iv) to the extent necessary or appropriate, assist the executive team in the negotiation of the final terms of the proposed transaction; and to (v) to supervise the preparation of any fairness opinion that may be required or desirable and review with the opinion provider(s) the key factors, methodologies and assumptions used in preparing such opinion(s), among other things.

In the three weeks following the execution of the letter of intent, GSV and Orla, assisted by their financial and legal advisors, conducted reciprocal due diligence through the exchange of written materials via electronic data rooms and various diligence calls with representatives from GSV and Orla, and legal advisors.

On May 30, 2022, Orla’s legal advisor delivered a draft Arrangement Agreement and Voting Support Agreement to Blakes. Blakes prepared an issues list and a mark up of the agreements to assist the executive team of the Company, the Special Committee and the Board to review the agreements.

Representatives of Orla conducted a site visit of the South Railroad Project on June 1, 2022.

On the weekend of June 4 and June 5, 2022, the Special Committee met twice with the GSV executive team, and representatives of TD and Blakes. During the meetings, Blakes provided advice to the Special Committee as to its role and function, including its fiduciary duties in the context of the proposed transaction. The Special Committee, the executive team, TD and Blakes reviewed and discussed the key issues in the Arrangement Agreement and where appropriate, provided direction to the executive team. The Special Committee determined that it was prudent for it to engage an independent financial advisor to opine on the fairness of any proposed transaction. The Special Committee solicited proposals and ultimately engaged Paradigm on a fixed-fee basis to provide such opinion.

On June 8, 2022, in connection with GSV’s scheduled Board meeting, the Special Committee met with the full Board in attendance, along with the GSV executive team, TD and Blakes. TD presented a financial analysis of the proposed transaction. Blakes presented a summary of the Arrangement Agreement, including the key open issues, and also reported on the due diligence conducted with respect to Orla. The executive team presented its views of the proposed transaction to the meeting. The Special Committee then met in camera without representatives of the executive team.

On June 9, 2022, Mr. Simpson approached representatives of Newmont Corporation on a confidential basis to discuss the terms of a Voting Support Agreement being requested by Orla. Newmont Corporation indicated its support for the proposed transaction and willingness to enter into a Voting Support Agreement.

On June 10, 2022 Mr. Attew approached representatives of another significant shareholder to inform it of the potential transaction and discuss the terms of a voting support agreement being requested by Orla. Representatives of the significant shareholder informed Mr. Attew that while it understood the rationale for the transaction it was not commonplace for them to enter into voting support agreements.

Between June 8 and June 12, 2022, Blakes and Cassels negotiated the Arrangement Agreement and related documentation through the exchange of drafts, and various conference calls. The Special Committee met with GSV executive team, Blakes and TD and Paradigm to review the open issues required to settle the Arrangement Agreement on several occasions during this period.

The Special Committee met on June 12, 2022. At this meeting, Paradigm presented its financial analysis of the proposed transaction and orally delivered its opinion (subsequently confirmed in writing) that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Special Committee, the Consideration is fair, from a financial point of view, to Shareholders.

Thereafter, TD also presented its financial analysis of the proposed transaction and orally delivered its opinion (subsequently confirmed in writing) that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Special Committee, the Consideration is fair, from a financial point of view, to Shareholders.

After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Special Committee considered both the benefits and risks of the potential transaction, the Special Committee completed its deliberations in camera and unanimously determined that the Arrangement is in the best interests of GSV and is fair to Shareholders and unanimously determined to recommend that the Board approve the Arrangement and the Arrangement Agreement and recommend that Shareholders vote their GSV Shares in favour of the Arrangement Resolution.

Immediately following the meeting of the Special Committee, the Board met to receive an update from the GSV executive team, TD and Blakes since their presentations earlier in the week. Following these presentations, the Special Committee delivered its unanimous recommendation to approve the Arrangement.

After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Board considered the unanimous recommendation of the Special Committee as well as both the benefits and risks of the potential transaction, the Board unanimously determined that the Arrangement is in the best interests of GSV and is fair to Shareholders and unanimously approved the Arrangement and the Arrangement Agreement and resolved to recommend that Shareholders vote their GSV Shares in favour of the Arrangement Resolution.

Following the meeting of the Board, GSV and Orla, assisted by Blakes and Cassels, finalized the terms of the Arrangement Agreement and Voting Support Agreements. During the evening of June 12, 2022 the Arrangement Agreement and ancillary documents were finalized. The Arrangement Agreement and the Voting and Support Agreements were then executed and GSV and Orla issued a joint press release announcing the Arrangement prior to the opening of the TSX on June 13, 2022.

Recommendation of the Special Committee

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with its financial and legal advisors, and having considered the Fairness Opinions, the Special Committee unanimously determined that the Arrangement is in the best interests of the Company. The Special Committee unanimously recommended that the Board approve the Arrangement Agreement and that the Board recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board

Based on its considerations and investigations, including consultation with its financial and legal advisors, the unanimous recommendation of the Special Committee, the Fairness Opinions and its own deliberations, the Board has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the Arrangement Agreement and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s GSV Shares, GSV Options and RSUs FOR the Arrangement Resolution.

In forming its recommendation, the Special Committee and the Board considered a number of factors, including, without limitation, the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company and after taking into account the Fairness Opinions and the advice of the Company’s legal and other advisors and the advice and input of management of the Company.

Reasons for the Arrangement

At a meeting of the Board held on June 12, 2022, the Board evaluated the Arrangement in the context of the Company’s available strategic alternatives and, based on a thorough review of these alternatives, the Board unanimously:

●	determined that the Arrangement is in the best interests of the Company;

●	resolved to recommend that Securityholders vote FOR the Arrangement Resolution; and

●	approved the Arrangement Agreement and the Arrangement.

In evaluating the Arrangement and in making its recommendations, the Board and Special Committee gave careful consideration to the current and expected future position of the business of GSV and all terms of the draft Arrangement Agreement, including the conditions precedent, representations and warranties and deal protections. The Board and Special Committee considered a number of factors including, among others, the following:

●	Premium. The Consideration represents a 35% premium based on the 10-day volume weighted average price of the GSV Shares on the TSX for the period ended June 10, 2022 and the closing price of the Orla Shares and the GSV Shares on the TSX on June 10, 2022.

●	Strengths and Strategic Fit. Shareholders are being offered the opportunity to benefit from:

(i)	ongoing exposure to future value creating milestones at South Railroad and Lewis, as well as Orla’s portfolio of producing and development assets;

(ii)	participation in an established gold producer with proven construction capabilities, a strong exploration track record, and a low-cost growth profile;

(iii)	enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion;

(iv)	Orla’s experience and expertise in constructing and operating the Camino Rojo Oxide Mine, an open pit, heap leach operation with similar technical characteristics to the South Railroad project; and

(v)	Orla’s balance sheet and cash flow generation potential to fund the construction of the South Railroad Project and future exploration initiatives at reduced dilution, financing, development, and execution risk.

Shareholders will also be able to continue to participate in the potential upside from any operational success related to the properties of GSV, as well as the properties of Orla. It is expected that Shareholders will hold or be issued a maximum of approximately 43.7 million Orla Shares, as may be adjusted in accordance with the Plan of Arrangement, on an outstanding undiluted basis representing approximately 13% of the total Orla Shares outstanding.

●	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of GSV are subject to significant uncertainty, including risks associated with obtaining required financing and human capital to fully permit, construct and bring into commercial production a mine at South Railroad.

●	Fairness Opinions. The Fairness Opinions state that as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

●	Acceptance by Directors, Officers and Significant Shareholders. Pursuant to the Voting and Support Agreements, the directors and officers of GSV and a significant Shareholder agreed to vote all of their GSV Shares, GSV Options and RSUs in favour of the Arrangement at the Meeting.

●	Preferred Strategic Alternative. The Board and Special Committee considered a number of alternative strategic courses of action. As part of its regular review of strategic alternatives, GSV, along with its financial and legal advisors, considered potential transactions with other strategic parties and reviewed a number of potential project financing alternatives, including project finance credit facilities, royalty and streaming transactions and non-core asset sales. Ultimately, the Arrangement was determined to be the most favourable transaction for maximizing GSV Securityholder value.

●	Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Arrangement Agreement). The amount of the Termination Fee payable in certain circumstances, being C$7,300,000, would not, in the view of the Special Committee preclude a third party from potentially making a Superior Proposal.

●	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

●	Fairness of the Conditions. The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee.

●	Securityholder Approval. The Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option held, respectively, and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions..

●	Regulatory Approval. The Plan of Arrangement must be approved by the Court which will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement to Shareholders.

●	Dissent Rights. The terms of the Plan of Arrangement provide that Registered Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their GSV Shares (as described in the Plan of Arrangement). See “The Arrangement — Dissenting Shareholders’ Rights” in this Circular for detailed information regarding the dissent rights of Shareholders in connection with the Arrangement.

The Board and Special Committee also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

●	the risks to GSV and the Securityholders if the Arrangement is not completed, including the costs to GSV in pursuing the Arrangement and the diversion of GSV’s management from the conduct of GSV’s business in the ordinary course;

●	the terms of the Arrangement Agreement in respect of restricting GSV from soliciting third parties to make an Acquisition Proposal (as such term is defined in the Arrangement Agreement) and the specific requirements regarding what constitutes a Superior Proposal;

●	the terms of the Arrangement Agreement that require GSV to conduct its business in the ordinary course and prevent GSV from taking certain specified actions, which may delay or prevent GSV from taking certain actions to advance its business pending consummation of the Arrangement;

●	the fact that, following the Arrangement, GSV will no longer exist as an independent public company and the GSV Shares will be delisted from the TSX and NYSE American;

●	the Termination Fee payable to Orla, including if GSV enters into an agreement in respect of a Superior Proposal to acquire GSV;

●	the conditions to Orla’s obligations to complete the Arrangement;

●	the right of Orla to terminate the Arrangement Agreement under certain circumstances; and

●	judgments against Orla in Canada for a breach of the Arrangement Agreement may be difficult to enforce against Orla’s assets located outside of Canada.

The above discussion of the information and factors considered by the Board and Special Committee is not intended to be exhaustive, but is believed by the Board and Special Committee to include the material factors considered by the Board and Special Committee in its respective assessment of the Arrangement. In view of the wide variety of factors considered by the Board and Special Committee in connection with its assessment of the Arrangement and the complexity of such matters, the Board and Special Committee did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board and Special Committee may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Board and Special Committee.

The Board’s and the Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements”, under the heading “Risk Factors” and in Appendix G, “Information Concerning Orla Corporation – Risk Factors”.

Fairness Opinions

In connection with the evaluation of the Arrangement, the Special Committee received and considered the Paradigm Fairness Opinion, and the Board received and considered the TD Fairness Opinion and the Paradigm Fairness Opinion.

Paradigm was approached by the Special Committee on June 3, 2022, regarding a potential advisory assignment and were formally engaged by the Special Committee, pursuant to an advisory agreement dated June 6, 2022 to provide the Special Committee with various advisory services in connection with the Arrangement including, among other things, the provision of the Paradigm Fairness Opinion. Pursuant to the terms of its advisory agreement with the Company, Paradigm is to be paid a fixed fee for the delivery of its Fairness Opinion. The Company has also agreed to reimburse Paradigm for reasonable out-of-pocket expenses and to indemnify Paradigm against certain liabilities.

TD was formally engaged by the Company and the Board, pursuant to an advisory agreement effective April 1, 2022 to provide the Company and the Board with various advisory services in connection with the Arrangement including, among other things, the provision of the TD Fairness Opinion. Pursuant to the terms of its advisory agreement with the Company, TD is to be paid fees for its services as financial advisor, including a fixed fee for the delivery of the TD Fairness Opinion. TD will also receive a transaction fee which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse TD for reasonable out-of-pocket expenses and to indemnify TD against certain liabilities.

On June 12, 2022, at the meeting of the Special Committee held to consider the Arrangement, Paradigm rendered an oral opinion, confirmed by delivery of a written opinion dated June 12, 2022 to the Special Committee to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

On June 12, 2022, at the meeting of the Board held to consider the Arrangement, TD rendered an oral opinion, confirmed by delivery of a written opinion dated June 12, 2022 to the Board to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

The full text of the Fairness Opinions, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by both Paradigm and TD in connection with their respective Fairness Opinions, are attached in Appendix E and Appendix F, respectively. This summary is qualified in its entirety by reference to the full text of such Fairness Opinions. Paradigm and TD provided their opinions solely for the information and assistance of the Special Committee and the Board, respectively, in connection with their consideration of the Arrangement and except for the inclusion of the Fairness Opinions in their entirety and a summary thereof in this Circular, the Fairness Opinions are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the respective prior written consent of Paradigm or TD. The Fairness Opinions are not a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or any other matter.

In connection with the evaluation of the Arrangement, the Special Committee considered, among other things, the advice and financial analyses provided by Paradigm referred to above as well as the Paradigm Fairness Opinion and the Board considered the advice and financial analyses provided by TD referred to above as well as the Fairness Opinions. As described under “The Arrangement – Reasons for the Arrangement”, the Fairness Opinions were only one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or the Consideration to be received by Shareholders pursuant to the Arrangement. In assessing the Paradigm Fairness Opinion, the Special Committee considered and assessed the independence of Paradigm.

Paradigm considered several techniques and used a blended approach to determine their opinion on the Arrangement and based the Paradigm Fairness Opinion upon a number of quantitative and qualitative factors. The full text of the Paradigm Fairness Opinion, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Paradigm in connection with the Paradigm Fairness Opinion, is attached in Appendix E. The Paradigm Fairness Opinion represents the opinion of Paradigm and the form and content of the Paradigm Fairness Opinion have been approved for release by a committee of senior Paradigm personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

The full text of the TD Fairness Opinion, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by TD in connection with the TD Fairness Opinion, is attached in Appendix F. The TD Fairness Opinion represents the opinion of TD and the form and content of the TD Fairness Opinion have been approved for release by a committee of senior TD personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Voting and Support Agreements

The Locked-up Shareholders have entered into the Voting and Support Agreements with Orla pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of June 10, 2022, the Locked-up Shareholders hold a total of 21,030,536 GSV Shares, representing approximately 5.86% of the outstanding GSV Shares.

The Locked-up Shareholders have agreed, subject to the terms of the Voting and Support Agreements, among other things: (i) at any meeting of Securityholders (including in connection with any combined or separate vote of any sub- group of Securityholders that may be required to be held) called to vote upon the Arrangement, the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement, to vote their GSV Shares, GSV Options and RSUs in favour of the Arrangement and any other matter necessary for the consummation of the Arrangement, and against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement; (ii) to revoke any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the Voting and Support Agreements; (iii) not to sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber, (each, a “Transfer”) or enter into any agreement, option or other arrangement with respect to the Transfer of any of their GSV Shares, GSV Options or RSUs, directly or indirectly, or any interest therein, to any person other than pursuant to the Arrangement Agreement; (iv) not to grant any proxies or power of attorney, deposit any of their GSV Shares, GSV Options or RSUs into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to their GSV Shares, GSV Options or RSUs, other than pursuant to the terms of the Voting and Support Agreements; (v) to not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement; (vi) to not exercise any rights of appraisal or rights of dissent or any other rights or remedies, as applicable, with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement; and (vii) no later than five Business Days prior to the date of the Meeting, with respect to all of their GSV Shares, GSV Options and RSUs, to deliver or cause to be delivered, a duly executed proxy or VIF causing their GSV Shares, GSV Options and RSUs to be voted in favour of the Arrangement Resolution, and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

The Voting and Support Agreements signed by the Locked-up Shareholders may be terminated: (a) by the mutual written agreement of the Locked-up Shareholder and the Purchaser; (b) by either the Purchaser or the Locked-up Shareholder if the other party has not complied with its covenants contained in the Voting and Support Agreement in all material respects, or; if any of the representations and warranties of the other party contained in the Voting and Support Agreement are not true and correct in all material respects; (c) by either the Purchaser or the Locked-up Shareholder if the terms of the Arrangement Agreement are amended in any manner to provide for less Consideration than provided for at the time such Voting and Support Agreement was entered into; or (d) automatically on the earlier occurrence of (i) the termination of the Arrangement Agreement in accordance with its term, including, without limitation, in connection with a Superior Proposal being accepted by the Board, and (ii) the Effective Time.

Plan of Arrangement

The following description is a summary of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular.

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order, without any further authorization, act or formality:

(a)	the rights issued under the GSV Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the Shareholders, and the GSV Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the GSV RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for GSV Shares valued in accordance with the terms of the GSV RSU Plan less applicable withholdings pursuant to section 5.04 of the Plan of Arrangement, and such GSV Shares shall be transferred at the Effective Time for the Consideration as described in paragraph (d) below, and each RSU Holder shall be entered in the register of the Shareholders maintained by or on behalf of Company as the holder of such GSV Shares provided that no share certificates shall be issued with respect to such GSV Shares, and each such RSU shall be immediately cancelled and the holders of such RSUs shall cease to be holders thereof and to have any rights as holders of RSUs. Such RSU Holders’ names shall be removed from the register of RSUs maintained by or on behalf of the Company and all agreements relating to the RSUs shall be terminated and shall be of no further force and effect;

(c)	each GSV Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser for the amount therefor determined in accordance with the Plan of Arrangement, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Shareholders maintained by or on behalf of Company and each such GSV Share shall be cancelled and cease to be outstanding; (ii) such Dissenting Shareholder shall cease to be the holder of each such GSV Share or to have any rights as a Shareholder other than the right to be paid the fair value for each such GSV Share as set out in the Plan of Arrangement; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the Shareholders maintained by or on behalf of the Company as the holder of such GSV Shares;

(d)	each GSV Share, including GSV Shares issued pursuant to the settlement of RSUs discussed in paragraph (b) above (other than any GSV Share held by a Dissenting Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue and pay the Consideration for each GSV Share, subject to the Plan of Arrangement, and: (i) the holders of such GSV Shares shall cease to be the holders of such GSV Shares and to have any rights as holders of such GSV Shares, other than the right to be issued and paid the Consideration by the Purchaser in accordance with the Plan of Arrangement; (ii) such holders’ names shall be removed from the register of the Shareholders maintained by or on behalf of Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the Shareholders maintained by or on behalf of the Company as the holder of such GSV Shares;

(e)	each GSV Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for an option to purchase from the Purchaser such number of Orla Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of GSV Shares subject to such GSV Option immediately prior to the Effective Time, at an exercise price per Orla Share (rounded up to the nearest whole cent) equal to (M) the exercise price per GSV Share otherwise purchasable pursuant to such GSV Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (A) the date that is 24 months following the Effective Date; and (B) the original expiry date of such GSV Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and shall be governed by the terms of the GSV Option Plan (or the predecessor thereto, as applicable), and any document evidencing a GSV Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the GSV Option In-The-Money Amount in respect of the GSV Option, the exercise price per Orla Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The- Money Amount in respect of the Replacement Option does not exceed the GSV Option In-The- Money Amount in respect of the GSV Option.

Effect of the Arrangement

On completion of the Arrangement, the Company will be a wholly owned subsidiary of Orla.

Effective Date of the Arrangement

If the Arrangement Resolution is passed with the Required Securityholder Approval, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “The Arrangement Agreement — Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date.

Exchange of GSV Securities

Letter of Transmittal

Registered Shareholders will have received a Letter of Transmittal with this Circular. In order to receive the Consideration, such Shareholders (other than the Dissenting Shareholders) must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it, including the certificates or DRS Advices representing the GSV Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. Beneficial Shareholders must contact their Intermediary for instructions and assistance in receiving the Consideration for their GSV Shares.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders (other than the Dissenting Shareholders) can obtain additional copies of the Letter of Transmittal by contacting the Depositary at 1-800-564-6253 (within North America) or 1-514-982-7555 (international) or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR profile at www.sedar.com.

The Purchaser, in its absolute discretion, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non- waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Purchaser reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificates or DRS Advices representing the GSV Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company and the Purchaser recommend that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with an acknowledgment of receipt requested, and with proper insurance obtained, is recommended.

Exchange Procedure

On the Effective Date, each Former Shareholder (other than a Dissenting Shareholder) who has surrendered to the Depositary certificates or DRS Advices representing one or more outstanding GSV Shares shall, following completion of the transactions described above under the heading “The Arrangement – Plan of Arrangement”, be entitled to receive, and the Depositary shall deliver to such Former Shareholder following the Effective Time, cash representing the cash portion of the Consideration and certificates or DRS Advices representing the Orla Share portion of the Consideration that such Former Shareholder is entitled to receive in accordance with the terms of the Arrangement.

Upon surrender to the Depositary of a certificate or DRS Advice that immediately before the Effective Time represented one or more outstanding GSV Shares that were exchanged for the Consideration in accordance with the terms of the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the GSV Shares formerly represented by such certificate or DRS Advice under the terms of such certificate or DRS Advice, the BCBCA or the articles of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, cash representing the cash portion of the Consideration and certificates or DRS Advices representing the Orla Share portion of the Consideration that such holder is entitled to receive in accordance with the terms of the Arrangement.

After the Effective Time and until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more GSV Shares following completion of the transactions described above under the heading “The Arrangement – Plan of Arrangement”, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with the terms of the Arrangement.

Shareholders who hold GSV Shares registered in the name of an Intermediary should contact the Intermediary for instructions and assistance in providing details for registration and delivery of the Consideration to which the Beneficial Shareholder is entitled.

No dividend or other distribution declared or made after the Effective Time with respect to Orla Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding GSV Shares unless and until the holder of such certificate or DRS Advice has complied with the provisions of the Arrangement as described in the foregoing paragraphs under the heading “Exchange Procedure” or under the heading “Lost Certificates or DRS Advices”. Subject to applicable Law and to applicable withholding rights, at the time of such compliance, there will, in addition to the delivery of Consideration to which such holder is entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time that such holder is entitled with respect to such Orla Shares.

DRS Advice

Where GSV Shares are evidenced only by a DRS Advices, there is no requirement to first obtain a certificate for those GSV Shares or deposit with the Depositary any GSV Share certificate evidencing GSV Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS Advices is required to be delivered to the Depositary in order to surrender those GSV Shares under the Arrangement. Orla reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Treatment of GSV Options

Each GSV Option outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred to Orla in exchange for a Replacement Option to purchase from the Purchaser such number of Orla Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of GSV Shares subject to such GSV Option immediately prior to the Effective Time, at an exercise price per Orla Share (rounded up to the nearest whole cent) equal to (M) the exercise price per GSV Share otherwise purchasable pursuant to such GSV Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser will be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, will be exercisable until the earlier of: (Y) the date that is 24 months following the Effective Date; and (Z) the original expiry date of such GSV Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and will be governed by the terms of the GSV Option Plan (or the predecessor thereto, as applicable), and any document evidencing a GSV Option will thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the GSV Option In-The-Money Amount in respect of the GSV Option, the exercise price per Orla Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the GSV Option In-The-Money Amount in respect of the GSV Option. Optionholders who intend to exercise vested GSV Options in advance of the Effective Date are encouraged to do so as soon as possible and, in any event, at least four Business Days prior to the Effective Date.

Treatment of RSUs

Each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the GSV RSU Plan, will unconditionally vest to the fullest extent (which, for greater certainty, will include the full vesting of RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and will be settled by the Company at the Effective Time in exchange for GSV Shares valued in accordance with the terms of the GSV RSU Plan less applicable withholdings pursuant to section 5.04 of the Plan of Arrangement, and such GSV Shares will be transferred at the Effective Time for the Consideration and each RSU Holder will be entered in the register of the Shareholders maintained by or on behalf of Company as the holder of such GSV Shares. No share certificates will be issued with respect to such GSV Shares, and each such RSU will be immediately cancelled and the holders of such RSUs will cease to be holders thereof and to have any rights as holders of RSUs. Such RSU Holders’ names will be removed from the register of RSUs maintained by or on behalf of the Company and all agreements relating to the RSUs will be terminated and will be of no further force and effect.

Lost Certificates or DRS Advices

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding GSV Shares that were exchanged for Consideration pursuant to the Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration payable and deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be paid and delivered shall as a condition precedent to the payment and delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing GSV Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare Investor Services Inc. by phone: toll-free in North America at 1-800-564- 6253 or international at 1-514-982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

If any Shareholder fails to deliver to the Depositary, the certificate(s) or DRS Advice(s), documents or instruments required to be delivered to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date (the “Final Proscription Date”), on the Final Proscription Date: (a) such Former Shareholder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled; and (b) any certificate representing GSV Shares formerly held by such Former Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Shareholder) which is forfeited to the Company or the Purchaser or paid or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

No Fractional Shares to be Issued

No fractional Orla Shares shall be issued to Former Shareholders. The number of Orla Shares to be issued to Former Shareholders shall be rounded down to the nearest whole Orla Share in the event that a Former Company Shareholder is entitled to a fractional share and no person will be entitled to any compensation in respect of a fractional share.

Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct or withhold or direct any other person to deduct and withhold on their behalf, from any Consideration otherwise payable, issuable or otherwise deliverable to any Securityholder under the Plan of Arrangement (including any payment to Dissenting Shareholders, Optionholders and RSU Holders) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For all purposes under the Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under the Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a person, such portion of GSV Shares, Orla Shares or other security otherwise deliverable to such person under the Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under section 5.04 of the Plan of Arrangement, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under section 5.04 of the Plan of Arrangement.

Effects of the Arrangement on Shareholders’ Rights

Shareholders receiving Orla Shares under the Arrangement will become shareholders of Orla. Orla is a corporation incorporated under the laws of the CBCA, and the Orla Shares are listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”.

See Appendix J to this Circular for a summary comparison of the rights of Shareholders and shareholders of Orla.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Board with respect to the Arrangement, Securityholders should be aware that certain directors and Senior Officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Securityholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

Securities Held by Directors and Senior Officers of the Company

The table below sets out for each director and Senior Officer of the Company the number of GSV Shares, GSV Options and RSUs beneficially owned or controlled or directed by each of them and their Associates and affiliates that will be entitled to be voted at the Meeting, as of the Record Date.

Name, Province and Country of Residence, and Position with the Company	Number of GSV Shares and % of Class(1)	Number of GSV Options and % of Class(2)	Number of RSUs and % of Class(3)
Jason Attew	1,447,105	3,224,108	636,330
British Columbia, Canada	0.40%	20.05%	14.99%
President, Chief Executive Officer and Director
Zara Boldt	89,000	786,371	382,988
London, United Kingdom	0.02%	5.00%	9.02%
Director
Ron Clayton	60,000	712,586	346,259
Nevada, U.S.A.	0.02%	4.53%	8.16%
Director
D. Bruce McLeod	233,000	704,818	431,392
British Columbia, Canada	0.06%	4.48%	10.16%
Director
Alex Morrison	253,000	813,521	410,183
Colorado, U.S.A.	0.07%	5.17%	9.66%
Director
William E. Threlkeld	166,994	611,371	382,988
Colorado, U.S.A.	0.05%	3.89%	9.02%
Director
Lisa Wade	25,000	435,800	135,965
Montana, U.S.A.	0.01%	2.77%	3.20%
Director
Cassandra Joseph	50,000	435,800	135,965
Nevada, U.S.A.	0.01%	2.77%	3.20%
Director
John Armstrong	100,000	435,800	135,965
Ontario, Canada	0.03%	2.77%	3.20%
Director
Jordan Neeser	309,526	1,307,303	368,355
British Columbia, Canada	0.09%	8.31%	8.68%
Chief Financial Officer, Corporate Secretary
Michael McDonald	634,266	1,312,054	384,832
British Columbia, Canada	0.18%	8.34%	9.06%
VP Corporate Development & Investor Relations
Mark Laffoon	92,575	1,148,129	333,237
Nevada, U.S.A.	0.03%	7.30%	7.85%
Project Director
Total	3,460,466	11,927,661	4,084,459

Notes:

(1)	Based on 358,735,368 GSV Shares issued and outstanding as at the Record Date. As a group, all current directors and Senior Officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 3,460,466 GSV Shares, representing approximately 0.96% of the issued and outstanding GSV Shares. Unless otherwise indicated, all securities are held directly.
(2)	Based on 15,724,678 GSV Options issued and outstanding as at the Record Date. As a group, all current directors and Senior Officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 11,927,661 GSV Options, representing approximately 75.85% of the issued and outstanding GSV Options. Unless otherwise indicated, all securities are held directly.
(3)	Based on 4,245,580 RSUs issued and outstanding as at the Record Date. As a group, all current directors and Senior Officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 4,084,459 RSUs, representing approximately 96.20% of the issued and outstanding RSUs. Unless otherwise indicated, all securities are held directly.
(4)	Includes 35,000 GSV Shares held through Mr. Neeser’s RRSP account.

GSV Shares

As of the Record Date, the directors and Senior Officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 3,460,466 GSV Shares that will be entitled to be voted at the Meeting, representing approximately 0.96% of the issued and outstanding GSV Shares as of the Record Date.

All of the GSV Shares owned or controlled by such directors and Senior Officers of the Company will be treated in the same manner under the Arrangement as GSV Shares held by any other Shareholder.

If the Arrangement is completed, the directors and Senior Officers of the Company will receive as a group, in exchange for such GSV Shares held at the Effective Time, an aggregate of approximately 412,833 Orla Shares and $346.05 in cash.

GSV Options

As of the Record Date, the directors and Senior Officers of the Company hold GSV Options exercisable for an aggregate of 11,927,661 GSV Shares that will be entitled to be voted at the Meeting. These GSV Options have exercise prices ranging from C$0.57 to C$2.25 per GSV Share.

If the Arrangement is completed, the directors and Senior Officers of GSV will receive as a group, in exchange for such GSV Options held on the Effective Time, an aggregate of approximately 11,927,661 Replacement Options to acquire 1,422,970 Orla Shares at exercise prices ranging from approximately C$4.78 to C$18.87 per Orla Share.

RSUs

As of the Record Date, the directors and Senior Officers of the Company hold 4,084,459 RSUs that will be entitled to be voted at the Meeting.

If the Arrangement is completed, the directors and Senior Officers of the Company will receive as a group, 4,084,459 GSV Shares upon the settlement of such RSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, which will subsequently be exchanged for an aggregate of approximately 487,276 Orla Shares and C$408.45 in cash.

Employment Agreements and Compensation Bonus

The Company is a party to employment agreements (collectively the “Employment Agreements”) with certain Senior Officers currently employed by the Company, being Jason Attew, Jordan Neeser, Michael McDonald and Mark Laffoon, which provide for termination payments in certain circumstances. With respect to Mr. Attew, Mr. Neeser and Mr. McDonald, in the event there is a “change of control” (as defined in the respective Employment Agreements) and Mr. Attew, Mr. Neeser and Mr. McDonald are terminated without cause or constructively dismissed, within certain time frames following such change of control, Mr. Attew, Mr. Neeser and Mr. McDonald are entitled to a lump sum severance payment of twenty four (24) months base salary and bonus, as well as a long-term equity-based incentive bonus.

The Arrangement will constitute a “change of control” for the purposes of the Employment Agreements. Accordingly, in the event Mr. Attew, Mr. Neeser and Mr. McDonald are terminated without cause or constructively dismissed within the prescribed time periods, they would be entitled to (i) lump sum severance cash payments aggregating approximately C$3.4 million and (ii) long-term equity-based incentive bonus aggregating C$2.0 million, which bonuses are payable immediately prior to the Effective Date in GSV Shares, which GSV Shares will be exchanged for the Consideration pursuant to the Arrangement.

With respect to Mr. Laffoon, in the event there is a change of control and Mr. Laffoon is terminated by the Company within twelve (12) months following such change of control, Mr. Laffoon would be entitled to a lump sum severance payment of twelve (12) months salary and the average of his annual bonus for the previous two years. The Arrangement will constitute a “change of control” for the purposes of Mr. Laffoon’s agreement. Accordingly, in the event Mr. Laffoon is terminated within 12 months following the Arrangement, Mr. Laffoon would be entitled to a severance payment of approximately US$350,000.

Insurance Indemnification of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual premium for policies currently maintained by the Company or its subsidiaries.

Required Securityholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Securityholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Securityholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved with the Required Securityholder Approval, which is by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively, and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions..

The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Court Approval of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

Final Order

Subject to the approval of the Arrangement Resolution by Securityholders at the Meeting, the Company intends to make an application to the Court for the Final Order approving the Arrangement. The application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia via MS Teams at 9:45 A.M. (Vancouver time) on August 11, 2022, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. A copy of the Petition and Notice of Hearing of Petition is set forth in Appendix D to this Circular.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, GSV may determine not to proceed with the Arrangement. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Orla Shares to be issued in the Arrangement to holders of GSV Shares and for the issuance of the Replacement Options to be issued in the Arrangement, each pursuant to Section 3(a)(10) of the U.S. Securities Act.

Any Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a Response to Petition by no later than 4:00 P.M. (Vancouver time) on August 9, 2022, along with any other documents required, all as set out in the Interim Order and the Petition and Notice of Hearing of Petition, the text of which are set out in Appendix C and Appendix D to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a Response to Petition will be given notice of the adjournment.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Petition and Notice of Hearing of Petition attached at Appendix D to this Circular. The Petition and Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Each of the (i) Orla Shares to be issued pursuant to the Arrangement to Shareholders in exchange for their GSV Shares and (ii) Replacement Options to be issued pursuant to the Arrangement in exchange for GSV Options have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and are being issued in reliance on the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. The issuance of the foregoing securities shall be exempt from, or not subject to, U.S. state securities, or ‘‘blue sky’’, laws. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of Orla Shares and Replacement Options are approved by the Court, the Company and Orla intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Orla Shares and Replacement Options as a basis for the exemption from registration under the U.S. Securities Act for such issuance of the Orla Shares and Replacement Options pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement and such issuance of the Orla Shares and Replacement Options, such Orla Shares and Replacement Options issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

Dissenting Shareholders’ Rights

The following is a summary of the provisions of the BCBCA relating to a Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its GSV Shares. This summary is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached as Appendix I to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix C to this Circular). The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Pursuant to the Interim Order, each Registered Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

●	are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to Orla as of the Effective Time, without any further act or formality and free and clear of all Liens, and shall be paid an amount equal to such fair value; or

●	for any reason are ultimately not entitled to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and will receive the Consideration on the same basis as every other non-dissenting Shareholder;

but in no case will GSV, Orla, the Depositary or any other person be required to recognize such persons as holding GSV Shares on or after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the register of GSV as of the Effective Time. Further, in no circumstance will GSV, Orla, the Depository or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those GSV Shares in respect of which such rights are sought to be exercised. For greater certainty, no Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their GSV Shares should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to dissent with respect to their GSV Shares. A Registered Shareholder such as an Intermediary who holds GSV Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the GSV Shares held for such Beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of GSV Shares it covers. Neither Optionholders nor RSU Holders may exercise rights of dissent.

Pursuant to Division 2 of Part 8 of the BCBCA, every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement will be entitled to be paid the fair value of the GSV Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Shareholder as at the close of business on the Record Date must dissent with respect to all GSV Shares in which the holder owns either a registered or beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to GSV, c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC, V7X 1L3 Attention: Alexandra Luchenko by 4:00 P.M. (Vancouver time) on or before August 5, 2022 (or by 4:00 P.M. (Vancouver time) on the Business Day that is two Business Days immediately preceding the Meeting if it is not held on August 9, 2022), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their GSV Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her GSV Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns GSV Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the GSV Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of GSV Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

●	if such Notice Shares constitute all of the GSV Shares of which the holder is the registered and beneficial owner and the holder owns no other GSV Shares beneficially, a statement to that effect;

●	if such Notice Shares constitute all of the GSV Shares of which the holder is both the registered and beneficial owner, but the holder owns additional GSV Shares beneficially, a statement to that effect and the names of the registered holders of GSV Shares, the number of GSV Shares held by each such holder and a statement that written notices of dissent are being or have been sent with respect to such other GSV Shares; or

●	if the Dissent Rights are being exercised by a holder of GSV Shares on behalf of a beneficial owner of GSV Shares who is not the dissenting shareholder, a statement to that effect and the name and address of the beneficial holder of the GSV Shares and a statement that the registered holder is dissenting with respect to all GSV Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Orla’s obligation to complete the Arrangement that persons holding no more than 5% of the issued and outstanding GSV Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise). Each of the Locked-up Shareholders has agreed to waive his or her Dissent Rights as a holder of GSV Shares.

If the Arrangement Resolution is approved by the Required Securityholder Approval and if GSV notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after GSV gives such notice, to send to GSV the certificates (if any) representing the Notice Shares and a written statement that requires GSV to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and Orla is bound to purchase, those GSV Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order.

The Dissenting Shareholder and GSV may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on GSV or Orla to make an application to the Court. After a determination of the payout value of the Notice Shares, Orla must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its GSV Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will GSV, Orla, the Depositary or any other person be required to recognize a person as a Dissenting Shareholder unless such person is the holder of the GSV Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time of the Arrangement; (i) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (ii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the effective time of the Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with GSV’s written consent. If any of these events occur, GSV must return the share certificates representing the GSV Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, GSV will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to GSV, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial holders of GSV Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such GSV Shares is entitled to dissent. Neither Optionholders nor RSU Holders are entitled to exercise dissent rights.

GSV suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences Of The Arrangement”.

MI 61-101

The Company is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to formal valuation and minority approval requirements. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of the Company who receive a “collateral benefit” in connection with the Arrangement.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of the Company (which includes the directors and Senior Officers of the Company) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the Company. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of the Company is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of the Company or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding GSV Shares (the “De Minimis Exclusion”), or (B) (x) the related party discloses to an independent committee of the Company the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the GSV Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular (the “Independent Committee Exclusion”).

For a description of the “benefits” that the Senior Officers may be entitled to receive in connection with the Arrangement, see “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular. These “benefits” include the benefit received as a result of the exchange of GSV Options, the accelerated vesting of the RSUs and cash and equity severance payments (which include payments for base salary, short-term incentives and health benefits, as well as the long-term equity based incentive bonus). Such benefits would constitute “collateral benefits” if not otherwise excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion or the Independent Committee Exclusion.

Following disclosure by each of the directors and Senior Officers of the number of securities of GSV held by them and the total consideration that they expect to receive pursuant to the Arrangement, no Senior Officer of GSV who is receiving a benefit in connection with the Arrangement will beneficially own or exercise control or direction over more than 1% (calculated in accordance with the provisions of MI 61-101) of the GSV Shares except for Mr. Jason Attew. As such, any benefit received by any director or Senior Officer, except for Mr. Attew, is excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion.

Mr. Jason Attew, the President, Chief Executive Officer and a Director of the Company, beneficially owns or exercises control or direction over more than 1% of the GSV Shares (calculated in accordance with the provisions of MI 61- 101) and will receive a benefit as a result of the exchange of GSV Options, the accelerated vesting of RSUs and the cash and equity severance payments. Accordingly, the benefits that Mr. Attew will receive as a result of the completion of the Arrangement constitute “collateral benefits” if it is not otherwise excluded from the definition of “collateral benefit” as a result of the Independent Committee Exclusion. The Company has determined it may not rely on the Independent Committee Exclusion with respect to the benefit that will be received by Mr. Attew, as no independent committee (as defined in MI 61-101) was formed to consider the value of such benefits. As such, the benefit received by Mr. Attew is a “collateral benefit” for the purposes of MI 61-101 and a simple majority of the votes cast on the Arrangement Resolution by Shareholders, excluding the votes for GSV Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 is required. In this regard, any GSV Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Attew must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Attew holds, or exercised control or direction over, directly or indirectly, 1,447,105 GSV Shares. As a result, a total of 1,447,105 GSV Shares (representing 0.40% of the issued and outstanding GSV Shares) will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

Formal and Prior Valuations

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of the Company is, as a consequence of the Arrangement, directly or indirectly, acquiring the Company or its business or combining with the Purchaser, and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation. Furthermore, neither the Company nor any director or Senior Officer of the Company, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of the Company that has been made in the 24 months before the date of this Circular.

Prior Offers

The Company has not received any bona fide offers (as contemplated in MI 61-101) during the 24 months preceding the entry into of the Arrangement Agreement.

Stock Exchange Delisting and Reporting Issuer Status

The GSV Shares will be delisted from the TSX and NYSE American as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

Regulatory Approvals

Stock Exchange Approvals

The Orla Shares are listed and posted for trading on the TSX and the NYSE American.

It is a condition of the Arrangement that the TSX shall have conditionally approved for listing and the NYSE American has approved for listing the Orla Shares to be issued or made issuable in connection with the Arrangement.

On July 5, 2022, the TSX conditionally approved the listing of the Orla Shares to be issued under the Arrangement (including for payment of the long-term equity based incentive bonus) and issuable on the exercise of the Replacement Options after completion of the Arrangement, subject to filing certain documents following the closing of the Arrangement.

It is also a condition to the completion of the Arrangement that the TSX approve the transactions contemplated thereby. In a letter dated July 5, 2022, the TSX conditionally approved the Arrangement and the delisting of the GSV Shares following the closing of the Arrangement, subject to the delivery of certain closing documentation.

Regulatory Matters and Securities Law Matters

Regulatory Approvals in respect of the Arrangement include, but are not limited to, (i) in relation to GSV, the approval of the TSX in respect of the Arrangement and the Required Securityholder Approval and (ii) in relation to Orla, the approval of the TSX and NYSE American for the issuance and listing of the Orla Shares to be issued pursuant to the Arrangement and the Orla Shares issuable on the exercise of the Replacement Options. Other than the Regulatory Approvals, GSV is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, GSV currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Required Securityholder Approval at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to be on or about August 12, 2022.

Canadian Securities Law Matters

Each Shareholder is urged to consult with their professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Orla Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws

GSV is a reporting issuer in all provinces and territories of Canada. The GSV Shares currently trade on the TSX and the NYSE American. After the Arrangement, GSV will be a wholly-owned subsidiary of Orla, the GSV Shares will be delisted from the TSX and the NYSE American (delisting is anticipated to be effective one or two Business Days following the Effective Date) and Orla expects to apply to the applicable Canadian securities regulators to have GSV cease to be a reporting issuer.

Distribution and Resale of Orla Shares under Canadian Securities Laws

The distribution of the Orla Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The Orla Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – “Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Orla Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Orla, the selling security holder has no reasonable grounds to believe that Orla is in default of Canadian Securities Laws.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Orla Shares to be received in exchange for their GSV Shares pursuant to the Arrangement, or Orla Shares to be received upon exercise of the Replacement Options, complies with applicable U.S. Securities Laws.

The following discussion does not address the Canadian Securities Laws that will apply to the issue and resale of Orla Shares within Canada by Securityholders in the United States. Securityholders in the United States reselling their Orla Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Each of GSV and Orla is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act.

Exemption from the Registration Requirements of the U.S. Securities Act

The Orla Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Orla Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement.

Resales of Orla Shares After the Effective Date

The Orla Shares to be received by Shareholders in exchange for their GSV Shares pursuant to the Arrangement (which, for avoidance of doubt, does not include Orla Shares issuable upon exercise of the Replacement Options), will be freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Orla after the Effective Date, or were “affiliates” of Orla within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Orla Shares by such an Orla “affiliate” or person who has been an Orla “affiliate” within 90 days prior to the Effective Date, will be subject to certain restrictions on resale imposed by the U.S. Securities Act, and may not be resold in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided under Rule 144 or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, persons who are “affiliates” (as defined in Rule 144) of Orla after the Effective Date, or were “affiliates” of Orla within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Orla Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Orla.

Resales by Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S, if at the Effective Date, Orla is a “foreign private issuer” (as defined in Rule 3b- 4 under the U.S. Exchange Act), persons who are “affiliates” (as defined in Rule 144) of Orla after the Effective Date, or were “affiliates” of Orla within 90 days prior to the Effective Date, solely by virtue of their status as an executive officer or director of Orla, may sell their Orla Shares outside the United States in an “offshore transaction” if none of the seller, an “affiliate” (as defined in Rule 144) of the seller or any person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S, an offer or sale of securities is made in an “offshore transaction” if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions set forth in Rule 903 of Regulation S are applicable to sales outside the United States by holders of Orla Shares who are “affiliates” of Orla after the Effective Date, or were “affiliates” of Orla within 90 days prior to the Effective Date, other than by virtue of their status as an officer or director of Orla.

Exercise of Replacement Options

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Replacement Options. As a result, the Orla Shares issuable upon exercise of the Replacement Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. Prior to the issuance of any Orla Shares pursuant to any such exercise of Replacement Options after the Effective Time, if any, Orla may require evidence (which may include an opinion of counsel of recognized standing) reasonably satisfactory to Orla to the effect that the issuance of such Orla Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Orla Shares received upon exercise of the Replacement Options after the Effective Time, if any, by holders in the United States will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations as noted above, any Orla Shares issuable upon the exercise of Replacement Options may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an “offshore transaction” (as such term is defined in Regulation S).

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by the Company under its SEDAR profile at www.sedar.com and to the Plan of Arrangement, which is attached hereto as Appendix B. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

Conditions to Closing

The completion of the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before the Effective Time, of a number of conditions including, among other things:

(i)	the Arrangement Resolution will have been approved by the Securityholders at the Meeting in accordance with the Interim Order and applicable Laws;

(ii)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(iii)	the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the approval of the NYSE American, will have been obtained, including in respect of the listing and posting for trading of the Consideration Shares;

(iv)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(v)	the Consideration Shares and Replacement Options to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, as further described in the Arrangement Agreement; and

(vi)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Completion of the Arrangement Agreement is subject to a number of additional conditions precedent, of which the following are for the exclusive benefit of the Purchaser and may be waived by the Purchaser. The conditions include, among other things:

(i)	the Company shall have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(ii)	the representations and warranties of the Company being true and correct as of the Effective Date, as provided for in the Arrangement Agreement;

(iii)	the Shareholders not having exercised Dissent Rights and not having instituted proceedings to exercise Dissent Rights, in connection with the Arrangement, representing more than 5% of the GSV Shares then outstanding;

(iv)	a Material Adverse Effect has not occurred or have been disclosed to the public (if previously undisclosed to the public) since the date of the Arrangement Agreement;

(v)	the Purchaser having received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that certain conditions precedent have been satisfied or waived;

(vi)	all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Material Contract which the Purchaser has determined are necessary in connection with the completion of the Arrangement having been obtained on terms which are satisfactory to the Purchaser, acting reasonably; and

(vii)	there being no pending or threatened in writing any Proceeding by any Governmental Authority or any other persons that is reasonably likely to result in a: (i) prohibition or restriction on the acquisition by the Purchaser of any GSV Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (ii) prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; and (iii) imposition of limitations on the ability of the Purchaser to acquire or hold any GSV Shares, including the right to vote such GSV Shares.

Completion of the Arrangement Agreement is also subject to number of additional conditions precedent, of which the following are for the exclusive benefit of the Company and may be waived by the Company. The conditions include, among other things:

(i)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(ii)	the representations and warranties of the Purchaser being true and correct as of the Effective Date, as provided for in the Arrangement Agreement;

(iii)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), an Orla Material Adverse Effect;

(iv)	the Company having received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions precedent have been satisfied or waived; and

(v)	the Purchaser having paid the Consideration in accordance with the Arrangement Agreement and the Depositary having confirmed receipt of the Consideration.

Mutual Covenants

Each of the Parties has given usual and customary mutual covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, covenants to:

(i)	use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement;

(ii)	use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(iii)	promptly notify the other Party of: (a) any communication relating to a person alleging consent is required in connection with the Arrangement; (b) any communication from or with any Governmental Authority in connection with the Arrangement; (c) any litigation threatened or commenced that is related to the Arrangement; and

(iv)	will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

Covenants of the Company

The Company has given, in favour of the Purchaser, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, covenants to, except (i) with the Purchaser’s consent in writing, (ii) as expressly permitted or specifically contemplated by the Arrangement Agreement, (iii) as set out in the Company Disclosure Letter, or (iv) as is otherwise required by applicable Law or any Governmental Authority:

(i)	conduct its business within the ordinary course, in accordance with applicable Laws and use commercially reasonable efforts to preserve its business (including its subsidiaries);

(ii)	fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide input with respect to any activities relating to the operation of the Company Properties;

(iii)	not, without limiting the generality of paragraph (i) above, directly or indirectly:

(a)	alter or amend the articles, notice of articles, by-laws or other constating documents of the Company or its subsidiaries;

(b)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or its subsidiaries (other than dividends, distributions, payments or return of capital made to the Company by its subsidiaries);

(c)	split, divide, consolidate, combine or reclassify the GSV Shares or any other securities of the Company or its subsidiaries;

(d)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any GSV Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any GSV Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, GSV Options, RSUs or any other equity based awards), other than the exercise or settlement (as applicable) of GSV Options and RSUs that are outstanding as of the date of the Arrangement Agreement in accordance with their terms;

(e)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding GSV Shares or other securities or securities convertible into or exchangeable or exercisable for GSV Shares or any such other securities or any shares or other securities of its subsidiaries;

(f)	amend the terms of any securities of the Company or its subsidiaries;

(g)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(h)	reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(i)	reduce the stated capital of the shares of the Company or its subsidiaries;

(j)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(k)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(l)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(iv)	immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in applicable Securities Laws) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of the Arrangement Agreement by the Company, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate;

(v)	not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with the Arrangement Agreement:

(a)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries, including without limitation with respect to the Company Properties;

(b)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(c)	incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures, in excess of US$250,000 in the aggregate or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Material Contract in existence on the date of the Arrangement Agreement;

(d)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(e)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(f)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction; or

(g)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(vi)	not, and not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(a)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(b)	except in connection with matters otherwise permitted under the Arrangement Agreement, enter into any contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release, or assign any material rights or claims thereto or thereunder;

(c)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(d)	enter into any contract containing any provision restricting or triggered by the transactions contemplated herein;

(vii)	not, nor any of its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(a)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(b)	grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Company Disclosure Letter;

(c)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(d)	enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(e)	enter into or modify any employment or consulting agreement with any employee or consultant that provides for base salary, fees, bonus, severance or any other incentive in excess of US$100,000 in aggregate;

(f)	terminate the employment or consulting arrangement of any senior management (including the Company Senior Management);

(g)	increase any benefits payable under its current severance or termination pay policies;

(h)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(i)	make any material determination under any Employee Plan that is not in the ordinary course of business;

(j)	amend the GSV Option Plan or the GSV RSU Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries;

(k)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the GSV Option Plan or the GSV RSU Plan; or

(l)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(viii)	not, nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(ix)	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re- insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by the Arrangement Agreement, the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(x)	use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including the Company Senior Management);

(xi)	not, nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(xii)	will, and its subsidiaries will (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such tax returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; and (iii) keep the Purchaser reasonably informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Company and its subsidiaries);

(xiii)	not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law; (ii) not amend any tax return or change any of its methods of reporting income, deductions for Tax purposes from those employed in the preparation of its tax returns for the taxation year ended December 31, 2020, except as may be required by applicable law; (iii) not make, change or revoke any material election relating to Taxes; (iv) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements); (v) enter into any tax sharing, tax allocation or tax indemnification agreement, (vi) make a request for a tax ruling to any Governmental Authority; or (vii) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(xiv)	not directly or indirectly take any action or enter into any transaction, other than a Pre-Acquisition Reorganization or a transaction taken in the ordinary course of business, that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by the Company directly or indirectly as of the date of the Arrangement Agreement or acquired by such entities subsequent to the date of the Arrangement Agreement in accordance with the terms thereof, without first consulting with the Purchaser, and the Company will use commercially reasonable efforts to address reasonable concerns of the Purchaser prior to taking or allowing a subsidiary to take such action or transaction;

(xv)	not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(xvi)	not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of the Arrangement Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(xvii)	not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(xviii)	as is applicable, not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

In addition, the Arrangement Agreement provides that the Company will, in relation to the Arrangement, use commercially reasonable efforts to, among other things:

(i)	subject to the Purchaser’s review, publicly announce the execution of the Arrangement Agreement, the support of the Board for the Arrangement (including the voting intentions of each Locked-up Shareholder) and the recommendation of the Board;

(ii)	obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement;

(iii)	cooperate with the Purchaser in connection with, and using its commercially reasonable efforts to assist the Purchaser in obtaining any necessary waivers, consents and approvals;

(iv)	carry out all actions necessary to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act; and

(v)	upon reasonable consultation with the Purchaser, oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting the Arrangement Agreement or the completion of the Arrangement.

In the event the Purchaser concludes it is necessary or desirable to proceed with an Alternative Transaction, the Company agrees to support the completion of the Alternative Transaction in the same manner as the Arrangement and will otherwise fulfill its covenants contained in the Arrangement Agreement in respect of such Alternative Transaction.

Covenants of the Purchaser

The Purchaser has given, in favour of the Company, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, covenants to:

(i)	subject to the Company’s review, publicly announce the execution of the Arrangement Agreement;

(ii)	cooperate with the Company and use its commercially reasonable efforts to assist the Company to obtain all necessary waivers, consents and approvals required to be obtained by the Company;

(iii)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(iv)	use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and exemptions under U.S. state securities laws

(v)	upon reasonable consultation with the Company, use commercially reasonable efforts to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(vi)	carry out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transaction contemplated in the Arrangement Agreement and Plan of Arrangement;

(vii)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX, and approval for listing on NYSE American, in each case of the Orla Shares issued as Consideration and the Orla Shares issuable upon exercise of the Replacement Options; and

(viii)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Orla Shares to meet the obligations of Purchaser under the Plan of Arrangement.

Non-Solicitation and Right to Match

GSV has agreed not to, directly or indirectly, including through its subsidiaries or its representatives:

(i)	make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement or take any other action that facilitates any inquiry or proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(ii)	participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal;

(iii)	make or propose publicly to make a Change of Recommendation;

(iv)	agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(v)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval or recommendation of the Board of the transactions contemplated hereby.

GSV has agreed to, and to cause its subsidiaries and representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than Orla, its subsidiaries and their respective representatives) conducted prior to the date of the Arrangement Agreement of GSV or any of its representatives or its subsidiaries and their representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal.

GSV agreed to immediately discontinue access to and disclosure of any and all information, including its confidential information, and access to any data room, virtual or otherwise, to any person (other than access by Orla and its representatives), and within two Business Days after the date of the Arrangement Agreement, request and use its commercially reasonable efforts to ensure the return or destruction of all confidential information regarding GSV or its subsidiaries previously provided in connection therewith to any person (other than Orla and its representatives). In addition, GSV must enforce all confidentiality, standstill, non-disclosure or similar agreement, restrictions of covenants to which it or its subsidiaries is party.

If at any time prior to GSV obtaining the Required Securityholder Approval GSV receives a bona fide written Acquisition Proposal from any person that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms, reasonably be expected to constitute a Superior Proposal, then GSV and its representatives may (i) furnish or provide access to or disclosure of information to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (y) GSV provides a copy of such agreement to Orla promptly upon its execution, and (z) GSV contemporaneously provides to Orla any non-public information concerning GSV that is provided to such person which was not previously provided to Orla or its representatives, and (ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal.

GSV must promptly (and, in any event, within 24 hours) notify Orla of any Acquisition Proposal or any inquiry received by GSV that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by GSV for non-public information relating to GSV, or access to the properties, books or records of GSV by any person that informs GSV that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request. GSV has covenanted to keep Orla promptly and fully informed of the status, developments and details of any such inquiry, request or Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

If at any time prior to the Meeting, GSV receives a bona fide Acquisition Proposal that the Board has determined is a Superior Proposal, the Board may (a) make a Change of Recommendation, or (b) enter into any Acquisition Agreement with respect to such Superior Proposal, but only if

(i)	GSV has complied with and continues to be in compliance in all material respects with the non-solicitation and right to match provisions of the Arrangement Agreement;

(ii)	GSV has given written notice to Orla that it has received such Superior Proposal and that the Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Board intends to make a Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Board regarding the value or range of values in financial terms that the Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(iii)	a period of five Business Days (such period being the “Superior Proposal Notice Period”) will have elapsed from the later of (i) the date Orla received written notice from GSV of the Superior Proposal and, if applicable, the notice from the Board with respect to any non-cash consideration; and (ii) the date on which Orla received the summary of material terms and copies of agreements and supporting materials relating to the Superior Proposal;

(iv)	if Orla has proposed to amend the terms of the Arrangement Agreement, the Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Orla;

(v)	in the event GSV intends to enter into an Acquisition Agreement, GSV concurrently terminates the Arrangement Agreement; and

(vi)	GSV has previously, or concurrently will have, paid to Orla the Termination Fee and any amount outstanding under the Interim Facility.

During a Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, in its sole discretion, Orla has the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its advisors, whether the proposed amendments would, upon acceptance, results in such Acquisition Proposal ceasing to be a Superior Proposal. GSV has agreed that, subject to its disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s representatives, without Orla’s prior written consent. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Orla, the Parties will amend the terms of the Arrangement Agreement and the Arrangement to reflect such offer made by Orla.

If the Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Orla’s offer to amend the Arrangement Agreement and the Arrangement, GSV may (i) make a Change of Recommendation and/or (ii) enter into an Acquisition Agreement with respect to such Superior Proposal.

The Board must reaffirm the Board Recommendation by news release promptly after (i) the Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Board makes the determination that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of the Arrangement Agreement and the Arrangement. Such news release shall state that the Board has determined that such Acquisition Proposal is not a Superior Proposal.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written consent of the Parties. The Arrangement Agreement can also be terminated by mutual written agreement or by either Party (i) if the Arrangement has not been completed on or before the Outside Date (except that this termination right to will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, the failure of the Arrangement being completed by the Outside Date), (ii) if the Arrangement is made illegal or prohibited by law, or (iii) if the Securityholders do not approve the Arrangement (except that this termination right will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Securityholders).

The Company can terminate the Arrangement Agreement in a number of situations, including if (i) at any time prior to the approval of the Arrangement Resolution, the Board authorizes the Company to enter into a binding written agreement relating to a Superior Proposal (provided that the Termination Fee is paid concurrently with the termination); (ii) the Purchaser is in breach of any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement which would cause any of the conditions precedent not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement, provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent not to be satisfied; or (iii) an Orla Material Adverse Effect has occurred after the date of the Arrangement Agreement.

The Purchaser can terminate the Arrangement Agreement in a number of situations, including if (i) there is a Change of Recommendation by the Company; (ii) the Company is in breach of any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement which would cause any of the conditions precedent not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement, provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent not to be satisfied; (iii) the Company is in breach of the Company’s non-solicitation covenants in any material respect; or (iv) a Material Adverse Effect has occurred after the date of the Arrangement Agreement.

The Arrangement Agreement contains a Termination Fee equal to C$7,300,000 payable by the Company to the Purchaser. The Termination Fee is payable if, among other things, (i) the Company or Purchaser terminates the Arrangement Agreement due to the failure at the Meeting to pass the Arrangement Resolution or (ii) the Purchaser terminates the Arrangement Agreement due to the Company’s breach of representations, warranties and covenants in the Arrangement Agreement but only in the event of a termination due to a wilful or intentional breach or fraud by the Company, and both: (x) prior to such termination, an Acquisition Proposal shall have been made public or proposed publicly to the Company or the Shareholders after the date of the Arrangement Agreement and prior to the Meeting; and (y) the Company shall have either (1) completed any Acquisition Proposal within 6 months after the Arrangement Agreement is terminated or (2) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Board shall have recommended any Acquisition Proposal, in each case, within 6 months after the Arrangement Agreement is terminated, and such Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 6-month period), provided, however, that for the purposes of this section, all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”; (ii) the Purchaser terminates the Arrangement Agreement due to a Change of Recommendation; (iii) the Purchaser terminates the Arrangement Agreement pursuant to a breach of the Company Non-Solicitation Covenants in any material respect; (iv) the Company or Purchaser terminates the Arrangement Agreement due to the failure to obtain the Required Securityholder Approval, if at the time of such termination, the Purchaser was entitled to terminate the Arrangement Agreement pursuant to a Change of Recommendation; or (v) the Company terminates the Arrangement Agreement pursuant to a Superior Proposal.

Amendments

Subject to the terms of the Interim Order, the Plan of Arrangement and applicable laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Shareholders, and any such amendment may, without limitation (i) change the time for performance of any of the obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation, term or provision contained in the Arrangement Agreement or in any document delivered pursuant thereto; and (iii) waive or modify performance of any of the obligations of the Parties, or waive compliance with or modify any of the conditions precedent in the Arrangement Agreement, provided, however, that no such amendment may materially affect the Consideration to be received by Shareholders under the Arrangement without their approval.

Indemnification and Insurance

GSV has agreed to purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, and Orla has agreed to, or to cause GSV and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the costs of such policies will not exceed 300% of the current annual premium for policies currently maintained by GSV or its subsidiaries.

Representations and Warranties

The representations and warranties of the Company relate to, among other things, organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals; no violation of applicable Law, constating documents or certain agreements; capitalization; absence of shareholder and similar agreements; reporting issuer status and Securities Laws matters; U.S. Securities Laws and other matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; permits; litigation; insolvency; operational matters; interest in properties; expropriation; cultural heritage; technical matters; indigenous claims; non- governmental organizations and community groups; Taxes; contracts; employment matters; health and safety matters; acceleration of benefits; pension and employee benefits; employee matters; employment withholdings; intellectual property; environmental matters; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; the Fairness Opinions; approval of the Special Committee and the Board; ownership of Orla Shares or other securities; collateral benefits; restrictions on business activities; indemnification agreements; employment, severance and change of control agreements; and full disclosure.

The Arrangement Agreement also contains certain representations and warranties made solely by Orla with respect to organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals; no violation of applicable Law or constating documents; capitalization; the Consideration Shares; absence of shareholder and similar agreements; reporting issuer status and Securities Laws matters; U.S. Securities Laws matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; no Orla Material Adverse Effect; compliance with laws; sanctions; litigation; insolvency; approval of the board and special committee; ownership of GSV Shares or other securities of GSV; arrangements with securityholders; certain Securities Laws matters; Orla not being a “non-Canadian” within the meaning of the Investment Canada Act (Canada); property claims, and full disclosure.

Employment Matters

GSV has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to cause, and to cause its subsidiaries to cause, all directors and officers of the Company and its subsidiaries whose employment is not being continued by the Purchaser to provide resignations and releases of all claims against the Company or at the written request of the Purchaser shall terminate such officers effective as at the Effective Time.

Orla has agreed that it will cause GSV, its subsidiaries and any successor to GSV (including any surviving corporation) to honour and comply with the terms of all of the severance payment obligations of GSV or its subsidiaries under their existing employment, consulting, change of control and severance agreements.

GSV has agreed that it will be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act for any amounts paid for the payments contemplated under this section.

RISK FACTORS

In evaluating the Arrangement, Securityholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by GSV, may also adversely affect the trading price of the GSV Shares, the Orla Shares and/or the businesses of GSV and Orla following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Securityholders should also carefully consider the risk factors associated with the businesses of GSV and Orla under the headings “Information Concerning the Combined Company” and “Information Concerning the Purchaser” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risks Associated with the Arrangement

The Orla Shares issued in connection with the Arrangement may have a market value different than expected

Each Shareholder will receive Orla Shares as part of the Consideration. Because the number of Orla Shares received as part of Consideration will not be adjusted to reflect any changes in the market value of Orla Shares, the market values of the Orla Shares and the GSV Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Orla Shares declines, the value of the Consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Orla, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither GSV nor Orla has control.

The market price of the GSV Shares and Orla Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of GSV Shares may be materially adversely affected and decline to the extent that the current market price of the GSV Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for terminating the Arrangement Agreement, GSV’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Termination Fee, as applicable in connection to the Arrangement.

The Company may not recognize certain anticipated benefits of the Arrangement

The Company and Orla are proposing to complete the Arrangement to realize certain benefits that are expected to result from combining the business of the Company with Orla’s, including, among other things, a stronger financial position for the purpose of raising financing to enhance the business. The Combined Company will require additional capital to develop the Railroad-Pinion Project or complete further exploration programs around the project. The Feasibility Study projects an initial capital cost of US$190 million to develop the South Railroad portion of the Railroad- Pinion Project and a total sustaining capital cost of US$197 million, for a total project capital cost of US$387 million. Failure to obtain such additional capital could result in the delay or indefinite postponement of the development of the South Railroad portion of the Railroad-Pinion Project.

The Combined Company’s ability to arrange additional capital in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Combined Company will be successful in its efforts to arrange additional capital on terms satisfactory to it or at all. If the Combined Company raises additional capital through the issuance of Common Shares from its treasury, control of the Combined Company may change and existing shareholders of the Combined Company may suffer additional dilution.

There are risks related to the integration of the Company’s and Orla’s existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under “The Arrangement— Reasons for the Arrangement”, above, will depend, in part, on the Combined Company’s ability to realize the anticipated growth opportunities and synergies from integrating GSV’s and Orla’s businesses following completion of the Arrangement as well as on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

The completion of the Arrangement is uncertain and GSV will incur costs and may have to pay the Termination Fee even if the Arrangement is not completed

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of GSV’s resources to the completion thereof could have a negative impact on GSV’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of GSV.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by GSV and Orla even if the Arrangement is not completed. GSV and Orla are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, GSV may be required to pay Orla the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

GSV is restricted from taking certain actions while the Arrangement is pending

GSV is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, GSV is restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts GSV from taking specified actions until the Arrangement is completed without the consent of Orla. These restrictions may prevent GSV from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire GSV

Under the Arrangement Agreement, GSV would be required to pay a Termination Fee of C$7,300,000 if the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire GSV Shares or otherwise making an Acquisition Proposal to GSV, even if those parties would otherwise be willing to offer greater value to Securityholders than that offered by Orla under the Arrangement.

The Arrangement may divert the attention of GSV’s Management

The Arrangement could cause the attention of the GSV’s management to be diverted from the day-to-day operations of GSV. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of GSV.

The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of GSV’ or Orla’s control, including receipt of the Final Order, receipt of the Required Securityholder Approval, approval by the TSX and the NYSE American, including in respect of the listing of the Consideration Shares.

In addition, the completion of the Arrangement is conditional on, among other things, no Material Adverse Effect or Orla Material Adverse Effect having occurred, or having been disclosed to the public (if previous undisclosed to public) in respect of the other Party.

There can be no certainty, nor can GSV or Orla provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of the satisfaction and waiver of such conditions precedent and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of GSV Shares may be adversely affected.

The Arrangement Agreement may be terminated in certain circumstances

Each of Orla and GSV has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can GSV provide any assurance, that the Arrangement will not be terminated by Orla or GSV prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Orla may terminate the Arrangement Agreement. The Arrangement Agreement also contemplates the Termination Fee payable by GSV if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of GSV.

If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

Directors and officers of GSV have interests in the Arrangement that may be different from those of Securityholders generally

In considering the recommendation of the Board with respect to the Arrangement, Securityholders should be aware that certain members of GSV’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of GSV, may have a material adverse effect on GSV’s business operations, financial condition, financial results and share price.

Orla and GSV may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Orla and GSV may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Orla or GSV seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Risks relating to GSV

If the Arrangement is not completed, GSV will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the GSV AIF and other documents incorporated by reference herein.

INFORMATION CONCERNING GSV

The Company was incorporated on February 6, 2004 under the BCBCA under the name “TCH Minerals Inc.”. The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The Company is a British Columbia company focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and derisking of such properties. None of the Company’s properties are currently in production. The Company’s flagship property is the South Railroad Project located along the Piñon mountain range approximately 24 kilometers south- southeast of Carlin, NV, in the Railroad mining district.

The GSV Shares are listed for trading on the TSX and the NYSE American under the symbol “GSV”. Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Orla and the GSV Shares will be delisted from the TSX and NYSE American.

The registered and head office of the Company is located at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4, telephone: (604) 669 - 5702.

Documents Incorporated by Reference

Information regarding the Company has been incorporated by reference in the Circular from documents filed by the Company with securities commissions or similar authorities in Canada. Copies of the documents incorporated in the Circular by reference regarding the Company may be obtained on request without charge from Jordan Neeser, Chief Financial Officer and Corporate Secretary of the Company, at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, telephone (604) 687-2766, and are also available electronically under the Company’s profile at www.sedar.com.

The following documents, filed with the securities regulatory authorities in Canada, are specifically incorporated by reference into, and form a part, of the Circular:

(a)	the annual information form of the Company dated March 25, 2022 for the year ended December 31, 2021 (the “GSV AIF”);

(b)	the unaudited condensed interim financial statements of the Company for the three months ended March 31, 2022, together with the notes thereto;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2022;

(d)	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021, together with the notes thereto and the independent auditor’s report thereon;

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2021; and

(f)	the management information circular of the Company dated April 27, 2022 in connection with the annual general meeting of Shareholders held on June 8, 2022.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with any securities regulatory authorities in Canada subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained in this Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained in or otherwise accessed through the Company’ website (https://goldstandardv.com/), or any other website, does not form part of the Circular. All such references to the Company’ website are inactive textual references only.

Price Range and Trading Volume

The GSV Shares currently trade on the TSX in Canada and NYSE American in the United States under the symbol “GSV”.

The following tables shows the high and low trading prices and monthly trading volume of the GSV Shares on the TSX and the NYSE American, respectively, for the six-month period preceding the date of this Circular.

TSX
	Month	High (C$)	Low (C$)	Volume
	January 2022	0.61	0.49	2,067,068
	February 2022	0.53	0.475	3,474,183
	March 2022	0.66	0.52	4,461,313
	April 2022	0.63	0.50	1,259,786
	May 2022	0.53	0.42	1,674,494
	June 2022	0.57	0.40	5,508,668
	July 1 - 5, 2022	0.42	0.395	92,459
NYSE American
	Month	High (US$)	Low (US$)	Volume
	January 2022	0.485	0.382	1,282,952
	February 2022	0.43	0.372	1,368,770
	March 2022	0.52	0.3982	2,476,866
	April 2022	0.5021	0.3911	1,010,438
	May 2022	0.41	0.315	969,288
	June 2022	0.4404	0.308	1,946,316
	July 1 - 5, 2022	0.33	0.3006	24,527

The closing price of GSV Shares on the TSX and the NYSE American on June 10, 2022, the last trading day prior to the announcement of the Arrangement, was C$0.485 and US$0.39, respectively. The closing price of GSV Shares on the TSX and the NYSE American on July 5, 2022, the last trading day prior to the date of the Circular, was C$0.40 and US$0.3071, respectively

Previous Purchases and Sales

The following GSV Shares or other securities of the Company have been issued by the Company during the 12- month period preceding the date of this Circular:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
January 2021	Stock Options	0.927	1,450,000
January 2021	Restricted Share Units	0.99(1)	585,437
January 2021	Stock Options	0.84	3,477,655
January 2021	Restricted Share Units	0.83(1)	1,930,439
January 2021	Stock Options	0.886	542,430
March 2021	Stock Options	0.797	550,000
March 2021	Restricted Share Units	0.70(1)	100,000
March 2021	Stock Options	0.78	10,000
May 2021	Stock Options	0.74	80,000
June 2021	Stock Options	0.73	900,000
January 2022	Restricted Share Units	0.57(1)	2,518,435
January 2022	Stock Options	0.57	4,833,410

Notes:

(1)	Represents the deemed value of the restricted share units or the deferred share units on the date of award by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

Previous Distribution

For the five years preceding the date of this Circular, GSV has completed the following distributions of GSV Shares:

Date	Description	Number Issued	Issue/Exercise Price (C$)	Proceeds (C$)
During the six- months ended June 30, 2022	Settlement of RSUs	765,116	Weighted average issuance price of C$1.04 per GSV Share	795,721
During the year ended December 31, 2021	Issuance of GSV Shares pursuant to a prospectus supplement	39,215,000	0.88	34,509,200
	Settlement of RSUs	748,911	Weighted average issuance price of C$1.33 per GSV Share	996,052
During the year ended December 31, 2020	Exercise of GSV Options	2,325,000	Weighted average exercise price of C$0.74 per GSV Share	1,715,250
	Settlement of RSUs	436,785	Weighted average issuance price of C$1.26 per GSV Share	550,349
	Issuance of GSV Shares pursuant to an at-the-market equity distribution	30,097,478	Weighted average issuance price of C$1.02 per GSV Share	30,549,337
	Issuance of GSV Shares pursuant to non-brokered private placements	7,619,191	1.02	7,804,150
During the year ended December 31, 2019	Exercise of GSV Options	355,000	Weighted average exercise price of C$0.76 per GSV Share	269,350
	Settlement of RSUs	113,208	Weighted average issuance price of C$1.66 per GSV Share	187,925
	Issuance of GSV Shares pursuant to a prospectus	17,250,000	1.22	21,045,000
During the year ended December 31, 2018	Exercise of GSV Options	2,415,666	Weighted average exercise price of C$0.87 per GSV Share	2,113,632
	Issuance of GSV Shares pursuant to a prospectus	18,626,440	2.05	38,184,202
	Issuance of GSV Shares pursuant to non-brokered private placements	5,230,901	2.05	10,723,347
During the year ended December 31, 2017	Exercise of GSV Options	2,448,916	Weighted average exercise price of C$0.92 per GSV Share	2,245,788
	Exercise of Warrants	218,700	1.15	251,505
	Issuance of GSV Shares in connection with the acquisition of Battle Mountain Gold Inc.	9,352,320	2.67	24,970,694

Dividends or Capital Distributions

GSV has not declared or paid any cash dividends or capital distributions on the GSV Shares in the past two years from the date of this Circular. GSV intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs..

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement, including, without limitation, fees of the financial advisor, filing fees, legal and accounting fees and printing and mailing costs are not expected to exceed approximately C$4,500,000.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship

TD	Financial advisor to GSV
Paradigm	Financial advisor to the Special Committee
Davidson & Company LLP	Auditors of GSV
Blakes	Legal counsel to GSV

To the knowledge of the Company, neither TD, Paradigm, nor any of the designated professionals thereof held securities representing more than 1% of all issued and outstanding GSV Shares as at the date of the respective Fairness Opinions, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Davidson & Company LLP has advised that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

To the knowledge of the Company, the partners and associates of Blakes, as a group, own, directly or indirectly, in the aggregate less than 1% of all of the issued and outstanding GSV Shares as of the date of this Circular.

With respect to technical information relating to the Company contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

●	Art Ibrado, PE, Matthew Sletten, PE, Michael Lindholm, CPG, Thomas Dyer, PE, Gary Simmons, AP-MMSA, Richard DeLong, QP-MMSA, RG, PG, Jordan Anderson, QP RM-SME, Benhamin Bermudez, PE, Kevin Lutes, PE and Richard Yancey, GM are the Qualified Persons who reviewed, verified and approved all of the Company’ scientific and technical information in this Circular or incorporated by reference herein.

To the Company’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding GSV Shares or Orla Shares.

Statement of Rights

Securities legislation in the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

INFORMATION CONCERNING THE PURCHASER

Information regarding the Purchaser including risk factors before and after the Arrangement is contained in Appendix G – Information Concerning the Purchaser attached to this Circular. The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Orla will continue to be a corporation incorporated under and governed by the CBCA. On the Effective Date, Orla will own all of the GSV Shares and GSV will be a wholly owned subsidiary of Orla.

For further information regarding the Combined Company after the completion of the Arrangement, please see Appendix H – Information Concerning the Combined Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times (i) holds GSV Shares and will hold any Orla Shares acquired pursuant to the Plan of Arrangement as capital property, and (ii) deals at arm’s length with, and is not affiliated with, the Company or Orla (a “Holder”). GSV Shares and Orla Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such securities in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date of this Circular and the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

In addition, this summary is not applicable to a Holder (i) that is a “financial institution” for the purposes of the mark- to-market rules in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is, or whose GSV Shares or Orla Shares, if any, are, a “tax shelter investment” (as defined in the Tax Act), (iv) who has made an election pursuant to the functional currency reporting election rules in the Tax Act, (v) that has entered into a “synthetic disposition agreement” (as defined in the Tax Act) or a “derivative forward agreement” (as defined in the Tax Act) with respect to GSV Shares or Orla Shares, or (vi) that will receive dividends on any Orla Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary is not applicable to RSU Holders or Optionholders.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Orla Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor.

THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT (INCLUDING THE EXERCISE OF DISSENT RIGHTS) UNDER FEDERAL, PROVINCIAL, TERRITORIAL AND OTHER APPLICABLE TAX LEGISLATION. THE DISCUSSION BELOW IS QUALIFIED ACCORDINGLY.

For purposes of the Tax Act, all amounts relating to the exchange of GSV Shares and the holding or disposition of any Orla Shares must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is a resident of Canada or who is deemed to be a resident of Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to own GSV Shares or any Orla Shares as capital property may be entitled to have them and all other “Canadian securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Exchange of GSV Shares for Cash and Orla Shares – No Section 85 Election

Each Resident Holder will receive the Consideration for their GSV Shares upon completion of the Arrangement. A Resident Holder who disposes of their GSV Shares in exchange for the Consideration pursuant to the Arrangement (other than an Eligible Holder who makes a Section 85 Election with Orla as discussed below under “Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election”) will be considered to have disposed of the GSV Shares for proceeds of disposition equal to the amount of cash received and the fair market value of any Orla Shares received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the GSV Shares immediately before the exchange. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of any Orla Shares acquired on such exchange will be equal to the fair market value of the Orla Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Orla Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Orla Shares owned by the Resident Holder, if any, as capital property immediately prior to such exchange.

Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election

A Resident Holder who is an Eligible Holder and who receives the Consideration pursuant to the Arrangement may obtain a full or partial deferral in respect of the exchange of the GSV Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and Orla under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Section 85 Election”).

The availability and extent of the deferral will depend on the Elected Amount (as defined below) designated and the Resident Holder’s adjusted cost base of GSV Shares at the time of the exchange, and is subject to the Section 85 Election requirements being met under the Tax Act.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the Section 85 Election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s GSV Shares at the time of exchange. In general, the Elected Amount may not be:

●	less than the aggregate of the cash received by the Eligible Holder on the exchange;

●	less than the lesser of (i) the Eligible Holder’s adjusted cost base of the GSV Shares immediately before the time of the exchange, and (ii) the fair market value of the GSV Shares, at the time of the exchange; or

●	greater than the fair market value of GSV Shares at the time of the exchange.

The Canadian federal income tax treatment to an Eligible Holder who properly makes a valid Section 85 Election generally will be as follows:

●	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s GSV Shares for proceeds of disposition equal to the Elected Amount;

●	the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of GSV Shares at the time of the exchange and any reasonable costs of disposition;

●	to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the GSV Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain; and

●	the aggregate cost to the Eligible Holder of Orla Shares acquired as a result of the exchange will be equal to the amount, by which the Elected Amount exceeds the cash received, and such cost will be averaged with the adjusted cost base of all other Orla Shares, if any, held by the Eligible Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Orla Share held by such Eligible Holder.

Orla has agreed to make a Section 85 Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (or any applicable provincial tax legislation).

Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter (“Tax Instruction Letter”), the Purchaser will deliver a Tax Instruction Letter to such holder. The Tax Instruction Letter will provide general instructions on how to make the Section 85 Election with Orla in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s GSV Shares to Orla.

An Eligible Holder may make a Section 85 Election by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Orla in the Tax Instruction Letter, within 90 days after the Effective Date, duly completed with the details of the number of GSV Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Orla shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither the Company, Orla nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Orla or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date but will have no obligation to do so.

Each Eligible Holder will be solely responsible for executing the Section 85 Election form and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time. Eligible Holders wishing to make a Section 85 Election should consult their own tax advisors without delay and should provide the relevant information to Orla, as set out in the Tax Instruction Letter, as soon as possible. A Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Section 85 Election will be the sole responsibility of the Eligible Holder.

Any Eligible Holder who does not ensure that information necessary to make a Section 85 Election has been received by Orla in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) or 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election with Orla should give their immediate attention to this matter.

Dividends on Orla Shares

Dividends received or deemed to be received on Orla Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Such dividends will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividends are properly designated by Orla as eligible dividends. There may be limitations on the ability of Orla to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Orla Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain corporations, including a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on the dividends received or deemed to be received on Orla Shares to the extent that such dividends are deductible in computing taxable income. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Orla Shares

The disposition or deemed disposition of Orla Shares (other than to Orla unless purchased by Orla in the open market in the manner in which shares are normally purchased by a member of the public in the open market) by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Orla Shares immediately before the disposition. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Such a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by it in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of an Orla Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such shares (or on a share for which such a share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to which these rules may be relevant should consult their own advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year which will include taxable capital gains. Proposed Amendments announced on April 7, 2022 are intended to extend this additional tax refund mechanism to a “Substantive CCPC” as defined in the Proposed Amendments. The complete legislation has yet to be released. Resident Holders should consult their own tax advisors with respect to the application of the proposals.

Minimum Tax

Capital gains realized and dividends received or deemed to be received by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who disposes of GSV Shares upon the exercise of Dissent Rights in consideration for a cash payment from Orla equal to the fair value of the GSV Shares will receive proceeds of disposition equal to the amount received by the Resident Holder (excluding the amount of any interest awarded by a court). The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s GSV Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described above under the subheading “Holders Resident in Canada – Capital Gains and Capital Losses”.

Interest awarded by a court to a dissenting Resident Holder will be included in the holder’s income for purposes of the Tax Act.

In addition, a Resident Holder that exercises Dissent Rights and throughout the relevant taxation year, is a “Canadian- controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, which includes interest income. Proposed Amendments announced on April 7, 2022 are intended to extend this additional tax refund mechanism to a “Substantive CCPC” as defined in the Proposed Amendments. The complete legislation has yet to be released. Resident Holders should consult their own tax advisors with respect to the application of the proposals.

Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

The Orla Shares, if issued on the date hereof, will be qualified investments under the Tax Act thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans (“DPSPs”) (all as defined in the Tax Act), provided that the Orla Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).

Notwithstanding the foregoing, if the Orla Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”), of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Orla Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with Orla for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Orla. In addition, the Orla Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Persons who intend to hold Orla Shares in a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who: (i) has not been, is not resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not use or hold, and is not deemed to use or hold, GSV Shares or any Orla Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. All Non-Resident Holders should consult their own tax advisors.

Disposition of GSV Shares and Subsequent Disposition of Orla Shares

Non-Resident Holders who elect to realize a capital gain on the exchange of their GSV Shares under the Arrangement for cash and Orla Shares will not be subject to tax under the Tax Act on any capital gain realized unless such GSV Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of exchange and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Similarly, any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of any Orla Shares received pursuant to the Arrangement will not be subject to tax under the Tax Act unless such Orla Shares are, or are deemed to be, taxable Canadian property of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, a GSV Share or an Orla Share, as the case may be, will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition (including upon the exchange of the GSV Shares) provided that the particular share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX), unless at any time during the 60 month period immediately preceding the disposition,

(a)	25% or more of the issued shares of any class of the capital stock of the applicable issuer were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and

(b)	more than 50% of the fair market value of the applicable shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

A GSV Share or Orla Share may be deemed to be “taxable Canadian property” in certain other circumstances (generally where such shares have been acquired on a tax-deferred rollover basis in exchange for another share or shares that constituted “taxable Canadian property” at the time of such exchange). Non-Resident Holders should consult their own tax advisors in this regard.

In circumstances where a GSV Share constitutes taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the exchange of the GSV Share under the Arrangement that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, generally will be subject to the same Canadian tax consequences discussed above for a Resident Holder under the headings “Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – No Section 85 Election”, “Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election” and under the heading “Holders Resident in Canada – Capital Gains and Capital Losses”. Similarly, with respect to an Orla Share owned by a Non-Resident Holder in the aforesaid circumstances, the tax consequences discussed above for a Resident Holder under the heading “Holders Resident in Canada – Dispositions of Orla Shares” and “Holders Resident in Canada – Capital Gains and Capital Losses” will generally apply.

A Non-Resident Holder that is an Eligible Holder and who receives Orla Shares pursuant to the Arrangement may make a Section 85 Election jointly with Orla to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange depending on the Elected Amount and the Eligible Holder’s adjusted cost base of the GSV Shares at the time of the exchange. The procedures for making a Section 85 Election and the effects of filing such an election under the Tax Act are as described above for a Resident Holder under the heading “Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election”.

Non-Resident Holders should consult their own advisors with respect to the availability and advisability of making a Section 85 Election.

Dividends on Orla Shares

Dividends paid, deemed to be paid, or credited on Orla Shares to a Non-Resident Holder will be subject to Canadian non-resident withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-US Tax Treaty and entitled to the full benefits of such treaty is generally reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of Orla’s voting shares).

Dissenting Non-Resident Holders

A Non-Resident Holder who disposes of GSV Shares to Orla upon the exercise of Dissent Rights in consideration for a cash payment from Orla will not be subject to tax under the Tax Act on any capital gain realized on the disposition unless such GSV Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty. The same general considerations apply as discussed above under the heading “Holders Not Resident in Canada – Disposition of GSV Shares and Subsequent Disposition of Orla Shares” in determining whether a capital gain will be subject to tax under the Tax Act, except that a dissenting Non-Resident Holder will not be entitled to make a Section 85 Election to defer realizing any capital gain.

Any interest paid or credited to a dissenting Non-Resident Holder who deals at arm’s length with Orla for purposes of the Tax Act should not be subject to withholding tax under the Tax Act.

Non-Resident Shareholders should consult their own tax advisors with respect to the tax implications to them of the exercise of their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

The following is a general discussion of certain U.S. federal income tax considerations under the U.S. Tax Code generally applicable to certain U.S. Holders (as defined below) relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Orla Shares by such U.S. Holders following the Arrangement. This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary Treasury regulations promulgated thereunder (the “Treasury Regulations”), the Canada-US Tax Treaty, and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Orla Shares received pursuant to the Arrangement. This summary does not discuss the U.S. tax consequences of the Arrangement to holders with respect to their GSV Options or RSUs. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of GSV Shares (or, after the Arrangement, Orla Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own GSV Shares and will own Orla Shares as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including without limitation:

●	banks, trusts, mutual funds and other financial institutions;

●	regulated investment companies or real estate investment trusts;

●	traders in securities that elect to apply a mark-to-market method of accounting;

●	brokers, dealers or traders in securities, currencies or commodities;

●	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other tax-deferred accounts;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates or former long-term residents of the U.S.;

●	persons subject to taxing jurisdictions other than, or in addition to, the U.S.;

●	persons subject to special tax accounting rules;

●	U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of GSV or Orla, as applicable;

●	persons liable for the alternative minimum tax;

●	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

●	holders other than U.S. Holders;

●	partnerships or other pass-through entities (and partners or other owners thereof);

●	S corporations (and shareholders thereof); and

●	holders, such as holders of GSV Options or RSUs, who received their shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Orla Shares by such U.S. Holders following the Arrangement.

U.S. Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See “Certain Canadian Federal Income Tax Considerations”.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of GSV Shares at the time of the Arrangement and, to the extent applicable, Orla Shares following the Arrangement, that is:

●	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass- through” entity for U.S. federal income tax purposes, holds GSV Shares at the time of the Arrangement or, to the extent applicable, Orla Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF ORLA SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

A U.S. Holder will generally recognize gain or loss on the exchange of GSV Shares for cash and Orla Shares equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis in the GSV Shares surrendered in exchange therefor. Subject to the passive foreign investment company (“PFIC”) rules discussed below, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the GSV Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the U.S. Tax Code.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Orla Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

A U.S. Holder’s initial aggregate tax basis in the Orla Shares received pursuant to the Arrangement will be equal to the fair market value of such shares (determined as of the Effective Date), and the U.S. Holder’s holding period in the Orla Shares received should begin on the day after the Effective Date.

Distributions with Respect to Orla Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Orla Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Orla, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Orla, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Orla Shares and thereafter as gain from the sale or exchange of such Orla Shares (see “Sale or Other Taxable Disposition of Orla Shares” below). However, Orla may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Orla with respect to the Orla Shares will constitute dividend income. Dividends received on Orla Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided Orla is eligible for the benefits of the Canada US Tax Treaty or the Orla Shares are readily tradable on a U.S. securities market, dividends paid by Orla to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Orla not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Orla Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Orla Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Orla Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Orla Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Passive Foreign Investment Company Considerations

In General

A foreign corporation is a PFIC for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets.

GSV believes that is was a PFIC in certain prior tax years and based on current business plans and financial expectations, GSV expects that it may be a PFIC for its current tax year. Based on current business plans and financial expectations, Orla expects that it should not be a PFIC for its current tax year and the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of GSV or Orla as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, often cannot be predicted with certainty for the current tax year or for any future tax year as of the date of this Circular. Accordingly, there can be no assurance that GSV has been or will be, or that Orla is not, has not been and will not become, a PFIC. Nor can there be any assurance that the IRS will not challenge any determination either corporation might make concerning its PFIC status. If any corporation is a PFIC for any year during which a U.S. Holder holds its shares, such holder will be subject to the rules described below under “Consequences of PFIC Status.”

Each U.S. Holder should consult its own tax advisors regarding PFIC status.

Consequences of PFIC Status

If either GSV or Orla is classified as a PFIC for any taxable year or portion of a taxable year that is included in a U.S. Holder’s holding period, and the U.S. Holder does not timely make either a QEF election or does not or is not eligible to make a mark-to-market election (each as defined below), the U.S. Holder generally will be subject to the following “PFIC Rules” with respect to the applicable corporation’s shares:

●	each distribution to the U.S. Holder will be deemed to be an “excess distribution” to the extent of its pro rata share of any excess of the aggregate of all distributions made to the U.S. Holder in the U.S. Holder’s current taxable year over 125% of the three-year moving average of such aggregates;

●	gain recognized by a U.S. Holder on a sale or other disposition of shares, including the disposition of the GSV Shares pursuant to the Arrangement, will also be deemed to be an excess distribution;

●	each excess distribution will be allocated pro rata to each day in the U.S. Holder’s holding period, up to the date of the distribution;

●	the amounts allocated to the U.S. Holder’s current taxable year, and the amounts allocated to the period in the U.S. Holder’s holding period which pre-dates such corporation’s status as a PFIC, if there is such a period, will be taxed as ordinary income (not long-term capital gain);

●	the amounts allocated to any other taxable year or part of a year will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the tax liabilities that arise from the amounts allocated to each such other taxable year will accrue retroactive interest as unpaid taxes. U.S. Holders that are not corporations must treat any such interest paid as “personal interest,” which is not deductible.

A U.S. Holder that holds shares in a year in which the relevant corporation is a PFIC will continue to be treated as owning shares of a PFIC in later years even if such corporation is no longer a PFIC in those later years.

QEF Election

If a corporation is a PFIC, a U.S. Holder may avoid the PFIC Rules with respect to such corporation’s shares by making a timely QEF election during the first taxable year in which such corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold such shares. If a U.S. Holder makes a QEF election, it will become subject to the following “QEF Allocation Rules”:

●	The U.S. Holder will include in its income in each of its taxable years in which or with which a taxable year of the corporation ends, its pro rata share of such corporation’s net capital gain (as long-term capital gain) and any other earnings and profits (as ordinary income), regardless of whether such corporation distributes such gain or earnings and profits to the U.S. Holder;

●	The U.S. Holder’s tax basis in its shares will be increased by the amount of such income inclusions;

●	Distributions of previously included earnings and profits will not be taxable in the U.S. to the U.S. Holder;

●	The U.S. Holder’s tax basis in its shares will be decreased by the amount of such distributions; and

●	Any gain recognized by the U.S. Holder on a sale, redemption or other taxable disposition of its shares will be taxable as capital gain and no interest charge will be imposed.

A U.S. Holder that makes a QEF election may make an additional election to defer payment of its liability for tax on included but undistributed income, but such deferred payments are subject to an interest charge.

A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year of the U.S. Holder to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the corporation. For each tax year of GSV, including the tax year which includes the Effective Date, GSV shall, and after the Effective Date, Orla shall cause GSV to, make available to U.S. Holders, upon their written request, information including without limitation a PFIC annual information statement that such U.S. Holder requires to make or maintain a QEF election with respect to GSV. GSV may elect to provide such information on its website. However, no assurance can be given that, after the Effective Date, Orla will endeavour to provide each U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a QEF election in respect of Orla in the event Orla determined it constituted a PFIC. Furthermore, even if Orla were to so endeavour, there can be no assurance that Orla will have timely knowledge of its status as a PFIC in the future or of the information that would be required to be provided with respect to a QEF election. Accordingly, a U.S. Holder may not be able to make a QEF election with respect to Orla.

A U.S. Holder that makes a timely and effective QEF election in the first taxable year in which the corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold its shares will avoid the PFIC Rules and will not be subject to the QEF Allocation Rules in any taxable year of the corporation that ends within or with a taxable year of the U.S. Holder and in which such corporation is not a PFIC. However, if the U.S. Holder’s QEF election is not effective for each of the corporation’s taxable years in which it is a PFIC and in which the U.S. Holder holds or is deemed to hold such corporation’s shares, the PFIC Rules will apply to the U.S. Holder until the U.S. Holder makes a purging election. If a U.S. Holder makes a purging election the following occurs: (1) the U.S. Holder is deemed to sell its shares at their fair market value; (2) the gain recognized by the U.S. Holder in the deemed sale is taxed under the PFIC Rules; (3) the U.S. Holder obtains a new basis and holding period in its shares for PFIC purposes; and (4) the U.S. Holder becomes eligible to make a QEF election.

Mark-to-Market Election

If a PFIC’s shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, they may constitute “marketable stock” for purposes of the PFIC rules. In such case, a U.S. Holder would not be subject to the foregoing PFIC Rules if such U.S. Holder made a mark-to-market election with respect to such PFIC’s shares. U.S. Holders should consult their own tax advisors regarding the rules for making a mark-to-market election.

Subsidiary PFICs

A PFIC may own interests in other entities that are classified as PFICs. In such event, a U.S. Holder will be deemed to own a portion of the parent corporation’s shares in such subsidiary PFIC and could incur liability under the PFIC Rules if the parent corporation receives a distribution from (including a sale of its shares in) a subsidiary PFIC, or if the U.S. Holder is otherwise deemed to have disposed of an interest in a subsidiary PFIC. If a U.S. Holder makes a QEF election with respect to a subsidiary PFIC, tracking the tax bases of the U.S. Holder’s interests in the tiered PFIC structure will become extremely complicated. There is no assurance that Orla will have timely knowledge of the PFIC status of any subsidiary. In addition, Orla may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance it will be able to cause the subsidiary PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues surrounding subsidiary PFICs.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or mark-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

The rules for PFICs, QEF elections, mark-to-market elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules to their particular circumstances.

Foreign Tax Credits and Limitations

Subject to the PFIC rules discussed above, a U.S. Holder that pays, through withholding, Canadian tax, with respect to any dividends or in connection with a sale, redemption or other taxable disposition of shares may generally elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by such holder during the year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own tax advisor regarding applicable foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors concerning issues related to foreign currency.

Payments Related to Dissent Rights

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its GSV Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the U.S. dollar value of the cash received and (ii) such U.S. Holder’s adjusted tax basis in the GSV Shares surrendered in exchange therefor. Subject to the PFIC rules discussed above, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non- corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the U.S. Tax Code.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of GSV Shares or Orla Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investments in GSV Shares or Orla Shares and the penalties for non-compliance.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF ORLA SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” and “Information Concerning GSV” in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any Associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

AUDITORS

Davidson & Company, LLP is the auditor of the Company and has advised that it is independent with respect to the Company within the meanings of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Davidson & Company, LLP have served as auditor of the Company since July 13, 2010.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at https://goldstandardv.com/. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. In addition, copies of the Company’s annual financial statements and MD&A and this Circular may be obtained upon request to the Company at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board. DATED this 6th day of July, 2022

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Jason Attew”

Jason Attew

President, Chief Executive Officer and Director

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Gold Standard Ventures Corp. (the “Company”), its shareholders and Orla Mining Ltd. (“Purchaser”), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix A to the Management Information Circular of the Company dated July 6, 2022 (the “Information Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.	The Arrangement Agreement dated as of June 12, 2022 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the “Arrangement Agreement”), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

APPENDIX B

PLAN OF ARRANGEMENT

See attached.

B-1

Final

PLAN OF ARRANGEMENT
UNDER DIVISION 5 OF PART 9 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(b)	“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of June 12, 2022 between the Purchaser and the Company, together with the disclosure letter delivered by the Company in connection with the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Securityholders at the Company Meeting to approve the Arrangement;

(e)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(f)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

(g)	“Company” means Gold Standard Ventures Corp., a corporation incorporated under the provincial laws of British Columbia;

(h)	“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(i)	“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

(j)	“Company Option Plan” means the amended and restated stock option plan of the Company, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by the Company’s shareholders on June 24, 2020;

(k)	“Company Optionholder” means a holder of one or more Company Options;

(l)	“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan or a predecessor thereto;

(m)	“Company Rights Plan” means the shareholder rights plan agreement dated effective September 12, 2017, as last approved by Company Shareholders on June 24, 2020, between the Company and Computershare Trust Company of Canada;

(n)	“Company RSU Holder” means a holder of one or more Company RSUs;

(o)	“Company RSU Plan” means the amended and restated restricted share unit plan, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by shareholders of the Company on June 24, 2020;

(p)	“Company RSUs” means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

(q)	“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company RSU Holders;

(r)	“Company Shareholder” means a holder of one or more Company Shares;

(s)	“Company Shares” means the common shares without par value in the capital of the Company;

(t)	“Consideration” means the consideration to be received by each Company Shareholder (other than a Dissenting Company Shareholder) pursuant to the Plan of Arrangement in consideration for Company Shares held by each Company Shareholder consisting of 0.1193 of a Purchaser Share and $0.0001 in cash for each Company Share;

(u)	“Court” means the Supreme Court of British Columbia, or other court as applicable;

(v)	“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

(w)	“Dissent Rights” shall have the meaning ascribed to such term in Section 4.01 hereof;

(x)	“Dissenting Company Shareholder” means a registered Company Shareholder who (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(y)	“Effective Date” means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived (excluding conditions that by their terms cannot be satisfied until the Effective Date) and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three (3) Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date);

(z)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(aa)	“Eligible Holder” means a Company Shareholder immediately prior to the Effective Time (other than a Dissenting Company Shareholder but including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b)) who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Company Shares as capital property and who is not exempt from tax under Part 1 of the Tax Act, or (b) not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Company Shares constitute “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act, or (c) a partnership if one or more members of the partnership are described in (a) or (b); (bb) “Exchange Ratio” means 0.1193;

(cc)	“Final Order” means the order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal (provided that any such amendment, modification or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

(dd)	“Former Company Shareholders” means the Company Shareholders immediately prior to the Effective Time (including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b));

(ee)	“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE American;

(ff)	“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA following the application as contemplated by the Arrangement Agreement and after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably)

(gg)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders and Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b) providing for the delivery of Company Shares to the Depositary;

(hh)	“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ii)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.9 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(jj)	“Purchaser” means Orla Mining Ltd., a corporation incorporated under the laws of Canada;

(kk)	“Purchaser Shares” means the common shares in the capital of the Purchaser;

(ll)	“Registrar” means the registrar appointed pursuant to Section 400 of the BCBCA; (mm) “Replacement Option” shall have the meaning ascribed thereto in Section 3.01(e);

(nn)	“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

(oo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(pp)	“Tax Act” means the Income Tax Act (Canada).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO

ARRANGEMENT AGREEMENT AND BINDING EFFECT

Section 2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement.

Section 2.02	Binding Effect

As of and from the Effective Time, this Plan of Arrangement will become effective and shall be binding upon the Purchaser, the Company, all registered and beneficial Company Securityholders, including the Dissenting Company Shareholders, the registrar and transfer agent of the Company, the Depositary and all other persons at and after the Effective Time, without any further act or formality required on the part of any person.

ARTICLE THREE
ARRANGEMENT

Section 3.01	Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	the rights issued under the Company Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the Company Shareholders, and the Company Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the Company RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of Company RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for Company Shares valued in accordance with the terms of the Company RSU Plan less applicable withholdings pursuant to Section 5.04, such Company Shares shall be transferred at the Effective Time for the Consideration pursuant to Section 3.01(d) hereof, and each Company RSU Holder shall be entered in the register of the Company Shareholders maintained by or on behalf of Company as the holder of such Company Shares provided that no share certificates shall be issued with respect to such Company Shares, and each such Company RSU shall be immediately cancelled and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as holders of Company RSUs. Such holders’ names shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(c)	each Company Share held by a Dissenting Company Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser for the amount therefor determined under Article 4 hereof, and: (i) the name of such Dissenting Company Shareholder shall be removed from the register of the Company Shareholders maintained by or on behalf of Company and each such Company Share shall be cancelled and cease to be outstanding; (ii) such Dissenting Company Shareholder shall cease to be the holder of each such Company Share or to have any rights as a Company Shareholder other than the right to be paid the fair value for each such Company Share as set out in Article 4; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(d)	each Company Share, including Company Shares issued pursuant to Section 3.01(b), (other than any Company Share held by a Dissenting Company Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue and pay the Consideration for each Company Share, subject to Section 3.03 and Article 5, and: (i) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be issued and paid the Consideration by the Purchaser in accordance with this Plan of Arrangement; (ii) such holders’ names shall be removed from the register of the Company Shareholders maintained by or on behalf of Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(e)	each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for an option (each a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such Company Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (Y) the date that is 24 months following the Effective Date; and (Z) the original expiry date of such Company Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Option Plan (or the predecessor thereto, as applicable), and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option.

The exchanges, transfers and cancellations provided for in this Section 3.01 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Section 3.02	Purchaser Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Section 3.03	Fractional Shares/Rounding of Cash Consideration

No fractional Purchaser Shares shall be issued to Former Company Shareholders. The number of Purchaser Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Purchaser Share in the event that a Former Company Shareholder is entitled to a fractional share and no person will be entitled to any compensation in respect of a fractional share.

If the aggregate cash amount a Former Company Shareholder is entitled to receive pursuant to Section 3.01 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01	Dissent Rights

Registered Company Shareholders as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) in respect of all Company Shares held by such holder as a registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.01, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Liens, as provided in Section 3.01(c) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for their Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.01(c)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares and (iv) shall be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Purchaser in accordance with Section 3.01(c); or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.01(d) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised. For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.01(c), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.01(c) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Options or Company RSUs; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any beneficial Company Shareholder.

ARTICLE FIVE
DELIVERY OF CONSIDERATION

Section 5.01	Delivery of Consideration

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall pay and deliver or cause to be paid and delivered to the Depositary, for the benefit of applicable holders of Company Shares (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)), sufficient Purchaser Shares and cash to satisfy the aggregate Consideration payable and deliverable to the Company Shareholders (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)) in accordance with Section 3.01(d), which Purchaser Shares and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary of a certificate or direct registration (“DRS”) advice- statements that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration in accordance with Section 3.01 hereof, together with a duly completed Letter of Transmittal and additional documents and instruments (including, without limitation, and to the extent applicable to any particular holder, U.S. federal income tax forms) as the Depositary may reasonably require and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the terms of such certificate, the BCBCA, the Securities Transfer Act (British Columbia) and the articles and notice of articles of Company, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver and pay to such holder following the Effective Time, cash and certificates or DRS advice- statements representing the Consideration that such holder is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04, and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, holders of Company RSUs who received Company Shares pursuant to Section 3.01(b) shall not receive certificates representing such Company Shares and, accordingly, shall not be required to deliver any such certificates.

(c)	An Eligible Holder whose Company Shares are transferred for consideration pursuant section 3.01(d) hereof and receives the Consideration shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by the Purchaser, within 90 days after the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, The Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date but will have no obligation to do so.

(d)	Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Purchaser will deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Company Shares to Purchaser.

(e)	After the Effective Time and until surrendered as contemplated by Section 5.01(b) hereof, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by Dissenting Company Shareholders) following completion of the transactions described in Section 3.01, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS advice- statement is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04.

(f)	After the Effective Time, each certificate formerly representing Company Options will be deemed to represent Replacement Options as provided in Section 3.01(e), provided that upon any transfer of such certificate formerly representing Company Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Company Options shall be deemed to be cancelled.

Section 5.02	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.01(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration payable and deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be paid and delivered shall as a condition precedent to the payment and delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.03	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Purchaser Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Shares.

Section 5.04	Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct or withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Securityholder or any other securityholder of the Company under this Plan of Arrangement (including any payment to Dissenting Company Shareholders, holders of Company RSUs and holders of Company Options) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For all purposes under this Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a person, such portion of Company Shares, Purchaser Shares or other security otherwise deliverable to such person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 5.04, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.04.

Section 5.05	Limitation and Proscription

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.01 and Section 5.02 in order for such Former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.01(d), on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or paid or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.06	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company RSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company RSU Holders, the Company Optionholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options or Company RSUs shall be deemed to have been settled, compromised, released and determined without liability of the Company or Purchaser except as set forth in this Plan of Arrangement.

ARTICLE SIX
AMENDMENTS

Section 6.01	Amendments to Plan of Arrangement

(a)	The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

(d)	Notwithstanding the foregoing provisions of this Section 6.01, any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval or communication to the Court or Company Securityholders, provided that it concerns a matter that, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Securityholder.

ARTICLE SEVEN
FURTHER ASSURANCES

Section 7.01	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE EIGHT

US SECURITIES LAW EXEMPTION

Section 8.01	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Company Options in exchange for Company Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Company Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

APPENDIX C

INTERIM ORDER

See attached.

C-1

ON THE APPLICATION of the Petitioner, Gold Standard Ventures Corp. (“GSV”) for an Interim Order pursuant to its Petition filed on July 4, 2022.

[x]	without notice coming on for hearing by Microsoft Teams at Vancouver, British Columbia on July 6, 2022 and on hearing Alexandra Luchenko, counsel for the Petitioner, and upon reading the Petition herein and the Affidavit of Jordan Neeser sworn on July 4, 2022 and filed herein (the "Neeser Affidavit"); and upon being advised that it is the intention of Orla Mining Ltd. ("Orla") to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Orla issued under the proposed Plan of Arrangement based on the Court's consideration and approval of the substantive and procedural fairness and reasonableness of the Arrangement to the affected GSV Securityholders;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice and Management Information Circular for the Special Meeting of Securityholders of GSV (collectively, the "Circular") attached as Exhibit "A" to the Neeser Affidavit.

MEETING

2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA"), GSV is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of GSV (the "GSV Shares", the holder of which are the "GSV Shareholders"), the holders of stock options of GSV (the "GSV Options", the holders of which are the "GSV Optionholders") and the holders of restricted share units of GSV (the "GSV RSUs", the holders of which are the "GSV RSU Holders", and collectively with the GSV Shareholders and GSV Optionholders, the "GSV Securityholders") at 8:30 a.m. (Vancouver Time) on August 9, 2022 at Suite 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 (the "Meeting"):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the GSV Securityholders approving an arrangement (the "Arrangement") under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix "A" to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of GSV and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of GSV, and subject to the terms of the Arrangement Agreement, GSV, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the GSV Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to GSV Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 8 below) will not change in respect of any adjournments or postponements of the Meeting.

6. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting.

AMENDMENTS

7. Prior to the Meeting, GSV is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the GSV Securityholders and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

8. The record date for determining the GSV Securityholders entitled to receive notice of, attend and vote at the Meeting will be the close of business on June 30, 2022 (the "Record Date").

NOTICE OF MEETING

9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and GSV will not be required to send to the GSV Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

10. The Circular, the form of proxy or voting information form (as applicable}, letter of transmittal (if applicable), and the Notice of Hearing of Petition (collectively referred to as the "Meeting Materials"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Neeser Affidavit, with such deletions, amendments or additions thereto as counsel for GSV may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered GSV Shareholders, GSV Optionholders and GSV RSU Holders as they appear on the central securities register of GSV or the records of its registrar and transfer agent as at the close of business on the Record Date at least twenty one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to such GSV Securityholder at its address as they appear in the applicable records of GSV or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 10 (a)(i) above; or

(iii)	by email or facsimile transmission to any GSV Securityholder who has previously identified himself, herself or itself to the satisfaction of GSV acting through its representatives, who requests such email or facsimile transmission and pays for the transmission fees in accordance with such request;

(b)	in the case of non-registered GSV Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of GSV by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

11. Accidental failure of or omission by GSV to give notice to any one or more GSV Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more GSV Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of GSV (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of GSV, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the GSV Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the GSV Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the GSV Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of GSV.

QUORUM AND VOTING

15. The quorum required at the Meeting will be at least two people who are, or who represent by proxy, GSV Shareholders holding at least 25% of the issued GSV Shares entitled to vote at the Meeting.

16. The vote required to pass the Arrangement Resolution will be:

(a)	the affirmative vote of at least 66½% of the votes cast by GSV Shareholders present in person or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share held;

(b)	the affirmative vote of at least 66½% of the votes cast by the GSV Securityholders, voting together as a single class, present or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share, GSV Option, and GSV RSU held; and

(c)	a simple majority of the votes cast by the GSV Shareholders other than votes attached to GSV Shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, being the 1,447,105 GSV Shares held by Mr. Jason Attew.

17. In all other respects, the terms, restrictions and conditions set out in the articles of GSV will apply in respect of the Meeting.

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting will be (i) the GSV Securityholders or their respective proxyholders as of the Record Date, (ii) GSV's directors, officers, auditors and advisors, (iii) representatives of Orla, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the GSV Securityholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

19. Representatives of GSV's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

20. GSV is authorized to use the form of proxy or voting instruction form (as applicable) and letter of transmittal (if applicable) in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Neeser Affidavit and GSV may in its discretion waive generally the time limits for deposit of proxies by GSV Securityholders if GSV deems it reasonable to do so. GSV is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. GSV may in its discretion waive the time limits for the deposit of proxies by GSV Securityholders if GSV deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22. Each registered GSV Shareholder as of the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23. Registered GSV Shareholders as of the Record Date will be the only GSV Securityholders entitled to exercise rights of dissent. A beneficial holder of GSV Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered GSV Shareholder to dissent on behalf of the beneficial holder of GSV Shares or, alternatively, make arrangements to become a registered GSV Shareholder as of the Record Date.

24. In order for a registered GSV Shareholder to exercise such right of dissent (the "Dissent Right"):

(a)	a Dissenting GSV Shareholder must deliver a written notice of dissent which must be received by GSV c/o Blake, Cassels & Graydon Suite 2600 - 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Alexandra Luchenko, by 4:00 p.m. (Vancouver time) on August 4, 2022 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting GSV Shareholder must not have voted his, her or its GSV Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting GSV Shareholder must dissent with respect to all of the GSV Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Notice to the GSV Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to GSV Shareholders in accordance with this Interim Order.

26. Subject to further order of this Court, the rights available to the GSV Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the GSV Shareholders with respect to the Arrangement.

27. In no case will GSV, Orla, the Depositary or any other person be required to recognize a Dissenting GSV Shareholder as a GSV Shareholder after the Effective Time, and the names of such Dissenting GSV Shareholders will be deleted from the central securities register as GSV Shareholders at the Effective Time.

U.S. SECURITIES ACT

28. GSV and Orla intend to rely on the Final Order (including the determination to be made by the Court therein as to the fairness and reasonableness of the substantive and procedural terms and conditions of the Arrangement to the GSV Securityholders), when granted as the basis for the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) of the 1933 Act therein with respect to the issuance and distribution of Orla Shares and Replacement Options under the Arrangement, after a hearing at which the GSV Shareholders and GSV Optionholders have the right to appear and have received adequate notice thereof.

APPLICATION FOR FINAL ORDER

29. Upon the approval, with or without variation, by the GSV Securityholders of the Arrangement, in the manner set forth in this Interim Order, GSV may apply to this Court for, inter a/ia, an order:

(a)	pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the "Final Order"),

and the hearing of the Final Order will be held on August 11, 2022, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

30. The form of Notice of Hearing of Petition attached to the Neeser Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. Any GSV Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

31. Any GSV Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on August 9, 2022.

32. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

33. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

34. GSV will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

35. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of GSV, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

No.________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

GOLD STANDARD VENTURES CORP.

AND ORLA MINING LTD.

GOLD STANDARD VENTURES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3

(604) 631-3300

Agent: Dye & Durham

APPENDIX D

PETITION AND NOTICE OF HEARING OF PETITION

See attached.

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
GOLD STANDARD VENTURES CORP.

AND ORLA MINING LTD.

GOLD STANDARD VENTURES CORP.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below, by

Gold Standard Ventures Corp. (the "Petitioner'' or "GSV")

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)	serve on the petitioner(s)

(i)	2 copies of the filed response to petition, and

(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

(a)	if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1
(2)

The ADDRESS FOR SERVICE of the petitioner is:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

Fax number address for service (if any) of the petitioner: N/A
E-mail address for service (if any) of the petitioner: Vancouver.service@blakes.com and alexandra.luchenko@blakes.com
(3)

The name and office address of the petitioner's lawyer is:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner, applies for:

1. An order (the "Interim Order") pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA") in the form attached as Appendix "A" to this Petition;

2. An order (the "Final Order") pursuant to sections 288-297 of the BCBCA:

(a)	approving an arrangement (the "Arrangement"), more particularly described in the plan of arrangement (the "Plan of Arrangement"), involving GSV and Orla Mining Ltd. ("Orla"). The Plan of Arrangement is attached as Appendix "B" to the Notice and Management Information Circular for the Special Meeting of Securityholders of GSV (the "Circular''), attached as Exhibit "A" to the Affidavit of Jordan Neeser, Chief Financial Officer and Corporate Secretary of GSV, sworn on July 4, 2022 and filed herein (the "Neeser Affidavit"); and,

(b)	declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive securities or cash consideration in the exchanges provided for in the Plan of Arrangement; and

3. Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1.	As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Circular.

THE PETITIONER

2. GSV's address for service for the purpose of this proceeding at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

3. GSV is a company incorporated under the laws of British Columbia. GSV is focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and derisking of such properties. None of GSV's properties are currently in production. GSV's flagship property is the Railroad-Pinion project located along the Pinon mountain range approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district.

4. The GSV Shares are listed and traded on the Toronto Stock Exchange (the "TSX") and the NYSE American LLC (the "NYSE American") under the symbol "GSV".

ORLA MINING LTD.

5.	Orla is a company incorporated under the laws of Canada with a registered and head office located at Suite 202 - 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

6.	Orla's focus is on the acquisition, exploration, development, and exploitation of mineral properties. Orla's two material properties are the Camino Rojo project in Zacatecas State, Mexico, a gold and silver open-pit and heap leach mine, and the Cerro Quema project in Los Santos Province, Panama, a proposed open pit mine and gold heap leach operation.

7.	The common shares of Orla are traded on the TSX under the symbol "OLA" and on the NYSE American under the symbol "ORLA".

OVERVIEW OF THE ARRANGEMENT

8. GSV proposes, in accordance with Sections 186, 288, 289, 290 and 291 of the BCBCA, to call, hold and conduct a special meeting of the holders common shares of GSV (the "GSV Shares", the holders of which are the "GSV Shareholders"), the holders of stock options of GSV (the "GSV Options", the holders of which are the "GSV Optionholders") and the holders of restricted share units of GSV (the "GSV RSUs", the holders of which are the "GSV RSU Holders", and collectively with the GSV Shareholders and GSV Optionholders, the "GSV Securityholders") at 8:30 a.m. (Vancouver Time) on August 9, 2022 (the "Meeting"), at Suite 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, whereat, among other things, the GSV Securityholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Appendix "A" to the Circular (the "Arrangement Resolution") approving, with or without variation, the Arrangement.

9. In summary, the Arrangement provides that Orla will acquire all of the issued and outstanding GSV Shares in exchange for (i) 0.1193 (the "Exchange Ratio") common shares of Orla (the "Orla Shares") and (ii) C$0.0001 in cash, for each GSV Share (the "Consideration"). As_ a result of the Plan of Arrangement, GSV will become a wholly-owned subsidiary of Oria and the GSV Shares will be delisted from the TSX and NYSE American.

10. In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time:

(a)	the rights issued under the GSV Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the GSV Shareholders, and the GSV Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each GSV RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the GSV RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of GSV RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by GSV at the Effective Time in exchange for GSV Shares valued in accordance with the terms of the GSV RSU Plan less applicable withholdings, and such GSV Shares shall be transferred at the Effective Time for the Consideration as described in paragraph (d) below, and each GSV RSU Holder shall be entered in the register of the GSV Shareholders maintained by or on behalf of GSV as the holder of such GSV Shares provided that no share certificates shall be issued with respect to such GSV Shares, and each such GSV RSU shall be immediately cancelled and the holders of such GSV RSUs shall cease to be holders thereof and to have any rights as holders of GSV RSUs. Such GSV RSU Holders' names shall be removed from the register of GSV RSUs maintained by or on behalf of GSV and all agreements relating to the GSV RSUs shall be terminated and shall be of no further force and effect;

(c)	each GSV Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to Orla for the amount therefor determined in accordance with the Plan of Arrangement, and:

(i)	the name of such Dissenting Shareholder shall be removed from the register of the Shareholders maintained by or on behalf of GSV and each such GSV Share shall be cancelled and cease to be outstanding;

(ii)	such Dissenting Shareholder shall cease to be the holder of each such GSV Share or to have any rights as a Shareholder other than the right to be paid the fair value for each such GSV Share as set out in the Plan of Arrangement; and

(iii)	Orla shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the GSV Shareholders maintained by or on behalf of the GSV as the holder of such GSV Shares;

(d)	each GSV Share, including GSV Shares issued pursuant to the settlement of RSUs discussed in paragraph (b) above (other than any GSV Share held by a Dissenting Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Orla and, in consideration therefor, Orla shall issue and pay the Consideration for each GSV Share, subject to the Plan of Arrangement, and:

(i)	the holders of such GSV Shares shall cease to be the holders of such GSV Shares and to have any rights as holders of such GSV Shares, other than the right to be issued and paid the Consideration by Orla in accordance with the Plan of Arrangement;

(ii)	such holders' names shall be removed from the register of the GSV Shareholders maintained by or on behalf of GSV; and

(iii)	Orla shall be, and shall be deemed to be, the transferee of such GSV Shares, free and clear of all Liens, and shall be entered in the register of the GSV Shareholders maintained by or on behalf of GSV as the holder of such GSV Shares;

(e)	each GSV Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to Orla in exchange for an option to purchase from Orla such number of Orla Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (8) the number of GSV Shares subject to such GSV Option immediately prior to the Effective Time, at an exercise price per Orla Share (rounded up to the nearest whole cent) equal to (M) the exercise price per GSV Share otherwise purchasable pursuant to such GSV Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of Orla shall be exercisable until the original expiry date of such GSV Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Orla following the Effective Time, shall be exercisable until the earlier of: (A) the date that is 24 months following the Effective Date; and (B) the original expiry date of such GSV Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and shall be governed by the terms of the GSV Option Plan (or the predecessor thereto, as applicable), and any document evidencing a GSV Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the GSV Option In-The-Money Amount in respect of the GSV Option, the exercise price per Orla Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the GSV Option In-The-Money Amount in respect of the GSV Option.

BACKGROUND TO ARRANGEMENT

11. The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of GSV and Orla. The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled "Background to the Arrangement".

FAIRNESS OF THE ARRANGEMENT

12. The GSV Board of Directors (the "GSV Board") established a special committee of independent directors (the "Special Committee") to oversee the proposed transaction with Orla.

13. The Special Committee retained Paradigm Capital Inc. ("Paradigm") on a fixed-fee engagement to deliver an opinion to the Special Committee as to, among other things, whether the Consideration to be received by the GSV Shareholders pursuant to the Arrangement is fair from a financial point of view to the GSV Shareholders. Paradigm has delivered an oral and written fairness opinion to the Special Committee, dated as of June 12, 2022, concluding that, based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the GSV Shareholders (the "Paradigm Fairness Opinion").

14. GSV and the GSV Board retained TD Securities Inc. (“TD”) to deliver a fairness opinion to the GSV Board as to whether the Consideration to be received by the GSV Shareholders pursuant to the Arrangement is fair from a financial point of view to the GSV Shareholders. Paradigm has delivered an oral and written fairness opinion to the Special Committee, dated as of June 12, 2022, concluding that, based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the GSV Shareholders (the "TD Fairness Opinion" and together with the Paradigm Fairness Opinion, the "Fairness Opinions").

15. In evaluating and unanimously approving the Arrangement, the Board and Special Committee carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

(a)	Premium - The Consideration represents a 35% premium based on the 10-day volume weighted average price of the GSV Shares on the TSX for the period ended June 10, 2022 and the closing price of the Orla Shares and the GSV Shares on the TSX on June 10, 2022.

(b)	Strengths and Strategic Fit- GSV Shareholders are being offered the opportunity to benefit from:

(i)	ongoing exposure to future value creating milestones at South Railroad and Lewis, as well as Orla's robust portfolio of high-quality producing and development assets;

(ii)	participation in an established gold producer with proven construction capabilities, a strong exploration track record, and an industry leading low-cost growth profile;

(iii)	significantly enhanced financial strength, cash flow generation, institutional investor following, trading liquidity, and opportunity for index inclusion;

(iv)	the leverage of Orla's leadership and expertise in constructing and operating the Camino Rojo Oxide Mine, an open pit, heap leach operation with similar technical characteristics to the South Railroad project;

(v)	the access to a strong balance sheet and robust cash flow generation to fund the construction of South Railroad and future exploration initiatives at reduced dilution, financing, development, and execution risk; and

(vi)	enhanced share trading liquidity.

GSV Shareholders will also be able to continue to participate in the potential upside from any operational success related to the properties of GSV, as well as the properties of Orla. It is expected that GSV Shareholders will hold or be issued a maximum of approximately 43.3 million Orla Shares, as may be adjusted in accordance with the Plan of Arrangement, on an outstanding undiluted basis representing approximately 13% of the total Orla Shares outstanding.

(c)	Business and Industry Risks - The business, operations, assets, financial condition, operating results and prospects of GSV are subject to significant uncertainty, including risks associated with obtaining required financing to construct and bring into commercial production a mine at South Railroad on acceptable terms or at all.

(d)	Fairness Opinions - The Fairness Opinions state that as of the date of the Arrangement Agreement, and subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

(e)	Acceptance by Directors, Officers and Significant Shareholders - Pursuant to the Voting and Support Agreements, the directors, officers of GSV and a significant Shareholder agreed to vote all of their GSV Shares, GSV Options and GSV RSUs in favour of the Arrangement at the Meeting.

(f)	Preferred Strategic Alternative - The Board and Special Committee considered a number of alternative strategic courses of action. As part of its review, GSV, along with its financial and legal advisors, considered potential transactions with other strategic parties and reviewed a number of potential project financing alternatives, including project finance credit facilities, royalty and streaming transactions and non-core asset sales. Ultimately, the Arrangement was determined to be the most favourable transaction for maximizing GSV Securityholder value.

(g)	Ability to Respond to Unsolicited Superior Proposals - Subject to the terms of the Arrangement Agreement, the GSV Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could. reasonably be expected to lead to a Superior Proposal (as such term is defined in the Arrangement Agreement). The amount of the Termination Fee payable in certain circumstances, being $7,300,000, would not, in the view of the Special Committee preclude a third party from potentially making a Superior Proposal.

(h)	Negotiated Transaction - The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

(i)	Fairness of the Conditions - The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee.

U)	Securityholder Approval - The Arrangement must be approved by (i) not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) not less than two-thirds of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class and (iii) a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for the purpose of (iii) the votes for GSV Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of Ml 61-101, being the 1,447,105 GSV Shares held by Mr. Jason Attew.

(k)	Regulatory Approval - The Plan of Arrangement must be approved by the Court which will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement to the GSV Securityholders.

(I)	Dissent Rights - The terms of the Plan of Arrangement provide that Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their GSV Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (as described in the Plan of Arrangement).

16. The completion of the Arrangement is subject to various conditions, including approval by the GSV Securityholders in accordance with the terms of the Interim Order and approval by the Court.

THE MEETING AND APPROVALS

17. The Record Date for determining the GSV Securityholders entitled to receive notice of, attend and vote at the Meeting is the close of business on June 30, 2022.

18. In connection with the Meeting, GSV intends to send, to each GSV Securityholder, a copy of the following material and documentation (collectively referred to as the "Meeting Materials") substantially in the form attached as Exhibits "A", "B'' and "C" to the Neeser Affidavit:

(a)	the Circular (together with a cover letter to GSV Securityholders) which includes, among other things:

(i)	the Notice of Special Meeting of Securityholders of GSV;

(ii)	a summary of the effects of the Arrangement;

(iii)	a summary of the reasons for the Recommendation;

(iv)	the text of the Arrangement Resolution;

(v)	a copy of the Paradigm Fairness Opinion;

(vi)	a copy of the TD Fairness Opinion;

(vii)	a copy of the Plan of Arrangement;

(viii)	a copy of the Interim Order; and

(ix)	the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA;

(b)	the form of proxy or voting information form, as applicable and letter of transmittal in the case of registered GSV Shareholders; and

(c)	a copy of the Notice of Hearing of Petition.

19. The Circular, which includes the Notice of Hearing of Petition, will be sent to GSV Securityholders no later than twenty-one days before the Meeting.

20. All such documents may contain such amendments thereto as GSV may advise are necessary or desirable and not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

21. In accordance with the articles of GSV, the quorum required at the Meeting will be at least two people who are, or who represent by proxy, GSV Shareholders holding at least 25% of the issued GSV Shares entitled to vote at the Meeting.

22. It is proposed that the vote required to pass the Arrangement Resolution will be:

(a)	the affirmative vote of at least 66¾% of the votes cast by GSV Shareholders present in person or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share held;

(b)	the affirmative vote of at least 66¾% of the votes cast by the GSV Securityholders, voting together as a single class, present or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share, GSV Option, and GSV RSU held; and

(c)	a simple majority of the votes cast by the GSV Shareholders other than votes attached to GSV Shares required to be excluded pursuant to Ml 61-101, being the 1,447,105 GSV Shares held by Mr. Jason Attew.

DISSENT RIGHTS

23. Each registered GSV Shareholder as of the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

24. Registered GSV Shareholders as of the Record Date will be the only GSV Shareholders entitled to exercise rights of dissent. A beneficial holder of GSV Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered GSV Shareholder to dissent on behalf of the beneficial holder of GSV Shares or, alternatively, make arrangements to become a registered GSV Shareholder as of the Record Date.

25. In order for a registered GSV Shareholder to exercise such right of dissent (the "Dissent Right"):

(a)	a Dissenting GSV Shareholder must deliver a written notice of dissent which must be received by GSV c/o Blake, Cassels & Graydon Suite 2600 - 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Alexandra Luchenko, by 4:00 p.m. (Vancouver time) on August 4, 2022 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting GSV Shareholder must not have voted his, her or its GSV Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution;

(c)	a Dissenting GSV Shareholder must dissent with respect to all of the GSV Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

26. Notice to the GSV Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to GSV Shareholders in accordance with the Interim Order.

27. Subject to further order of this Court, the rights available to the GSV Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the GSV Shareholders with respect to the Arrangement.

UNITED STATES SECURITYHOLDERS

28. There are GSV Securityholders in the United States. The issuance of Orla Shares and Replacement Options in exchange for GSV Shares and GSV Options, respectively, pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). GSV hereby advises the Court that, based upon the Final Order, Orla intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of Orla Shares and Replacement Options pursuant to the Arrangement.

29. In order to ensure that the exchange of Orla Shares and Replacement Options in exchange for GSV Shares and GSV Options, respectively, pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a)	all persons entitled to receive Orla Shares or Replacement Options pursuant to the Arrangement are given adequate and sufficient notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment);

(b)	all persons entitled to receive Orla Shares or Replacement Options pursuant to the Arrangement are advised that such Orla Shares and Replacement Options have not been registered under the 1933 Act and will be issued by Orla in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(c)	the Interim Order specifies that each person entitled to receive Orla Shares or Replacement Options pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(d)	the Court holds a hearing before approving the fairness of the substantive and procedural terms and conditions of the Arrangement and issuing the Final Order and the Court considers and finds, prior to approving the Final Order, that the terms and conditions of the issuance of Orla Shares and Replacement Options in exchange for GSV Shares or GSV Options, respectively pursuant to the Arrangement are substantively and procedurally fair and reasonable to all persons who are entitled to receive Orla Shares and Replacement Options pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of Orla Shares and Replacement Options in exchange for GSV Shares and GSV Options, respectively, pursuant to the Arrangement are fair and reasonable to all persons entitled to receive Orla Shares or Replacement Options pursuant to the Arrangement, and having been advised that the determination will serve as the basis for the exemption provided by Section 3(a)(10) of the 1933 Act.

NO CREDITOR IMPACT

30. The Arrangement does not contemplate a compromise of any debt or any debt instruments of GSV and no creditor of GSV will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

1.	Sections 186 and 288 to 297 the BCBCA;

2.	Rules 2-1(2)(b}, 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules;

3.	Section 3(a)(10) of the United States Securities Act of 1933; and

4.	The proper, equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioner will rely on:

1.	Affidavit #1 of Jordan Neeser, Chief Financial Officer and Corporate Secretary of the Company, made on July 4, 2022;

2.	Affidavit #2 of Jordan Neeser, Chief Financial Officer and Corporate Secretary of the Company, to be sworn; and

3.	Such further and other material as counsel may advise and this Honourable Court may allow.

The Petitioner estimates that the hearing of the petition will take 20 minutes.

ENDORSEMENT ON ORIGINATING PETITION FOR SERVICE OUTSIDE BRITISH COLUMBIA

The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding:

(e)	concerns contractual obligations, and

(i)	the contractual obligations, to a substantial extent, were to be performed in British Columbia,

(ii)	by its express terms, the contract is governed by the law of British Columbia, or

(iii)	the contract

(A)	is for the purchase of property, services or both, for use other than in the course of the purchaser's trade or profession, and

(B)	resulted from a solicitation of business in British Columbia by or on behalf of the seller, and

(h)	concerns a business carried on in British Columbia.

APPENDIX "A"

No.__________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

GOLD STANDARD VENTURES CORP.

AND ORLA MINING LTD.

GOLD STANDARD VENTURES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	06/07/2022

ON THE APPLICATION of the Petitioner, Gold Standard Ventures Corp. ("GSV") for an Interim Order pursuant to its Petition filed on July 4, 2022.

[x]	without notice coming on for hearing by Micr9soft Teams at Vancouver, British Columbia on July 6, 2022 and on hearing Alexandra Luchenko, counsel for the Petitioner, and upon reading the Petition herein and the Affidavit of Jordan Neeser sworn on July 4, 2022 and filed herein (the "Neeser Affidavit"); and upon being advised that it is the intention of Orla Mining Ltd. ("Orla") to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Orla issued under the proposed Plan of Arrangement based on the Court's consideration and approval of the substantive and procedural fairness and reasonableness of the Arrangement to the affected GSV Securityholders;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice and Management Information Circular for the Special Meeting of Securityholders of GSV (collectively, the "Circular") attached as Exhibit "A" to the Neeser Affidavit.

MEETING

2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA"), GSV is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of GSV (the "GSV Shares", the holder of which are the "GSV Shareholders"), the holders of stock options of GSV (the "GSV Options", the holders of which are the "GSV Optionholders") and the holders of restricted share units of GSV (the "GSV RSUs", the holders of which are the "GSV RSU Holders", and collectively with the GSV Shareholders and GSV Optionholders, the "GSV Securityholders") at 8:30 a.m. (Vancouver Time) on August 9, 2022 at Suite 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V?X 1L3 (the "Meeting"):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the GSV Securityholders approving an arrangement (the "Arrangement") under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix "A" to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of GSV and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of GSV, and subject to the terms of the Arrangement Agreement, GSV, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the GSV Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to GSV Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 8 below) will not change in respect of any adjournments or postponements of the Meeting.

6. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting.

AMENDMENTS

7. Prior to the Meeting, GSV is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the GSV Securityholders and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

8. The record date for determining the GSV Securityholders entitled to receive notice of, attend and vote at the Meeting will be the close of business on June 30, 2022 (the "Record Date").

NOTICE OF MEETING

9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and GSV will not be required to send to the GSV Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

10. The Circular, the form of proxy or voting information form (as applicable), letter of transmittal (if applicable), and the Notice of Hearing of Petition (collectively referred to as the "Meeting Materials"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Neeser Affidavit, with such deletions, amendments or additions thereto as counsel for GSV may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered GSV Shareholders, GSV Optionholders and GSV RSU Holders as they appear on the central securities register of GSV or the records of its registrar and transfer agent as at the close of business on the Record Date at least twenty one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to such GSV Securityholder at its address as they appear in the applicable records of GSV or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 10 (a)(i) above; or

(iii)	by email or facsimile transmission to any GSV Securityholder who has previously identified himself, herself or itself to the satisfaction of GSV acting through its representatives, who requests such email or facsimile transmission and pays for the transmission fees in accordance with such request;

(b)	in the case of non-registered GSV Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of GSV by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this par,agraph will constitute good and sufficient notice of the Meeting.

11. Accidental failure of or omission by GSV to give notice to any one or more GSV Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more GSV Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of GSV (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of GSV, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the GSV Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the GSV Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the GSV Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of GSV.

QUORUM AND VOTING

15. The quorum required at the Meeting will be at least two people who are, or who represent by proxy, GSV Shareholders holding at least 25% of the issued GSV Shares entitled to vote at the Meeting.

16. The vote required to pass the Arrangement Resolution will be:

(a)	the affirmative vote of at least 66½% of the votes cast by GSV Shareholders present in person or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share held;

(b)	the affirmative vote of at least 66½% of the votes cast by the GSV Securityholders, voting together as a single class, present or represented by proxy and entitled to vote at the Meeting, based on one vote for each GSV Share, GSV Option, and GSV RSU held; and

(c)	a simple majority of the votes cast by the GSV Shareholders other than votes attached to GSV Shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, being the 1,447,105 GSV Shares held by Mr. Jason Attew.

17. In all other respects, the terms, restrictions and conditions set out in the articles of GSV will apply in respect of the Meeting.

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting will be (i) the GSV Securityholders or their respective proxyholders as of the Record Date, (ii) GSV's directors, officers, auditors and advisors, (iii) representatives of Orla, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the GSV Securityholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

19. Representatives of GSV's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

20. GSV is authorized to use the form of proxy or voting instruction form (as applicable) and letter of transmittal (if applicable) in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Neeser Affidavit and GSV may in its discretion waive generally the time limits for deposit of proxies by GSV Securityholders if GSV deems it reasonable to do so. GSV is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. GSV may in its discretion waive the time limits for the deposit of proxies by GSV Securityholders if GSV deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22. Each registered GSV Shareholder as of the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23. Registered GSV Shareholders as of the Record Date will be the only GSV Securityholders entitled to exercise rights of dissent. A beneficial holder of GSV Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered GSV Shareholder to dissent on behalf of the beneficial holder of GSV Shares or, alternatively, make arrangements to become a registered GSV Shareholder as of the Record Date.

24. In order for a registered GSV Shareholder to exercise such right of dissent (the "Dissent Right"):

(a)	a Dissenting GSV Shareholder must deliver a written notice of dissent which must be received by GSV c/o Blake, Cassels & Graydon Suite 2600 - 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Alexandra Luchenko, by 4:00 p.m. (Vancouver time) on August 4, 2022 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting GSV Shareholder must not have voted his, her or its GSV Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting GSV Shareholder must dissent with respect to all of the GSV Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Notice to the GSV Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to GSV Shareholders in accordance with this Interim Order.

26. Subject to further order of this Court, the rights available to the GSV Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the GSV Shareholders with respect to the Arrangement.

27. In no case will GSV, Orla, the Depositary or any other person be required to recognize a Dissenting GSV Shareholder as a GSV Shareholder after the Effective Time, and the names of such Dissenting GSV Shareholders will be deleted from the central securities register as GSV Shareholders at the Effective Time.

U.S. SECURITIES ACT

28. GSV and Orla intend to rely on the Final Order (including the determination to be made by the Court therein as to the fairness and reasonableness of the substantive and procedural terms and conditions of the Arrangement to the GSV Securityholders), when granted as the basis for the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) of the 1933 Act therein with respect to the issuance and distribution of Orla Shares and Replacement Options under the Arrangement, after a hearing at which the GSV Shareholders and GSV Optionholders have the right to appear and have received adequate notice thereof.

APPLICATION FOR FINAL ORDER

29. Upon the approval, with or without variation, by the GSV Securityholders of the Arrangement, in the manner set forth in this Interim Order, GSV may apply to this Court for, inter a/ia, an order:

(a)	pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange (collectively, the "Final Order"), and the hearing of the Final Order will be held on August 11, 2022, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

30. The form of Notice of Hearing of Petition attached to the Neeser Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. Any GSV Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

31. Any GSV Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:
Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on August 9, 2022.

32. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

33. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

34. GSV will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

35. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of GSV, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Alexandra Luchenko

BY THE COURT

REGISTRAR

No._____________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

GOLD STANDARD VENTURES CORP.

AND ORLA MINING LTD.

GOLD STANDARD VENTURES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3

(604) 631-3300

Agent: Dye & Durham

APPENDIX E

PARADIGM FAIRNESS OPINION

June 12, 2022

Special Committee of the Board of Directors
Gold Standard Ventures Corp.

Suite 610, 815 West Hastings Street
Vancouver, British Columbia

V6C 1B4

Paradigm Capital Inc. (“Paradigm Capital”, “we” or “us”) understands that Gold Standard Ventures Corp. (“GSV” or the “Company”) intends to enter into an arrangement agreement (the “Arrangement Agreement”) with Orla Mining Ltd. (“Orla” or the “Purchaser”). The Arrangement Agreement outlines the proposed acquisition whereby the Purchaser will acquire all of the issued and outstanding common shares of the Company (the “GSV Shares”) at an exchange ratio of 0.1193 shares of the Purchaser and $0.0001 for each GSV Share (the “Consideration”). Paradigm Capital further understands that the contemplated transaction (the “Transaction”) will be effected in accordance with the terms and conditions of a plan of arrangement under the Business Corporations Act (British Columbia).

We understand that the terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to its securityholders in connection with a special meeting of its securityholders to be held to consider and, if deemed advisable, approve the Arrangement.

Paradigm Capital further understands that (i) the Transaction will be subject to the requisite approval by holders of GSV Shares (“GSV Shareholders”) and holders of other securities and all other requisite approvals; and (ii) the material terms of the Transaction are described in the Arrangement Agreement.

The special committee of the Board of Directors of the Company (the “Special Committee”) has retained Paradigm Capital to assist in evaluating the Consideration payable pursuant to the Transaction and to prepare and deliver to the Special Committee this opinion (the “Opinion”) as to the fairness to GSV Shareholders, from a financial point of view, of the Consideration payable pursuant to the Transaction. Paradigm Capital has assumed, with the Company’s agreement, that the Transaction is neither a “related party transaction”, nor an “insider bid” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Paradigm Capital understands that (i) certain directors and officers of the Company (the “Specified Parties”) will receive a collateral benefit (as such term is defined under MI 61-101) in respect of, among other things, certain incentive securities; and (ii) in accordance with MI 61-101, a majority of the minority vote, excluding such Specified Parties, will be required pursuant to the Transaction.

Paradigm Capital has not prepared a formal valuation (as defined in MI 61-101) of the Company or any of its securities or assets, and this Opinion should not be construed as such. The Opinion does not constitute a recommendation to the members of the Special Committee or a recommendation to GSV Shareholders as to whether they should approve or vote in favour of the Transaction. This Opinion should not be considered as an opinion concerning the trading price or value of any securities following the announcement or completion of the Transaction. The Opinion is solely for the use of the Special Committee and we understand that it will be one factor, among others, that they will consider in their evaluation of the Arrangement.

Unless otherwise noted, all dollar values stated in the Opinion are denominated in Canadian dollars.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

Paradigm Capital Engagement and Background

Paradigm Capital was initially contacted by the Special Committee in June of 2022 to determine its ability to act as financial advisor to the Special Committee in connection with a potential sale of the Company. Paradigm Capital was formally engaged by the Special Committee pursuant to the engagement agreement dated June 6, 2022 (the “Engagement Agreement”). Paradigm Capital began work immediately and agreed to present its conclusions to the Special Committee and to issue this Opinion shortly thereafter. Paradigm Capital presented its conclusions to the Special Committee on June 12, 2022 and issued a verbal Opinion.

The Engagement Agreement provides that Paradigm Capital is to be paid a fixed fee for the Opinion (the “Fee”), and to be reimbursed for reasonable costs and expenses incurred in connection therewith. The Fee is not contingent on the completion of the Transaction or on the conclusions reached in this Opinion. The Fee is payable in full upon delivery of a verbal Opinion to the Special Committee. Additionally, the Company has also agreed to indemnify Paradigm Capital, its affiliates and subsidiaries, and their respective officers, directors, employees, consultants, partners and shareholders for certain liabilities arising from the services performed by Paradigm Capital under the Engagement Agreement.

Subject to the terms of the Engagement Agreement, Paradigm Capital understands that this Opinion and its conclusion may be filed publicly with securities commissions or similar regulatory authorities, and the Opinion and its conclusions may be included or referred to in press releases and/or other publicly filed documents. Paradigm Capital consents to the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, and to the filing thereof by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada.

Credentials and Independence of Paradigm Capital

Paradigm Capital is an independent Canadian investment banking firm with a sales, trading, research and corporate finance focus, providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada (“IIROC”). Paradigm Capital has participated in many transactions involving both public and private companies.

The Opinion expressed herein represents that of Paradigm Capital, and the form and content hereof has been approved for release by a committee of directors and other professionals of Paradigm Capital, each of whom is experienced in mergers, acquisitions, business combinations, divestitures, valuation and fairness opinion matters.

None of Paradigm Capital nor any of its associated or affiliated entities (as such terms are defined for the purposes of MI 61-101), is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) or holds any material number of securities of the Company, the Purchaser, or any of their respective associates or affiliates. Paradigm Capital does not have a material financial interest in the completion of the Transaction. Paradigm Capital is not an advisor to any person or company other than to the Special Committee with respect to the Transaction. Paradigm Capital has not previously provided any financial advisory services to the Company, the Purchaser, or any of their respective associates or affiliates for which it has received compensation in the past twenty-four months, except for Paradigm Capital’s role in a brokered financing by the Company in February 2021.

Paradigm Capital may, in the ordinary course of its business, provide financial advisory or investment banking services to the Company or the Purchaser from time to time. Additionally, in the ordinary course of its business, Paradigm Capital may actively trade common shares and other securities of the Company or the Purchaser for its own account and for its client accounts, and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Paradigm Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Purchaser or the Transaction, when disclosed.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

Scope of the Review

In connection with the Transaction, Paradigm Capital has reviewed and relied upon and in some cases carried out, among other things, the following:

a)	the Company’s annual information form for the year ended December 31, 2021;

b)	the Company’s audited annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2021;

c)	the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021 and March 31, 2022;

d)	Form 43-101F1 Technical Report Feasibility Study of the South Railroad Project issued on March 14, 2022 with an effective date of February 23, 2022 (the “Feasibility Study”);

e)	Certain internal financial forecasts provided by or on behalf of the Company;

f)	Press releases, material change reports and other public documents filed by the Company for the period from December 2020 to June 2022;

g)	Other publicly available information relating to the Company, the Purchaser and other selected public entities that Paradigm Capital considered relevant, including trading statistics, selected financial information and metrics on comparable acquisition transactions;

h)	Various equity research reports on the Company;

i)	Various equity research reports on the Purchaser;

j)	Precedent transaction disclosure;

k)	Comparable company disclosure;

l)	A due diligence call with the Purchaser’s management team on June 7, 2022;

m)	Certain internal and financial information and other non-public disclosure regarding the Company, provided in a data room or at the request of Paradigm Capital by or on behalf of the Company;

n)	A draft of the arrangement agreement (the “Draft Arrangement Agreement”) dated June 12, 2022, together with a draft plan of arrangement in respect of the Transaction;

o)	A draft press release outlining the Transaction (the “Transaction Press Release”);

p)	The certificate of representation signed by the Chief Executive Officer and the Chief Financial Officer of the Company dated June 12, 2022 as to the completeness and accuracy of the financial information, and other information, data, advice, opinions and other materials in respect of the Company provided to Paradigm Capital, by or on behalf of the Company; and

q)	Such other information, analyses, investigations and discussions as Paradigm Capital considered necessary or appropriate in the circumstances.

Paradigm Capital has not, to the best of its knowledge, been denied access by the Company to any information requested. Paradigm Capital did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of the audited consolidated financial statements of the Company and the reports of the auditors thereon.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC but IIROC has not been involved in the preparation or review of this Opinion.

Prior Valuations

Senior officers of the Company have represented to Paradigm Capital that there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to (i) the Company or any of its subsidiaries or any of their respective securities or material assets or liabilities or (ii) to the best of their knowledge, information and belief, the Purchaser, or any of its subsidiaries or any of their respective securities or material assets or liabilities, that, in each case, have been prepared in the two years preceding the date hereof and which have not been provided to Paradigm Capital.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

Assumptions and Limitations

With the approval of the Special Committee and as provided in the Engagement Agreement, Paradigm Capital has relied upon the Information without independent verification. We have assumed that this Information was complete and accurate as of the date thereof, and no necessary or material facts were omitted that may make the information misleading. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment and except as expressly described herein, we have not conducted any independent investigation to verify the completeness or accuracy of such Information. This Opinion is conditional upon such completeness and accuracy of the Information. With respect to the financial forecasts, budgets, and guidance around such, provided to us and used in our analyses, we have assumed that they have been prepared using the best currently available estimates and reasonable judgments of management of the Company as to the matters covered thereby.

The Chief Executive Officer and Chief Financial Officer of the Company have represented to us in the Certificate, after having made such examinations or investigations as they believe necessary to enable them to make the statements expressed therein among other things, that, to the best of their knowledge, information and belief, after due inquiry:

(i)	with the exception of budgets, strategic plans, financial forecasts, projections, models or estimates referred to in paragraph (ix), the financial information, and other information, data, advice, opinions and other materials provided to Paradigm Capital, by or on behalf of the Company (the “Information”), are complete, true and correct in all material aspects, do not contain any untrue statement of a material fact (as such term is defined in the Securities Act (British Columbia) (the “Act”)) nor any misrepresentation (as such term is defined in the Act), or omit to state a material fact (as such term is defined in the Act) that would be material to a financial advisor acting in a similar position as Paradigm Capital, in each case, as of the date of the Information;

(ii)	since the date of the Information, except as publicly disclosed on SEDAR, there has been no material change (as such term is defined in the Act), financial or otherwise, in the Company or any of its subsidiaries (as such term is defined in National Instrument 45-106 – Prospectus Exemptions) or in their respective assets, liabilities (contingent or otherwise), business, financial condition or operations and there has been no change in any material fact (as such term is defined in the Act) which is of a nature as to render the Information untrue or misleading in any material respect, except to the extent disclosed in subsequent Information;

(iii)	since the dates on which the Information was provided to Paradigm Capital, except as publicly disclosed on SEDAR, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries (and no material change has occurred in the Information or any part thereof);

(iv)	other than as disclosed in the Information, there are no independent appraisals or valuations or material non-independent appraisals, valuations or material expert reports relating to the Company, its securities, or any of its subsidiaries or any of their respective material assets or liabilities within their possession or control or knowledge that have been prepared as of a date within the two years preceding the date hereof;

(v)	since the dates on which the Information was provided to Paradigm Capital, no material transaction has been entered into by the Company or any of its subsidiaries, and, except for the Transaction, the Company has no plans and is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its subsidiaries or that would constitute a “material change” (as such term is defined in the Act);

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

(vi)	there are no facts or circumstances, public or otherwise, not contained in or referred to in the Information that could reasonably be expected to affect the Opinion, including the assumptions used, procedures adopted, the scope of the review undertaken or the conclusions reached;

(vii)	other than as disclosed in the Information or as publicly disclosed, none of the Company or its subsidiaries has any material contingent liabilities (on a consolidated basis) and there are no material actions, suits, proceedings or inquiries pending or threatened against or affecting the Company or any of its subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially affect the Company and its subsidiaries, taken as a whole;

(viii)	all financial material, documentation and other data concerning the Company, its subsidiaries and the Transaction, including any strategic plans, financial forecasts, projections, models or estimates provided to Paradigm Capital, were prepared on a basis consistent in all material respects with the accounting policies of the Company applied in the most recent audited consolidated financial statements of the Company;

(ix)	with respect to any portions of the Information that constitute current budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Information: (a) were reasonably prepared on bases reflecting available information and reasonable judgment of the Company; (b) were prepared using the assumptions identified therein, which in the reasonable belief of the management of the Company are (or were at the time of preparation) reasonable in the circumstances; and (c) are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation;

(x)	no verbal or written offers for, at any one time, all or a material part of the properties and assets owned by, or the securities of, the Company, or any of its subsidiaries, have been received or made and no negotiations have occurred relating to any such offer within the two years preceding the date hereof that have not been disclosed to Paradigm Capital;

(xi)	there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed in writing to Paradigm Capital;

(xii)	the Company’s public disclosure documents are true and correct in all material respects as at the date they were filed and do not contain any misrepresentation (as such term is defined in the Act) and such disclosure documents comply in all material respects with all requirements under applicable laws. The Company has filed on a timely basis with the applicable securities regulatory authorities all documents required to be filed by the Company. The Company has not filed any confidential material change report which, at the date hereof, remains confidential; and

(xiii)	all of the material facts upon which Paradigm Capital expresses as being its understanding in the Opinion are true and correct in all material respects.

This Opinion is based on the securities markets, economic, financial and general business conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the Information reviewed by us and as they have been represented to us in discussions with management of the Company. In its analysis and in preparing this Opinion, Paradigm Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Paradigm Capital, the Company, the Purchaser and any other party involved in the Transaction.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

Paradigm Capital is not a legal, tax, or accounting expert and expresses no opinion concerning any legal, tax, or accounting matters concerning the Transaction or the sufficiency of the Opinion for the Special Committee’s purposes.

Paradigm Capital has also assumed that the representations and warranties of the parties in the Draft Arrangement Agreement are true and correct and that the final terms of the Transaction will be fully complied with and will be substantially the same terms as those described in the Letter of Intent dated May 26, 2022, by the Company’s senior officers to Paradigm Capital and those contained in the Draft Arrangement Agreement provided to Paradigm Capital, without waiver or amendment of any material term or condition thereof. Finally, Paradigm Capital has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company.

In rendering the Opinion, Paradigm expresses no view as to the fairness or reasonableness of any consideration or benefit to be received by any Specified Party in connection with the Transaction, other than the Consideration.

In rendering the Opinion, Paradigm Capital expresses no opinion as to the likelihood that the conditions to the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame outlined to Paradigm Capital. As well, Paradigm Capital assumed, without limitation, that each of the Company and the Purchaser will be in compliance at all times with their respective material contracts and has no material undisclosed liabilities (contingent or otherwise) not previously reviewed by Paradigm Capital; and that no material tax or other liabilities will result from the Transaction or related transactions. Paradigm Capital expresses no view as to, and the Opinion does not address, the relative merits of the Transaction as compared to any alternative opportunities which might exist for the Company, or the effect of any other transaction in which the Company might engage.

This Opinion has been provided for the use of the Special Committee and, other than as contemplated herein, may not be reproduced, disseminated, quoted from, referred to, used or relied upon by any other person without the prior express written consent of Paradigm Capital. This Opinion is given as of the date hereof and Paradigm Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Paradigm Capital’s attention after such date. The Opinion is limited to Paradigm Capital’s understanding of the Transaction as of the date hereof and Paradigm Capital assumes no obligation to update this Opinion to take into account any changes regarding the Transaction after such date. Without limiting the foregoing, Paradigm Capital reserves the right to change, modify or withdraw the Opinion in the event that there is a material change in any fact or matter affecting this Opinion.

Description of Gold Standard Ventures Corp.

Gold Standard Ventures Corp. is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard Ventures Corp. The Company’s shares are traded on the Toronto Stock Exchange and the NYSE American (“NYSE American”) under the stock symbol “GSV”.

Description of Orla Mining Ltd.

Orla Mining Ltd. is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. Its shares are traded on the Toronto Stock Exchange under the stock symbol “OLA” and the NYSE American under the stock symbol “ORLA”.

Opinions of Financial Advisors

In preparing this Opinion, Paradigm Capital performed a variety of financial and comparative analyses, including those described below. The summary of Paradigm Capital’s analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses, and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In forming the Opinion, Paradigm Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Paradigm Capital believes that its analyses must be considered as a whole, and that selecting portions of its analyses and factors, without considering all analyses and factors, including the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and this Opinion. This Opinion is not to be construed as to whether the Transaction is consistent with the best interests of the Company or GSV Shareholders.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

In its analyses, Paradigm Capital considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in Paradigm Capital’s analyses as a comparison is identical to the Company or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the sale of the Company, public trading of the Company or other values of the companies, business segments or transactions being analyzed. The estimates contained in Paradigm Capital’s analyses, and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Paradigm Capital’s analyses and estimates are inherently subject to substantial uncertainty and the Opinion is conditional upon the correctness of all of the assumptions indicated herein. This Opinion should be read in its entirety.

Consideration Analysis

In evaluating the common shares of the Purchaser (the “Purchaser Shares”) to be issued as Consideration, Paradigm Capital is of the view that the current trading price of the Purchaser Shares represents a reasonable proxy for the value of the Purchaser Shares. As of the date of the Opinion, the Purchaser had 252.2 million Purchaser Shares outstanding, and during the 52-week period ending as of the date hereof, the average daily trading volume of the Purchaser was approximately 0.7 million Purchaser Shares. Paradigm Capital has evaluated the average daily trading volume of the Purchaser relative to comparable gold and precious metals producers and the Company and considered the notably greater share liquidity of the Purchaser relative to the Company.

Fairness Methodology

The Opinion has been prepared based on techniques that Paradigm Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Paradigm Capital’s assumptions, in order to determine the fairness, from a financial point of view, of the Consideration payable to GSV Shareholders pursuant to the Transaction.

In preparing the Opinion, Paradigm Capital relied on a variety of financial and comparative analyses, including those described below.

a)	discounted cash flow (“DCF”) analysis based on the Feasibility Study and corporate model prepared by or on behalf of management;

b)	trading comparables analysis – price / analyst consensus net asset value (“NAV”);

c)	trading comparables analysis – enterprise value (“EV”) / oz Au Equivalent (“AuEq.) Reserves & Resources;

d)	trading comparables analysis – EV / oz AuEq Reserves;

e)	precedent transaction analysis – price / consensus analyst NAV; and

f)	precedent transaction analysis – EV / oz AuEq Reserves and Resources.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

(a)	Discounted Cash Flow Analysis

In determining NAV for the Company, Paradigm Capital used a DCF analysis based on the Feasibility Study and corporate model prepared by or on behalf of management. The DCF considered the present value of the free cash flows to the firm using an industry standard discount rate. This approach took into account the timing and relative certainty of projected cash flows, and required that certain assumptions be made regarding, among other things, commodity prices, timing and discount rates.

(b)	Trading Comparables Analysis – Price / Analyst Consensus NAV

Paradigm Capital evaluated trading multiples for 18 comparable public gold and precious metals developers and 28 public gold & precious metals explorers and applied a range of comparable price / consensus analyst NAV multiples to the Company’s consensus analyst NAV to develop implied equity value ranges.

(c)	Trading Comparables Analysis – EV / oz AuEq Reserves & Resources

Paradigm Capital evaluated trading multiples for 18 comparable public gold and precious metals developers and 28 gold & precious metals explorers and applied a range of comparable EV / oz AuEq. Reserves & Resource multiples to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges.

(d)	Trading Comparables Analysis – EV / oz AuEq Reserves

Paradigm Capital evaluated trading multiples for 18 comparable public gold and precious metals developers and 28 gold & precious metals explorers and applied a range of comparable EV / oz AuEq. Reserves multiples to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges.

(e)	Precedent Transactions Analysis – Price / Consensus Analyst NAV

Paradigm Capital reviewed publicly available information on 14 selected merger and acquisition transactions for gold and precious metals developers and 13 selected merger and acquisition transactions for gold and precious metals explorers, and compared these to the Transaction, applying a range of price / NAV multiples to the Company’s consensus analyst NAV to develop implied equity value ranges. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement and prevailing economic and market conditions

(f)	Precedent Transactions Analysis – EV / oz AuEq. Reserves & Resources

Paradigm Capital reviewed publicly available information on 14 selected merger and acquisition transactions for gold and precious metals developers and 13 selected merger and acquisition transactions for gold and precious metals explorers, and compared these to the Transaction, applying a range of EV / oz AuEq. Reserves & Resources multiples to the Company’s AuEq. Reserves & Resources to develop implied enterprise value ranges and subtracted net debt to derive implied equity value ranges. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement and prevailing economic and market conditions.

Fairness Considerations

In preparing the Opinion as to the fairness, from a financial point of view, of the Consideration payable to GSV Shareholders pursuant to the Transaction, Paradigm Capital has considered, among other things, the DCF analysis, trading comparables analysis and precedent transactions analysis.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

Conclusion

Based upon and subject to the foregoing and such other factors as Paradigm Capital considered relevant, Paradigm Capital is of the opinion that, as of the date hereof, the Consideration payable pursuant to the Transaction is fair, from a financial point of view, to the GSV Shareholders.

Sincerely,

PARADIGM CAPITAL INC.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

APPENDIX F

TD FAIRNESS OPINION

TD Securities TD Securities Inc. 700 West Georgia Street Suite 1700, Pacific Centre Vancouver, B. C., V7Y 1B6

June 12, 2022

The Board of Directors of Gold Standard Ventures Corp.
815 West Hastings Street, Suite 615

Vancouver, BC V6C 1B4

To the Board of Directors of Gold Standard Ventures Corp.:

TD Securities Inc. (“TD Securities”) understands that Gold Standard Ventures Corp. (“GSV”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Orla Mining Ltd. (“Orla”) pursuant to which Orla would acquire all of the issued and outstanding common shares (the “GSV Common Shares”) of GSV pursuant to an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the terms of the Arrangement, the holders of the GSV Common Shares (the “GSV Shareholders”) will be entitled to receive, in exchange for each GSV Common Share, (i) 0.1193 Orla common shares and (ii) C$0.0001 in cash per GSV Common Share (collectively, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and will be more fully described in the notice of special meeting of securityholders and management information circular (the “Information Circular”) which is to be sent to GSV Shareholders in connection with the Arrangement.

TD Securities also understands that officers and directors of GSV, and Newmont Corp. (“Newmont”), representing in aggregate approximately 5.7% of the GSV Common Shares, have entered into voting support agreements with Orla and have agreed to vote in favour of the Arrangement.

Engagement of TD Securities

TD Securities was formally engaged by GSV pursuant to an engagement agreement effective April 1, 2022 (the “Engagement Agreement”), to provide financial advisory services to GSV in connection with the Arrangement.

Pursuant to the Engagement Agreement, GSV has asked TD Securities to prepare and deliver to the Board of Directors of GSV an opinion (the “Opinion”) regarding the fairness, from a financial point of view, of the Consideration to be received by GSV Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of GSV, or any of their securities or assets, and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion and a portion of which is contingent on completion of the Arrangement or certain other events, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, GSV has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On June 12, 2022, TD Securities orally delivered the Opinion to the Board of Directors of GSV based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on June 12, 2022. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the

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Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by GSV with the applicable Canadian securities regulatory authorities.

Credentials of TD Securities

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of GSV, Orla or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to GSV pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by GSV, TD Securities and/or certain of its affiliates have provided, currently are providing and in the future, in the ordinary course of business, may provide certain advisory, investment banking, commercial banking, corporate finance and other financial services unrelated to the Arrangement to the Interested Parties for which TD Securities and its affiliates have received or may receive compensation.

Specifically, TD Securities and its affiliates have provided advisory, investment banking and corporate banking services to Newmont and Agnico Eagle Mines Limited (“Agnico Eagle”) and their affiliates unrelated to the Arrangement, for which services TD Securities has received or expects to receive compensation. TD Securities acted in the following capacities for Newmont and its affiliated entities: (i) joint lead arranger and joint bookrunner on its US$3 billion credit facility; (ii) passive bookrunner on its issuance of US$1 billion 2.6% sustainability-linked senior notes due 2032; and (iii) passive bookrunner on its issuance of US$1 billion 2.25% senior notes due 2030. TD Securities acted in the following capacities for Agnico Eagle and its affiliated entities: (i) financial advisor on its merger with Kirkland Lake Gold Ltd. that closed in February 2022; (ii) joint bookrunner on its issuance of US$200 million of guaranteed senior unsecured notes in April 2020 consisting of US$100 million 2.78% series A senior notes due 2030 and US$100 million 2.88% series B senior notes due 2032; and (iii) joint lead arranger and joint bookrunner on its US$1.2 billion credit facility. TD Securities has also advised Newmont and Agnico Eagle on transactions that have not materialized. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, may provide banking or other financial services to one or more of the Interested Parties in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, GSV, Orla or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for GSV, Orla or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to GSV, Orla or any other Interested Party.

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Scope of Review

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated June 12, 2022;

2.	a draft of the voting and support agreements dated May 30, 2022;

3.	annual reports of GSV and Orla, including the audited financial statements and related management’s discussion and analysis, for the years ended December 31, 2019, 2020 and 2021;

4.	quarterly interim reports of GSV and Orla, including the unaudited financial statements and related management’s discussion and analysis, for the fiscal quarter ended March 31, 2022;

5.	National Instrument 43-101 Technical Report on the South Railroad Project dated March 14, 2022;

6.	other securities regulatory filings of GSV and Orla for the years ended December 31, 2019, 2020 and 2021;

7.	GSV management’s operating and financial models for South Railroad and for GSV on a consolidated basis;

8.	various financial and operational information regarding GSV prepared by management of GSV;

9.	due diligence session with management of Orla;

10.	representations contained in a certificate dated June 12, 2022 from senior officers of GSV (the “Certificate”);

11.	discussions with senior management of GSV with respect to various risks related to existing mines, project development, GSV’s long-term prospects and other issues and matters considered relevant by TD Securities;

12.	various research publications prepared by industry and equity research analysts regarding GSV, Orla and other selected public entities considered relevant;

13.	public information relating to the business, operations, financial performance, and security trading history of GSV, Orla and other selected public entities considered relevant;

14.	public information with respect to certain other transactions of a comparable nature considered relevant; and

15.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by GSV to any information requested by TD Securities. TD Securities did not meet with the auditors of GSV or Orla and has assumed the accuracy, completeness, and fair presentation of, and has relied upon, without independent verification, the financial statements of GSV and Orla, and any reports of the auditors thereon.

Prior Valuations

Senior officers of GSV, on behalf of GSV and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals of GSV or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of GSV other than those which have been provided to TD Securities or, in the case of valuations known to GSV which it does not have within its possession or control, notice of which has not been given to TD Securities.

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Assumptions and Limitations

With GSV’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all financial and other data and information filed by GSV and Orla with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of GSV or Orla, its representatives or its affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by GSV are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based. TD Securities was not engaged to review and has not reviewed any of the legal, tax or accounting aspects of the Arrangement. TD Securities has assumed that the Transaction complies with all applicable laws and will not give rise to material adverse tax consequences for GSV.

Senior officers of GSV, on behalf of GSV and not in their personal capacities, have represented to TD Securities in the Certificate dated June 12, 2022, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion: (a) GSV has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to GSV or Orla which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (b) with the exception of forecasts, projections or estimates referred to in subparagraph (d) below, the information, data and other material (collectively, the “Information”) as filed under GSV’s profile on SEDAR and/or provided to TD Securities by or on behalf of GSV or its representatives in respect of GSV and its affiliates in connection with the Arrangement is or, in the case of historical Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario)) and does not omit to state a material fact (as defined in the Securities Act (Ontario)) necessary to make the Information not misleading in the light of circumstances in which it was presented; (c) to the extent that any of the Information identified in subparagraph (b) above is historical, there have been no changes in any material facts (as defined in the Securities Act (Ontario)) or new material facts (as defined in the Securities Act (Ontario)) since the respective dates thereof which have not been disclosed to TD Securities or filed on GSV’s profile on SEDAR or updated by more current information not provided to TD Securities by GSV or filed on GSV’s profile on SEDAR and there has been no material change (as defined in the Securities Act (Ontario)), financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GSV and no material change (as defined in the Securities Act (Ontario)) has occurred in the Information or any part thereof, in each case which has not been disclosed to TD Securities or filed on GSV’s profile on SEDAR which would have or which would reasonably be expected to have a material effect on the Opinion; (d) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of GSV, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (e) there have been no valuations or appraisals relating to GSV, Orla or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of GSV other than those which have been provided to TD Securities or, in the case of valuations known to GSV which it does not have within its possession or control, notice of which has not been given to TD Securities; (f) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of GSV or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of paragraphs (e) and (f), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of GSV or its affiliates having a gross value greater than or equal to US$10,000,000; (g) since the dates on which the Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by GSV or any of its affiliates; (h) other than as disclosed in the Information, neither GSV nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, GSV or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect GSV or its affiliates or the Arrangement; (i) all financial material, documentation and other data concerning the Arrangement, GSV and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of GSV; (j) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to TD Securities; (k) the contents of any and all disclosure documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of GSV (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws in all material respects; (l) GSV has complied in all material respects with the Engagement Agreement, including the terms and conditions of the Indemnity attached as Schedule B thereto; and (m) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of GSV or Orla which has not been disclosed to TD Securities.

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In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to the GSV Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, GSV, Orla and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of GSV in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to GSV, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of GSV generally and did not consider the specific circumstances of any particular GSV Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of GSV or Orla. The Opinion is rendered as of June 12, 2022 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of GSV, Orla and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of GSV regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

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The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

Conclusion

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of June 12, 2022, the Consideration to be received by the GSV Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such GSV Shareholders.

Yours very truly,

TD Securities Inc.

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APPENDIX G

INFORMATION CONCERNING ORLA

Unless the context otherwise requires, all references in this Appendix G to “Orla” means “Orla Mining Ltd.”. Certain other terms used in this Appendix G that are not otherwise defined herein are defined under “Glossary of Terms” in the Circular to which this Appendix G is attached.

General

Orla is a Canadian company listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. Orla’s focus is on the acquisition, exploration, development, and operation of mineral properties in which Orla’s capital markets, exploration, development, and operating expertise could substantially enhance stakeholder value. Orla’s two material properties are the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”), a gold and silver open-pit and heap leach mine that achieved first gold pour on December 13, 2021 and achieved commercial production effective April 1, 2022, and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”), a proposed open pit mine and gold heap leach operation with near-term gold production potential and various exploration targets.

The Camino Rojo Project is a 100% owned gold oxide heap leach mine which leverages the extensive experience in Mexico of Orla’s management and board of directors. The Camino Rojo Project covers over 163,000 ha and contains significant oxide and sulphide mineral resources. Access and infrastructure are excellent with a paved highway and connection to grid power. An NI 43-101 technical report containing current Mineral Resource and Mineral Reserve estimations for the Camino Rojo Project and operating plan titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “Camino Rojo Report”), has been filed under Orla’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term oxide gold production scenario and various exploration targets. The Cerro Quema Project concessions cover 15,000 ha and has paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. The Project also includes the Caballito copper-gold sulphide resource. An NI 43-101 technical report containing current Mineral Resource and Mineral Reserve estimations for the Cerro Quema Project and operating plan titled “Project Pre- Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” and dated effective January 18, 2022 (the “Cerro Quema Report”), has been filed under Orla’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Developments

On May 9, 2022, Orla provided a summary of Phase 1 metallurgical test results on its Camino Rojo sulphide deposit, located in Zacatecas, Mexico. The Phase 1 metallurgical program has greatly increased Orla’s understanding of metallurgical characteristics of Camino Rojo sulphides and appears to open up multiple processing options relative to what was suggested by previous work.

On April 28, 2022, Orla refinanced its US$125 million project finance facility with a new US$150 million secured credit facility (the “Credit Facility”). The Credit Facility includes a US$100 million term facility and a US$50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The proceeds from the Credit Facility were used to repay the existing project finance facility, with the balance of the revolving facility available for general corporate purposes and working capital.

Material Properties

Orla’s material mineral properties are the Camino Rojo Project and the Cerro Quema Project. For further details regarding the Camino Rojo Project and the Camino Rojo Report, see “Mineral Projects – Camino Rojo Project” in the Orla AIF (as defined below). For further details regarding the Cerro Quema Project and the Cerro Quema Report, see “Mineral Projects – Cerro Quema Project” in the Orla AIF.

Documents Incorporated by Reference

Information regarding Orla has been incorporated by reference in the Circular from documents filed by Orla with securities commissions or similar authorities in Canada. Copies of the documents incorporated in the Circular by reference regarding Orla may be obtained on request without charge from Orla’s Corporate Secretary, by email: info@orlamining.com or may be obtained under Orla’s profile at www.sedar.com.

The following documents, filed with the securities regulatory authorities in Canada, are specifically incorporated by reference into, and form a part, of the Circular:

(a)	the annual information form of Orla dated March 18, 2022 for the year ended December 31, 2021 (“Orla AIF”);

(b)	the audited consolidated financial statements of Orla as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditor’s report;

(c)	the management’s discussion and analysis of financial condition and results of operations of Orla for the years ended December 31, 2021 and 2020;

(d)	the condensed interim consolidated financial statements of Orla for the three months ended March 31, 2022 and 2021 thereon (the “Orla Interim Financial Statements”);

(e)	the management’s discussion and analysis of financial condition and results of operations of Orla for the three months ended March 31, 2022;

(f)	the management information circular of Orla dated May 12, 2022 in connection with the annual general and special meeting of shareholders of Orla held on June 23, 2022; and

(g)	the material change report of Orla dated June 14, 2022 in connection with the announcement of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Orla with any securities regulatory authorities in Canada subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Appendix G will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained in this Appendix G or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Appendix G modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained in or otherwise accessed through Orla’s website (www.orlamining.com), or any other website, does not form part of the Circular. All such references to Orla’s website are inactive textual references only.

Description of Capital Structure

Orla is authorized to issue an unlimited number of Orla Shares and Class A preferred shares. As of the date of this Circular, there were 258,366,449 Orla Shares and no Class A preferred shares issued and outstanding. The Class A preferred shares were issued in connection with the acquisition of Pershimco Resources Inc., and all such shares were cancelled in accordance with their terms.

Holders of Orla Shares are entitled to receive notice of any meetings of shareholders of Orla, to attend and to cast one vote per Orla Share at all such meetings. Holders of Orla Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Orla Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Orla Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of Orla are entitled to receive on a pro rata basis the net assets of Orla after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Orla Shares with respect to dividends or liquidation. The Orla Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Consolidated Capitalization

Other than Orla entering into the Credit Facility, there have been no material changes in the share and loan capital of Orla, on a consolidated basis, since March 31, 2022, the date of the Orla Interim Financial Statements, which are incorporated by reference in this Circular. Subsequent to March 31, 2022, Orla will issue up to approximately 43.7 million Orla Shares in connection with and pursuant to the terms of the Arrangement (assuming no GSV Options will be exercised between the date hereof and the Effective Date).

Trading Price and Volume

The Orla Shares are listed and posted for trading on the TSX under the symbol OLA and are listed on the NYSE American under the symbol ORLA.

The following tables shows the high and low trading prices and monthly trading volume of the Orla Shares on the TSX and the NYSE American, respectively, for the 12-month period preceding the date of this Circular:

TSX

Month	High (C$)	Low (C$)	Volume
July 2021	5.32	4.27	4,988,781
August 2021	5.15	4.23	4,567,959
September 2021	5.16	4.16	5,494,426
October 2021	4.53	3.71	5,685,183
November 2021	5.83	4.06	7,880,915
December 2021	5.83	4.56	5,342,046
January 2022	5.18	4.11	6,069,807
February 2022	5.26	4.07	8,287,175
March 2022	6.30	5.04	13,009,822
April 2022	6.59	5.10	7,040,385
May 2022	5.88	4.71	8,373,946
June, 2022	5.61	3.52	8,608,831
July 1 - 5	3.71	3.38	522,833

NYSE American

Month	High (US$)	Low (US$)	Volume
July 2021	4.27	3.34	290,657
August 2021	4.20	3.34	235,697
September 2021	4.08	3.28	225,466
October 2021	3.65	2.86	194,067
November 2021	4.65	3.27	260,938
December 2021	4.65	3.56	191,550
January 2022	4.12	3.22	134,251
February 2022	4.09	3.19	124,374
March 2022	5.00	3.98	329,,007
April 2022	5.23	3.99	173,377
May 2022	4.61	3.57	238,052
June, 2022	4.44	2.74	255,579
July 1 - 5	2.89	2.60	14,452

The closing price of Orla Shares on the TSX and the NYSE American on June 10, 2022, the last trading day prior to the announcement of the Arrangement, was C$5.49 and US$4.29, respectively. The closing price of the Orla Shares on the TSX and NYSE American on June 5, 2022 was C$3.42 and US$2.64, respectively.

Prior Sales

During the 12-month period before the date of this Circular, Orla issued the following Orla Shares:

Month of Issue	Number Issued	Issue/Exercise Price (C$)
June 2021	40,000(3)	N/A
July 2021	36,000(3)	N/A
July 2021	250,000(1)	0.62
July 2021	9,085,263(4)	4.75
August 2021	5,000(2)	1.25
September 2021	30,000(2)	1.39
September 2021	10,000(2)	1.25
September 2021	200,000(1)	1.65
September 2021	6,666(3)	N/A
October 2021	50,000(1)	1.65
October 2021	70,000(2)	1.25
January 2022	7,500(2)	1.06
January 2022	65,000(2)	1.25
February 2022	50,000(2)	1.39
March 2022	195,000(1)	3.00
March 2022	100,000(1)	1.65
March 2022	600,000(2)	1.39
March 2022	36,495(3)	N/A
April 2022	10,000(2)	1.06
April 2022	750,000(2)	1.30
April 2022	800,000(2)	1.39
April 2022	1,013,333(1)	3.00
May 2022	1,746,667(1)	3.00

Month of Issue	Number Issued	Issue/Exercise Price (C$)
May 2022	50,000(2)	1.39
May 2022	525,000(1)	1.65
May 2022	4,117,500(1)	1.65
June 2022	700,000(2)	1.39
June 2022	111,834(5)	N/A

Notes:

(1)	Issued pursuant to the exercise of outstanding warrants.
(2)	Issued pursuant to the exercise of outstanding stock options.
(3)	Issued upon the vesting of restricted share units.
(4)	Issued pursuant to July 2021 prospectus financing.
(5)	Issued upon redemption of deferred share units.

During the 12-month period before the date of this Circular, Orla issued the following securities convertible into Orla Shares:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
October 2021	Options	4.04	50,000
March 2022	Options	5.37	250,000
March 2022	Options	5.98	674,080
March 2022	Deferred Share Units	5.98(1)	57,692
March 2022	Restricted Share Units	5.98(1)	172,301
June 2022	Options	3.88	26,580
June 2022	Deferred Share Units	3.88(1)	11,598
July 2022	Options	3.71	50,000

Notes:

(1)	Represents the deemed value of the restricted share units or the deferred share units on the date of award by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

Risk Factors

An investment in Orla Shares and the completion of the Arrangement are subject to certain risks. In assessing the Arrangement, Securityholders should carefully consider the risks described under Risk Factors Associated with the Arrangement and the risks described in the Orla AIF, and other documents incorporated by reference herein.

Interests of Experts

With respect to technical information relating to Orla contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

●	Camino Rojo Report - Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI, Michael G. Hester, FAusIMM of IMC and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC.

●	Cerro Quema Report - Carl E. Defilippi, RM SME, of KCA, Sue Bird, P. Eng., of MMTS, Jesse Aarsen, P.Eng, of MMTS, Denys Parra, RM SME, of Anddes, Dr. Matthew D. Gray, Ph.D., C.P.G., of RGI, Brent Johnson, RM SME, P.G., of HydroGeoLogica, Lee Josselyn, P.E. of Linkan and Wade Brunham, M.Sc. PWS, R.P.Bio, of ERM.

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in Orla’s property or the property of any of Orla’s associates or affiliates. Each of the aforementioned persons are independent of Orla and held an interest in either less than 1% or none of Orla’s securities or the securities of any associate or affiliate of Orla at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of Orla’s securities or the securities of any associate or affiliate of Orla in connection with the preparation of the applicable report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a director, officer or employee of Orla or of any associate or affiliate of Orla.

Unless otherwise stated, the scientific and technical information relating to Orla contained in this Circular, or in a document incorporated by reference herein, has been reviewed and approved by J. Andrew Cormier, P.Eng., Chief Operating Officer of Orla, and Sylvain Guerard, P. Geo., Senior Vice President, Exploration, each of whom is a “Qualified Person” under NI 43-101. As of the date hereof, Mr. Cormier held 88,012 Common Shares, 759,652 stock options and 52,315 restricted share units of Orla and Mr. Guerard held 4,271 Common Shares, 242,803 stock options and 17,524 restricted share units.

Orla’s independent auditors are Ernst & Young LLP, Chartered Professional Accountants, who have issued a report of independent registered public accounting firm in respect to Orla’s consolidated financial statements for the year ended December 31, 2021. Ernst & Young LLP has advised Orla that they are independent with respect to Orla within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

APPENDIX H

INFORMATION CONCERNING THE COMBINED COMPANY

Corporate Structure

On completion of the Arrangement, Orla will continue to be a corporation incorporated under and governed by the CBCA. On the Effective Date, Orla will own all of the GSV Shares and GSV will be a wholly-owned subsidiary of Orla. The following is a diagram of the intercorporate relationships among Orla and its material subsidiaries, including their respective jurisdictions of incorporation, on completion of the Arrangement.

Inactive subsidiaries and those with both less than 10% of the total assets of Orla and 10% of the total revenues of Orla are excluded. Orla holds 100% of the shares of each material subsidiary, provided that, as required under Mexican corporate law, Minera Camino Rojo SA de CV has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by a Canadian subsidiary of Orla, which holds its shares in trust for Orla.

Business of Orla Following the Arrangement

The business of Orla following the Arrangement shall be that of Orla generally and as disclosed elsewhere in this Circular. On completion of the Arrangement, Orla’s material mineral properties will be the Camino Rojo Project, the Cerro Quema Project and the South Railroad Project.

Further information regarding the Camino Rojo Project and Cerro Quema Project can be found in the Orla AIF, which is incorporated by reference herein. Further information regarding the South Railroad Project can be found in the GSV AIF under the heading “Material Mineral Project”, which is incorporated by reference herein and is available under Gold Standard’s profile on SEDAR at www.sedar.com and through EDGAR at www.sec.gov.

Authorized Share Capital

The authorized share capital of Orla following completion of the Arrangement will continue to be the authorized capital of Orla as described in Appendix G and the rights and restrictions of the Orla Shares will remain unchanged. Immediately following completion of the Arrangement, assuming approximately 43.7 million1 Orla Shares are issued as a result of the Arrangement, existing shareholders of Orla and GSV will own approximately 87% and 13% of Orla, respectively.

Board and Management

The Orla Board will consist of current Orla directors. The senior officers of Orla will consist of current senior officers of Orla. The operating personnel of Orla following completion of the Arrangement are expected to come from each of Orla and GSV.

Auditor, Transfer Agent and Registrar

The auditors of Orla following completion of the Arrangement will continue to be Ernst & Young LLP, the current auditors of Orla. The transfer agent and registrar for the Orla Shares will continue to be Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

Selected Unaudited Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Orla and the accompanying notes thereto attached as Schedule A to this Appendix H.

The unaudited pro forma condensed interim consolidated balance sheet as at March 31, 2022 has been prepared from the unaudited condensed interim consolidated balance sheet of Orla for the three months ended March 31, 2022 and the unaudited condensed interim consolidated statement of financial position of GSV as at March 31, 2022 and gives pro forma effect to the successful completion of the Arrangement as if the effective date of the transaction occurred on March 31, 2022.

The pro forma condensed interim consolidated income statement for the three months ended March 31, 2022 has been prepared from the unaudited condensed interim statements of loss and comprehensive loss of Orla for the three months ended March 31, 2022 and the unaudited consolidated income statement of GSV for the three months ended March 31, 2022 and gives pro forma effect to the successful completion of the Arrangement as if the effective date of the transaction occurred on January 1, 2021.

The pro forma consolidated income statement for the year ended December 31, 2021 has been prepared from the audited consolidated statements of loss and comprehensive loss of Orla for the year ended December 31, 2021 and the audited income statement of GSV for the year ended December 31, 2021 and gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on January 1, 2021.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Orla and GSV. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Orla and the accompanying notes thereto attached as Schedule A to this Appendix H.

[1]	Assuming no GSV Options will be exercised between the date of this Circular and the Effective Date.

Summary unaudited pro forma consolidated financial information

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	US$ 000’s	US$ 000’s
Income statement information:
Net income (loss)	$4,267	$(63,691)
Earnings (loss) per share	$0.02	$(0.22)

As at
March 31, 2022
US$000’s
Balance sheet information:
Current assets	$73,340
Mineral properties	490,926
Other long-term assets	22,100
Total assets	$586,366
Current liabilities	45,484
Long term liabilities	147,509
Equity	$393,373
Total liabilities and equity	$586,366

Risk Factors

The business and operations of Orla following completion of the Arrangement will continue to be subject to the risks currently faced by Orla and GSV, as well as certain risks unique to Orla following completion of the Arrangement, including those set out under the heading “Risk Factors” in this Circular. Readers should also carefully consider the risk factors relating to Orla described in the Orla AIF and other documents incorporated by reference herein, and the risk factors relating to GSV described in the GSV AIF and other documents incorporated by reference herein.

SCHEDULE A TO APPENDIX H
PRO-FORMA FINANCIAL STATEMENTS

Pro Forma Condensed Interim Consolidated Financial Statements

Unaudited

Presented in United States dollars

PRO FORMA CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

As at March 31, 2022

(Unaudited - Thousands of US dollars)

US$ 000’s	Orla	GSV	Adjustmts		Pro forma
		note 3(d)(i)		note 4
Cash and cash equivalents	$35,038	$13,998	$(6,500)	(d)	$39,701
			(35)	(e)
Trade and other receivables	552	—	(2,800)	(g)	552
Value added taxes recoverable	19,022	9			19,031
Inventory	10,629	—			10,629
Prepaid expenses	2,736	691			3,427
	67,977	14,698			73,340
Restricted cash	3,812	2,749			6,561
Value added taxes recoverable	4,707	—			4,707
Equipment	8,380	317			8,697
Long-term inventory	2,135	—			2,135
Mineral properties and related construction	223,239	—			223,239
Exploration and evaluation properties	82,743	212,478	(188,835)	(a)	267,687
	—	—	188,627)	(e)	—
			(188,627)	(f)
			158,501	(f)
			2,800	(g)
TOTAL ASSETS	$392,993	$230,242			$586,366
Trade payables and accrued liabilities	$16,640	$677			$17,317
Current portion of long term debt	25,976	—			25,976
Taxes payable	2,191	—			2,191
	44,807	677			45,484
Lease obligations	1,076	199			1,275
Deferred revenue	—	2,305			2,305
Camino Rojo project loan	113,944	—			113,944
Fresnillo obligation	22,800	—			22,800
Accrued liabilities	189	—			189
Site closure provisions	5,396	1,600			6,996
TOTAL LIABILITIES	188,212	4,781			192,993
Share capital	270,214	292,032	2,539	(b)	458,806
			188,592	(e)
			(294,571)	(f)
Reserves	28,809	7,107	1,387	(c)	28,809
			110	(d)
			(8,604)	(f)
Accumulated other comprehensive income	3,504	(1,057)	(2,713)	(a)	3,504
			3,770	(f)
Accumulated deficit	(97,746)	(72,621)	(184,328)	(a)	(97,746)
			(1,794)	(a)
			(2,539)	(b)
			(1,387)	(c)
			(6,610)	(d)
			269,279	(f)
TOTAL SHAREHOLDERS' EQUITY	204,781	225,460			393,373
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$392,993	$230,241			$586,366

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

PRO FORMA CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

Three months ended March 31, 2022

(Unaudited - Thousands of US dollars)

US$ 000’s	Orla	GSV	Adjustmts		Pro forma
		note 3(d)(ii)		note 4
Revenue	$39,405	$—			$39,405
Operating costs	(9,126)	—			(9,126)
Royalties	(1,064)	—			(1,064)
Earnings from mining operations	29,215	—			29,215
General and administrative expenses	(2,943)	(933)	(6,500)	(d)	(10,376)
Exploration and evaluation expenses	(2,466)	—	(1,794)	(a)	(4,260)
Depreciation	(36)	(59)			(95)
Share based payments	(865)	(609)	(2,539)	(b)	(5,510)
			(1,387)	(c)
Interest and finance costs	(325)	(43)	(110)	(g)	(368)
Foreign exchange gain (loss)	(1,366)	(151)			(1,517)
Other	(241)	—			(241)
Income (loss) before taxes	20,973	(1,795)			6,708
Current income taxes	(2,191)	—			(2,191)
Income (loss) for the period	18,782	(1,795)			4,657
Number of shares ourstanding – basic (millons)	247.8		43.7	(c)	291.5
Earnings per share – basic	0.08				0.02

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

Year ended December 31, 2021

(Unaudited - Thousands of US dollars)

US$ 000’s	Orla	GSV	Adjustmts		Pro forma
		note 3(d)(iii)		note 4
Revenue	$4,091	$—			$4,091
Operating costs	(1,247)	—			(1,247)
Royalties	(111)	—			(111)
Earnings from mining operations	2,733	—			2,733
General and administrative expenses	(7,207)	(5,141)	(6,500)	(d)	(18,848)
Exploration and evaluation expenses	(15,108)	—	(18,135)	(a)	(33,243)
Depreciation	(154)	(245)			(399)
Share based payments	(2,329)	(2,946)	(2,539)	(b)	(9,311)
			(1,387)	(c)
Interest and finance costs	(1,296)	(203)	(110)	(g)	(1,499)
Foreign exchange gain (loss)	(3,726)	(207)			(3,933)
Other	809	—			809
Loss for the year	(26,278)	(8,742)			(63,691)
Number of shares outstanding – basic (millons)	241.4		43.7	(c)	285.1
(Loss) per share – basic	(0.11)				(0.22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.	DESCRIPTION OF THE TRANSACTION

Orla Mining Ltd. (“Orla”, or the “Company”) proposes to acquire all of the issued and outstanding shares of Gold Standard Ventures Corp. (“GSV”) by way of a court-approved plan of arrangement under the «Business Corporations Act» (British Columbia) (the “Acquisition”).

GSV holds a 100% interest in the South Railroad Project located in Nevada. The South Railroad Project is an open pit, heap leach gold project.

Upon closing of the Acquisition, the Company expects to acquire 100% of GSV’s issued and outstanding common shares, being approximately 366,035,000 common shares, in exchange for (i) 43,668,000 common shares of the Company (the “Orla Shares”) (based on an exchange ratio of 0.1193 Orla common shares for each common share of GSV) and (ii) C$0.0001 per GSV common share.

These unaudited pro forma condensed interim consolidated financial statements have been prepared in connection with the acquisition by Orla of all of the outstanding shares of GSV. In these pro forma condensed consolidated interim financial statements,

●	C$ means Canadian dollars

●	$ and US$ mean United States dollars

2.	BASIS OF PREPARATION

The unaudited pro forma condensed consolidated balance sheet of Orla as at March 31, 2022 and the unaudited pro forma condensed interim consolidated income statements for the three months ended March 31, 2022 and for the year ended December 31, 2021 have been prepared for illustrative purposes only, to give effect to the proposed acquisition of GSV by Orla pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed interim consolidated financial statements.

These unaudited pro forma condensed interim consolidated interim financial statements have been prepared on a basis consistent with the accounting principles and policies followed in Orla’s December 31, 2021 annual consolidated financial statements based the following financial statements:

●	Unaudited condensed interim consolidated financial statements of Orla as at March 31, 2022 and for the three months ended March 31, 2022

●	Unaudited condensed interim consolidated financial statements of GSV as at March 31, 2022 and for the three months ended March 31, 2022

●	Audited consolidated financial statements of Orla as at and for the years ended December 31, 2021

●	Audited consolidated financial statements of GSV as at and for the years ended December 31, 2021

The unaudited pro forma condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Orla and the audited consolidated financial statements of GSV for the year ended December 31, 2021 and notes thereto; as well as the unaudited condensed interim consolidated financial statements of Orla and of GSV for the three months ended March 31, 2022, each of which are filed publicly at www.sedar.com.

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated interim financial statements are those set out in Orla’s audited consolidated financial statements as at December 31, 2021. In preparing the unaudited pro forma condensed interim consolidated financial statements, we reviewed accounting policy differences between Orla and GSV to consider if the impact was potentially material. Except as disclosed in note 4(a), the significant accounting policies of GSV conform in all material respects to those of Orla.

The pro forma condensed consolidated statement of financial position as at March 31, 2022 has been prepared as if the transactions described in notes 3 and 4 had occurred on March 31, 2022. The pro forma condensed consolidated interim income statements for the three months ended March 31, 2022 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2021. The pro forma condensed consolidated interim income statements for the year ended December 31, 2021 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2021.

These unaudited pro forma condensed interim consolidated financial statements are not intended to reflect the financial performance or the financial position of Orla which would have actually resulted had the transactions been effected on dates indicated. Actual amounts recorded will differ from those reported in these unaudited pro forma condensed interim consolidated financial statements.

The allocation of the purchase price has been prepared on a preliminary basis and is subject to change.

These pro forma condensed interim consolidated financial statements are not necessarily indicative of the financial performance that may be obtained in the future.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

We prepared these unaudited pro forma condensed consolidated interim financial statements on the assumption that GSV was not a "business" in terms of IFRS 3 «Business Combinations». Consequently, it is treated as an acquisition of assets and the assumption of liabilities.

(a)	Consideration

Consideration consisted of 43,668,000 common shares of Orla and 1,752,000 Orla stock options as Replacement Options for the currently outstanding GSV stock options, exercisable at various prices ranging from C$4.78 to C$18.87 per Orla share and various expiry dates ranging from September 2022 to January 2027 (note 4(d)).

(b)	Assets acquired

Assets acquired consisted of 100% of GSV’s issued and outstanding common shares, being 366,035,000 common shares.

(c)	Closing prices and exchange rates

Relevant closing prices and exchange rates were as follows:

●	December 31, 2021 closing exchange rate per the Bank of Canada was 0.7888 US$ per C$

●	March 31, 2022 closing exchange rate per the Bank of Canada was 0.8003 US$ per C$

●	Average exchange rate January 1, 2022 to March 31, 2022 per the Bank of Canada was 0.7898 US$ per C$

●	Average exchange rate during calendar year 2021 per the Bank of Canada was 0.7977 US$ per C$

(d)	Translation of GSV financial statements to US$

The financial statements of GSV were translated to US$ as follows. Assets and liabilities were translated at the exchange rate in effect at March 31, 2022. Revenues and expenses were translated at the average exchange in effect over the period.

(i)	Translation of GSV balance sheet at March 31, 2022

	GSV as filed	US$/C$	Translated
	C$ 000	Exch Rate	US$ 000
Cash and cash equivalents	$17,491	0.8003	$13,998
Value added taxes recoverable	11	0.8003	9
Prepaid expenses	863	0.8003	691
	18,365		14,698
Restricted cash	3,435	0.8003	2,749
Equipment	397	0.8003	317
Exploration and evaluation properties	265,497	0.8003	212,478
Total assets	$287,694		$230,242

Trade and other payables	$846	0.8003	$677
	846		677
Lease obligations	248	0.8003	199
Deferred revenue	2,881	0.8003	2,305
Site closure provisions	1,999	0.8003	1,600
Total liabilities	5,974		4,781
Share capital	364,903	0.8003	292,032
Reserves	8,880	0.8003	7,107
AOCI - translation adjustment	—	0.8003	(1,057)
Accumulated deficit, begin of year	(89,790)	0.7888	(70,826)
Current period earnings	(2,272)	0.7898	(1,795)
Total equity	281,720		225,461
Total liabilities and equity	$287,694		$230,242

(ii)	Translation of GSV income statement for the three months ended March 31, 2022

	GSV as filed	US$/C$	Translated
	C$ 000	Exch Rate	US$ 000
General and administrative	$(1,181)	0.7898	$(933)
Exploration and evaluation expenses	—	0.7898	—
Depreciation	(75)	0.7898	(59)
Share based payments	(771)	0.7898	(609)
Interest and finance costs	(54)	0.7898	(43)
Foreign exchange (loss)	(191)	0.7898	(151)
(Loss) for the period	$(2.272)		$(1,795)

(iii)	Translation of GSV income statement for the year ended December 31, 2021

	GSV as filed	US$/C$	Translated
	C$ 000	Exch Rate	US$ 000
General and administrative	$(6,444)	0.7977	$(5,141)
Exploration and evaluation expenses	—	0.7977	—
Depreciation	(307)	0.7977	(245)
Share based payments	(3,693)	0.7977	(2,946)
Interest and finance costs	(254)	0.7977	(203)
Foreign exchange (loss)	(259)	0.7977	(207)
(Loss) for the year	$(10,958)		$(8,742)

(e)	Allocation of the consideration to assets acquired and liabilities assumed

We have allocated the consideration estimating the fair value of all assets acquired and liabilities assumed, other than mineral properties, to be equal to their carrying values. The balance of the consideration has been estimated to be the fair value of the acquired mineral property.

It is possible that the purchase price and fair values of assets and liabilities acquired will vary from those shown above and the differences may be material. The allocation of the purchase price is based upon our preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. Consequently, the actual allocation of the purchase price will result in different adjustments than those presented here.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated financial statements reflects the following adjustments as if the acquisition of the net assets of GSV had occurred on March 31, 2022.

(a)	Differences in accounting policy – exploration and evaluation (“E&E”) expenditures

Under Orla’s accounting policy for E&E activities, acquisition costs for E&E projects are capitalized and other E&E expenditures are expensed. Under GSV’s accounting policy, all these costs were capitalized.

Had GSV’s accounting policy for E&E expenditures been the same as Orla’s, we estimate that $184,328,000 would have been expensed in years prior to 2022, and $1,794,000 would have been expensed during the three months ended March 31, 2022.

(b)	GSV RSU's converted to GSV shares

In accordance with GSV’s restricted share unit plan, all outstanding RSUs will vest immediately prior to the Acquisition. We estimate that $2,539,000 in share based payments expense will arise upon the early vesting of approximately 4,246,000 RSU’s outstanding.

(c)	GSV stock options replaced by Orla stock options

Pursuant to the Plan of Arrangement, all outstanding GSV stock options are converted to Orla Replacement Options, with quantities and exercise prices adjusted to reflect the share exchange ratio. We estimate that the cancellation of the GSV stock options will result in a charge of $1,387,000 to GSV’s income statement immediately prior to the Acquisition.

(d)	Incremental costs incurred by GSV prior to the Acquisition

We estimate the incremental costs incurred by GSV prior to the Acquisition total approximately $6,500,000 consisting of:

1.	Legal and advisory costs $3,500,000

2.	Severances and retention payments $3,000,000

(e)	Purchase GSV shares

Approximately 358,735,000 GSV common shares common shares were outstanding at March 31, 2022 plus a further 4,246,000 GSV common shares are expected to be issued prior to Acquisition (note 4(b)) pursuant to the early vesting of RSUs and 3,054,000 GSV common shares are expected to be issued in respect of severance to GSV executives.

Consequently, for the purposes of this pro forma analysis, a total of 366,035,000 GSV common shares, representing 100% of the outstanding common shares of GSV, are expected to be acquired by Orla issuing 43,668,000 of its own common shares. The closing price of Orla common shares was C$5.49, and the closing exchange rate was 0.7827 US$/C$ on June 10, 2022, the date immediately prior to the announcement. Consequently, $187,642,000 is credited to share capital in respect of this share issuance. A further $950,000 (non-cash) in respect of replacement options issued related to pre-acquisition services was included in the cost of the acquisition. There are also payments totalling approximately $35,000 to shareholders for the $0.0001 per share cash consideration.

The actual price of Orla common shares on closing will be different than that on announcement date; consequently, the purchase price may be materially different than the $188.6 million used for these pro forma condensed interim consolidated financial statements.

(f)	Net assets acquired

Eliminate the equity balances of GSV, record the relative fair value of net assets acquired, with the fair value increment being recorded as an exploration and evaluation property asset.

(g)	Orla’s costs of the acquisition

Orla’s acquisition costs of the acquisition consist of legal and advisory costs $2,800,000 (cash).

Replacement options issued which will have which relate to pre-acquisition services total $950,000 (non-cash) and are included in (e) above.

Replacement options issued which will have no post-acquisition service requirement total $110,000 (non-cash) and will be expensed immediately upon Acquisition.

(h)	Tax effect

A tax effect of $nil has been recorded.

APPENDIX I

DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a Shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a Shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A Shareholder of a company, whether or not the Shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A Shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the Shareholder, if the Shareholder is dissenting on the Shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the Shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each Shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A Shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A Shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the Shareholder, if the Shareholder is providing a waiver on the Shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the Shareholder’s own behalf, the Shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the Shareholder in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and

(b)	any other Shareholders, who are registered owners of shares beneficially owned by the first mentioned Shareholder, in respect of the shares that are beneficially owned by the first mentioned Shareholder.

(4) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the Shareholder, the right of Shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a Shareholder is entitled to dissent is to be considered at a meeting of Shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a Shareholder is entitled to dissent is to be passed as a consent resolution of Shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a Shareholder is entitled to dissent was or is to be passed as a resolution of Shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its Shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the Shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a Shareholder a right to vote in a meeting at which, or on a resolution on which, the Shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each Shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the Shareholder learns that the resolution was passed, and

(ii)	the date on which the Shareholder learns that the Shareholder is entitled to dissent.

(2) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A Shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the Shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the Shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner and the Shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner but the Shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the dissenting Shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Shareholder’s name.

(5) The right of a Shareholder to dissent on behalf of a beneficial owner of shares, including the Shareholder, terminates and this Division ceases to apply to the Shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every Shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of Shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its Shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division

APPENDIX J

COMPARISON OF RIGHTS OF GSV SHAREHOLDERS AND ORLA SHAREHOLDERS

The following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their own legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a notice of articles, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and articles, which govern the management of the corporation.

Under the CBCA, the charter documents consist of a corporation’s articles of incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and by-laws, which govern the management of the corporation.

Amendments to Charter Documents

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution. A special resolution must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66⅔% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66⅔% of the votes cast on the resolution. Certain other fundamental changes, including continuances out of the jurisdiction and certain amalgamations also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Under the CBCA, changes to the by-laws of the corporation generally require shareholder approval by ordinary resolution. Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction, generally require special resolutions passed by not less than 66⅔% of the votes cast by the shareholders voting on the resolutions authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66⅔% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Sale of Undertaking

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least 66⅔% and not more than 75% of the votes cast on the resolutions, or, if the articles do not contain such a provision, special resolutions passed by at least 66⅔% of the votes cast on the resolutions.

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than 66⅔% of the votes cast upon special resolutions for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of a corporation, other than in the ordinary course of business of the corporation. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

Comparison of Rights of Dissent and Appraisal

Under the BCBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where a corporation proposes to:

a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;

b)	adopt an amalgamation agreement;

c)	continue out of the jurisdiction;

d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction; or

f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

Under the CBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation is subject to an order of the court permitting such shareholder to dissent or where a corporation proposes to:

a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

c)	enter into certain statutory amalgamations;

d)	continue out of the jurisdiction;

e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

f)	carry out a going-private transaction or squeeze-out transaction; or

g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Oppression Remedies

Under the BCBCA, a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.

The CBCA contains rights that are broader than the BCBCA in that they are available (without seeking leave from a court) to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been, carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been, exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a complainant, being a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend an action against a corporation. Under the BCBCA, a court may grant leave if:

a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

c)	the complainant is acting in good faith; and

d)	it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

The CBCA extends rights to bring a derivative action to a broad range of complainants as it affords the right to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, the Director appointed under the CBCA, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

a)	the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

b)	the complainant is acting in good faith; and

c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Short Selling

Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation. The BCBCA has no such restriction.

Place of Meetings

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

a)	the location is provided for in the articles;

b)	the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at any place within Canada provided by the by-laws, or in the absence of such a provision, at the place within Canada that the directors determine. Meetings of shareholders may be held outside of Canada if the place is specified in the articles or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months of receiving the requisition. Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the resolution, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares carrying the right to vote may call a meeting.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Shareholder Proposals

Under the BCBCA, in order for one or more registered or beneficial shareholders to be entitled to submit a proposal, they must have held voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

Under the CBCA, a registered or beneficial shareholder may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Director Residency Requirements

The BCBCA provides that a reporting corporation must have a minimum of three directors and does not impose any residency requirements on the directors.

The CBCA requires a distributing corporation whose shares are held by more than one person to have a minimum of three directors, but it also requires that at least one-quarter of the directors be resident Canadians. If a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, an individual has to be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles so provide, by a lower proportion of shareholders or by some other method. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a majority of votes that is less than the majority of votes

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at an annual meeting or special meeting. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Take Action and Vote Today

The GSV Board of Directors Recommends a Vote FOR the Arrangement Resolution

Vote Well in Advance of the Proxy Deadline on August 5, 2022 at 8:30 A.M. (Vancouver time)

	Registered Shareholders. Optionholders and RSU Holders	Beneficial Shareholders (Common Shares held with a broker, bank or other intermediary.)

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Questions May Be Directed to the Proxy Solicitation Agent:

North America Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Emai: assistance@laurelhill.com